Dreyfus New York Tax Exempt Funds

Three investment choices seeking current income exempt from federal, New York state and New York city income taxes

PROSPECTUS October 1, 2005

Dreyfus New York Tax Exempt Money Market Fund

Dreyfus New York Tax Exempt Intermediate Bond Fund

Dreyfus New York Tax Exempt Bond Fund, Inc.



YOU, YOUR ADVISOR AND

Dreyfus.
A MELLON FINANCIAL COMPANY℠

Contents

For More Information

See back cover.

The Funds

Dreyfus New York Tax Exempt Money Market Fund

Ticker Symbol: **DNYXX**

Dreyfus New York Tax Exempt Intermediate Bond Fund

Ticker Symbol: **DRNIX**

Dreyfus New York Tax Exempt Bond Fund, Inc.

Ticker Symbol: **DRNYX**

What these funds are — and aren't

These funds are mutual funds: pooled investments that are professionally managed and give you the opportunity to participate in financial markets. They strive to reach their stated goals, although as with all mutual funds, they cannot offer guaranteed results.

An investment in these funds is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in these funds, but you also have the potential to make money.



INTRODUCTION

This combined prospectus has been prepared for your convenience so that you can consider three investment choices in one document. Each fund is a separate entity with a separate investment portfolio. The operations and results of a fund are unrelated to those of each other fund.

The funds differ in their average portfolio maturity, which affects their level of income and degree of share price fluctuation. The money market fund seeks to maintain a stable $1.00 share price. It offers share price stability for investors looking to protect principal, but has the lowest income potential of the three funds. The bond funds each offer higher income and return potential, mainly relative to their average maturities, but their share prices will fluctuate.

Dreyfus New York Tax Exempt Funds



GOAL/APPROACH

Dreyfus New York Tax Exempt Money Market Fund

The Money Market Fund seeks as high a level of current income exempt from federal, New York state and New York city income taxes as is consistent with the preservation of capital and the maintenance of liquidity. As a money market fund, the fund is subject to maturity, quality and diversification requirements designed to help it maintain a stable share price.

To pursue this goal, the fund normally invests substantially all of its net assets in short-term, high quality municipal obligations that provide income exempt from federal, New York state and New York city personal income taxes. The fund also may invest in high quality, short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations.

Although the fund seeks to provide income exempt from federal, New York state and New York city income taxes, interest from some of its holdings may be subject to the federal alternative minimum tax. In addition, the fund may invest temporarily in high quality, taxable money market instruments, and/or municipal obligations that pay income exempt only from federal income tax, including when the fund manager believes acceptable New York municipal obligations are not available for investment.

Concepts to understand

Money market fund: a specific type of fund that seeks to maintain a $1.00 price per share. Money market funds are subject to strict federal requirements and must:

- maintain an average dollar-weighted portfolio maturity of 90 days or less
- buy individual securities that have remaining maturities of 13 months or less
- invest only in high quality, dollar-denominated obligations

Municipal obligations: debt securities that provide income free from federal income tax, and state income tax if the investor lives in the issuing state. Municipal obligations are typically of two types:

- **general obligation bonds,** which are secured by the full faith and credit of the issuer and its taxing power
- **revenue bonds,** which are payable from the revenues derived from a specific revenue source, such as charges for water and sewer service or highway tolls

Dreyfus New York Tax Exempt Intermediate Bond Fund

The Intermediate Bond Fund seeks as high a level of current income exempt from federal, New York state and New York city income taxes as is consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal, New York state and New York city personal income taxes. The dollar-weighted average maturity of the fund's portfolio ranges between three and ten years. Although the fund currently intends to invest only in municipal bonds rated investment grade, or the unrated equivalent as determined by Dreyfus, it has the ability to invest up to 20% of its net assets in bonds rated below investment grade ("high yield" or "junk" bonds) or the unrated equivalent as determined by Dreyfus.

The portfolio manager may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, the portfolio manager may assess the current interest rate environment and the municipal bond's potential volatility in different rate environments. The portfolio manager focuses on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with the portfolio manager's changing views of the current interest rate and market environment. The portfolio manager also may look to select bonds that are most likely to obtain attractive prices when sold.

Although the fund seeks to provide income exempt from federal, New York state and New York city income taxes, interest from some of its holdings may be subject to the federal alternative minimum tax. In addition, the fund temporarily may invest in taxable bonds and municipal bonds that pay income exempt only from federal income tax.

The fund may, but is not required to, use derivatives, such as futures, options and swap agreements, as a substitute for taking a position in an underlying asset, to increase returns, to manage interest rate risk, or as part of a hedging strategy. The fund may buy securities that pay interest at rates that float inversely with changes in prevailing interest rates and may make forward commitments in which the fund agrees to buy or sell a security in the future at a price agreed upon today.

Concepts to understand

Municipal bonds: debt securities that provide income free from federal income tax, and state income tax if you live in the issuing state. Municipal bonds are typically of two types:

o **general obligation bonds,** which are secured by the full faith and credit of the issuer and its taxing power

o **revenue bonds,** which are payable from the revenue derived from a specific revenue source, such as charges for water and sewer service or highway tolls

Investment grade bonds: independent rating organizations analyze and evaluate a bond issuer's, and/or any credit enhancer's, credit profile and ability to repay debts. Based on their assessment, these rating organizations assign letter grades that reflect the issuer's, and/or any credit enhancer's, creditworthiness. AAA or Aaa represents the highest credit rating, AA/Aa the second highest, and so on down to D, for bonds in default (the inability to make timely interest or principal payments). Bonds rated BBB or Baa and above are considered investment grade.

Dreyfus New York Tax Exempt
Bond Fund, Inc.

The Bond Fund seeks as high a level of current income exempt from federal, New York state and New York city income taxes as is consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal, New York state and New York city personal income taxes. The dollar-weighted average maturity of the fund's portfolio normally exceeds ten years, but the fund may invest without regard to maturity. The fund invests at least 80% of its assets in municipal bonds rated investment grade, or the unrated equivalent as determined by Dreyfus. The fund may invest up to 20% of its assets in municipal bonds rated below investment grade ("high yield" or "junk" bonds) or the unrated equivalent as determined by Dreyfus.

The portfolio manager may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, the portfolio manager may assess the current interest rate environment and the municipal bond's potential volatility in different rate environments. The portfolio manager focuses on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with the portfolio manager's changing views of the current interest rate and market environment. The portfolio manager also may look to select bonds that are most likely to obtain attractive prices when sold.

Although the fund seeks to provide income exempt from federal, New York state and New York city income taxes, interest from some of its holdings may be subject to the federal alternative minimum tax. In addition, the fund temporarily may invest in taxable bonds and municipal bonds that pay income exempt only from federal income tax.

The fund may, but is not required to, use derivatives, such as futures, options and swap agreements, as a substitute for taking a position in an underlying asset, to increase returns, to manage interest rate risk, or as part of a hedging strategy. The fund may buy securities that pay interest at rates that float inversely with changes in prevailing interest rates and may make forward commitments in which the fund agrees to buy or sell a security in the future at a price agreed upon today.

Concepts to understand

Dollar-weighted average maturity: an average of the stated maturities of the securities held by the fund, based on their dollar-weighted proportions in the fund.



MAIN RISKS

Dreyfus New York Tax Exempt Money Market Fund

The fund's yield will fluctuate as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

An investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

While the fund has maintained a constant share price since inception and will continue to try to do so, the following factors could reduce the fund's income level and/or share price:

- interest rates could rise sharply, causing the value of the fund's investments and its share price to drop
- interest rates could drop, thereby reducing the fund's yield
- New York's economy and revenues underlying its municipal obligations may decline
- the fund's portfolio securities may be more sensitive to risks that are specific to investing primarily in a single state
- any of the fund's holdings could have its credit rating downgraded or could default

Derivative securities, such as structured notes, can be volatile, and the possibility of default by the financial institution or counterparty may be greater for these securities than for other types of money market instruments. Structured notes typically are purchased in privately negotiated transactions from financial institutions and, thus, an active trading market for such instruments may not exist.

The fund is non-diversified, which means that a relatively high percentage of the fund's assets may be invested in a limited number of issuers. Therefore, its performance may be more vulnerable to changes in the market value of a single issuer and more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund.

Concepts to understand

Credit rating: a measure of the issuer's expected ability to make all required interest and principal payments in a timely manner. An issuer with the highest credit rating has a very strong degree of certainty (or safety) with respect to making all payments. An issuer with the second-highest credit rating still has a strong capacity to make all payments, although the degree of safety is somewhat less.

Generally, the Money Market Fund is required to invest its assets in securities with the highest or second-highest credit rating or the unrated equivalent as determined by Dreyfus.

Dreyfus New York Tax Exempt Intermediate Bond Fund and
Dreyfus New York Tax Exempt Bond Fund, Inc.

Each bond fund's principal risks are discussed below. The value of your investment in a fund will fluctuate, which means you could lose money.

- *Interest rate risk.* Prices of bonds tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect bond prices and, accordingly, a fund's share price. The longer a fund's effective maturity and duration, the more its share price is likely to react to interest rates.

- *Call risk.* Some bonds give the issuer the option to call, or redeem, the bonds before their maturity date. If an issuer "calls" its bond during a time of declining interest rates, a fund might have to reinvest the proceeds in an investment offering a lower yield.

- *Credit risk.* Failure of an issuer to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of a bond, can cause a bond's price to fall, potentially lowering a fund's share price. Although each bond fund invests primarily in bonds rated investment grade, it may invest to a limited extend in high yield ("junk") bonds, which involve greater credit risk, including the risk of default, than investment grade bonds, and are considered predominantly speculative with respect to the issuer's continuing ability to make principal and interest payments. The prices of high yield bonds can fall dramatically in response to bad news about the issuer or its industry, or the economy in general.

- *Liquidity risk.* The secondary market for certain municipal bonds tends to be less well developed or liquid than many other securities markets, which may adversely affect a fund's ability to sell such municipal bonds at attractive prices. When there is little or no active trading market for specific types of securities, it can become more difficult to sell the securities at or near their perceived value. In such a market, the value of such securities and a fund's share price may fall dramatically.

- *State-specific risk.* Each fund is subject to the risk that New York's economy, and the revenues underlying its municipal bonds, may decline. Investing primarily in a single state makes each fund more sensitive to risks specific to the state and may magnify other risks.

- *Market sector risk.* Each fund's overall risk level will depend on the market sectors in which the fund is invested and the current interest rate, liquidity and credit quality of such sectors. Each fund may significantly overweight or underweight certain industries or market sectors, which may cause a fund's performance to be more or less sensitive to developments affecting those industries or sectors.

- *Leveraging risk.* The use of leverage, such as lending portfolio securities and engaging in forward commitment transactions, may cause taxable income and may magnify a fund's gains or losses.

- *Tax risk.* To be tax-exempt, municipal bonds generally must meet certain regulatory requirements. Although each fund will invest in municipal bonds that pay interest that is exempt, in the opinion of counsel to the issuer (or on the basis of other authority believed by Dreyfus to be reliable), from federal income tax, if any such municipal bond fails to meet these regulatory requirements, the interest received by the fund from its investment in such bonds and distributed to fund shareholders will be taxable.

- *Derivatives risk.* Each fund may invest in derivative instruments, such as options, futures and options on futures (including those relating to securities, indexes and interest rates), swaps and inverse floaters. Certain derivatives may cause taxable income. A small investment in derivatives could have a potentially large impact on a fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by a fund will not correlate with the fund's other investments. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instruments to make required payments or otherwise comply with the derivative instruments' terms.

- *Non-diversification risk*. Each fund is non-diversified, which means that a relatively high percentage of the fund's assets may be invested in a limited number of issuers. Therefore, the fund's performance may be more vulnerable to changes in the market value of a single issuer or a group of issuers and more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund.

Other potential risks

Under adverse market conditions, a fund could invest some or all of its assets in U.S. Treasury securities and money market securities. Although the fund would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the fund may not achieve its investment objective.

Each fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, a fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

Dreyfus New York Tax Exempt
Money Market Fund

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's performance from year to year. The table shows the fund's average annual total returns over time. All returns assume reinvestment of dividends and distributions. Of course, past per–formance is no guarantee of future results.

Average annual total returns *as of 12/31/04*

1 Year	5 Years	10 Years
0.59%	**1.52%**	**2.19%**

For the fund's current 7-day yield, please call toll-free: **1-800-645-6561.**



Year-by-year total returns *as of 12/31 each year (%)*

3.24	2.79	3.00	2.75	2.51	3.45	2.20	0.92	0.47	0.59
95	96	97	98	99	00	01	02	03	04

Best Quarter: **Q4 '00**   **+0.90%**
Worst Quarter: **Q3 '03**   **+0.08%**

The fund's year-to-date total return as of 6/30/05 was 0.77%.

Dreyfus New York Tax Exempt Intermediate Bond Fund

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's performance from year to year. The table compares the fund's average annual total returns to those of the Lehman Brothers 7-Year Municipal Bond Index, an unmanaged benchmark of total return performance for non-New York-specific municipal bonds with maturities ranging between 6 to 8 years. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Average annual total returns *as of 12/31/04*

	1 Year	5 Years	10 Years
Fund *returns before taxes*	**3.22%**	**5.77%**	**5.84%**
Fund *returns after taxes* *on distributions*	**3.17%**	**5.69%**	**5.71%**
Fund *returns after taxes* *on distributions and* *sale of fund shares*	**3.36%**	**5.53%**	**5.62%**
Lehman Brothers **7-Year Municipal** **Bond Index*** *reflects no deduction for* *fees, expenses or taxes*	**3.15%**	**6.61%**	**6.48%**

* *Unlike the fund, the index is not composed of bonds of a single state.*



Year-by-year total returns *as of 12/31 each year (%)*

95	96	97	98	99	00	01	02	03	04
14.03	4.16	8.24	6.05	-2.26	9.57	4.72	8.62	2.91	3.22

Best Quarter:	Q1 '95	+5.68%
Worst Quarter:	Q2 '04	-2.25%

The fund's year-to-date total return as of 6/30/05 was 1.61%.

Dreyfus New York Tax Exempt
Bond Fund, Inc.

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's performance from year to year. The table compares the fund's average annual total returns to those of the Lehman Brothers Municipal Bond Index, an unmanaged benchmark of total return performance for non–New York–specific municipal bonds. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Average annual total returns *as of 12/31/04*	1 Year	5 Years	10 Years
Fund *returns before taxes*	3.40%	6.30%	6.12%
Fund *returns after taxes on distributions*	3.40%	6.21%	5.98%
Fund *returns after taxes on distributions and sale of fund shares*	3.70%	6.07%	5.93%
Lehman Brothers Municipal Bond Index* *reflects no deduction for fees, expenses or taxes*	4.48%	7.20%	7.06%

* *Unlike the fund, the Lehman Index is not composed of bonds of a single state.*



Year-by-year total returns *as of 12/31 each year (%)*

	95	96	97	98	99	00	01	02	03	04
	16.24	2.48	9.13	6.70	-3.81	11.10	4.59	9.03	3.60	3.40

Best Quarter:	Q1 '95	+6.59%
Worst Quarter:	Q1 '96	-2.45%

The fund's year-to-date total return as of 6/30/05 was 2.84%.



EXPENSES

Dreyfus New York Tax Exempt Money Market Fund

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price. The fund has no sales charge (load) or Rule 12b-1 distribution fees.

From time to time, Dreyfus may limit expenses to the extent it deems appropriate to enhance the yield of the fund during periods when fixed expenses have a significant impact on the fund's yield because of low interest rates. This expense limitation policy is voluntary and temporary and may be revised or terminated by Dreyfus at any time without notice.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.50%
Shareholder services fee	0.07%
Other expenses	0.10%
Total	**0.67%**

Expense example

1 Year	3 Years	5 Years	10 Years
$68	**$214**	**$373**	**$835**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations.

Shareholder services fee: a fee of up to 0.25% used to reimburse the fund's distributor for shareholder account service and maintenance.

Other expenses: fees paid by the fund for miscellaneous items such as transfer agency, custody, professional and registration fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.

Dreyfus New York Tax Exempt Intermediate Bond Fund

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Shareholder transaction fees are paid from your account. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price. The fund has no sales charge (load).

Fee table

Shareholder transaction fees
% of transaction amount

Maximum redemption fee	**1.00%**

charged only when selling shares you have owned for less than 30 days

Annual fund operating expenses
% of average daily net assets

Management fees	0.60%
Rule 12b-1 fee	0.19%
Other expenses	0.10%
Total	**0.89%**

Expense example

1 Year	3 Years	5 Years	10 Years
$91	**$284**	**$493**	**$1,096**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations. During the past fiscal year, Dreyfus waived a portion of its fee so that the effective management fee paid by the fund was 0.52%, reducing total expenses from 0.89% to 0.81%. This waiver was voluntary.

Rule 12b-1 fee: a fee of up to 0.25% used to reimburse the fund's distributor for distributing the fund's shares, servicing shareholder accounts, and advertising and marketing. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Other expenses: fees paid by the fund for miscellaneous items such as transfer agency, custody, professional and registration fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.

Dreyfus New York Tax Exempt Bond Fund, Inc.

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Shareholder transaction fees are paid from your account. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price. The fund has no sales charge (load) or Rule 12b-1 distribution fees.

Fee table

Shareholder transaction fees
% of transaction amount

Maximum redemption fee	**0.10%**
charged only when selling shares you have owned for less than 30 days	

Annual fund operating expenses
% of average daily net assets

Management fees	0.60%
Shareholder services fee	0.05%
Other expenses	0.07%
Total	**0.72%**

Expense example

1 Year	3 Years	5 Years	10 Years
$74	**$230**	**$401**	**$894**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations. During the past fiscal year, Dreyfus waived a portion of its fee so that the effective management fee paid by the fund was 0.55%, reducing total expenses from 0.72% to 0.67%. This waiver was voluntary.

Shareholder services fee: a fee of up to 0.25% used to reimburse the fund's distributor for shareholder account service and maintenance.

Other expenses: fees paid by the fund for miscellaneous items such as transfer agency, custody, professional and registration fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



MANAGEMENT

Investment adviser

The investment adviser for each fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $171 billion in approximately 200 mutual fund portfolios. For the past fiscal year, Dreyfus New York Tax Exempt Money Market Fund, Dreyfus New York Tax Exempt Intermediate Bond Fund and Dreyfus New York Tax Exempt Bond Fund each paid Dreyfus a management fee at the effective annual rate of 0.50%, 0.52%, and 0.55%, respectively, of the fund's average daily net assets. A discussion regarding the basis for the board's approving each fund's management agreement with Dreyfus is available in each fund's annual report for the fiscal year ended May 31, 2005. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial has approximately $4.2 trillion in assets under management, administration or custody, including $738 billion under management.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

Monica S. Wieboldt has been the primary portfolio manager of the Intermediate Bond Fund since May 1987 and has been a portfolio manager at Dreyfus since 1983.

Joseph P. Darcy has been the Bond Fund's primary portfolio manager since November 2001 and has been a portfolio manager at Dreyfus since May 1994.

For the Intermediate Bond Fund and Bond Fund, the Statement of Additional Information provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of fund shares.

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus funds and the Dreyfus Founders funds (together, the Funds) in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the Amended Complaint) on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named Dreyfus Service Corporation, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Complaint in whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

Distributor

Each fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide additional cash payments out of its own resources to financial intermediaries that sell shares of the funds or provide other services. Such payments are in addition to any 12b-1 fees, shareholder services fees or other expenses paid by the funds. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the funds on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of a fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the funds.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets, or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The funds, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the funds. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe each fund's performance for the fiscal periods indicated. "Total return" shows how much your investment in a fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been independently audited by Ernst & Young LLP, whose report for each fund, along with each fund's financial statements, is included in the fund's annual report, which is available upon request.

Dreyfus New York Tax Exempt Money Market Fund		*Year Ended May 31,* **2005**	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		1.00	1.00	1.00	1.00	1.00
Investment operations:	Investment income – net	.010	.004	.008	.014	.032
Distributions:	Dividends from investment income – net	(.010)	(.004)	(.008)	(.014)	(.032)
Net asset value, end of period		1.00	1.00	1.00	1.00	1.00
Total Return (%)		1.05	.39	.75	1.44	3.28
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.67	.66	.66	.65	.66
Ratio of net expenses to average net assets		.66	.66	.66	.65	.66
Ratio of net investment income to average net assets		1.03	.39	.75	1.42	3.22
Net assets, end of period ($ x 1,000)		260,778	276,244	290,038	288,257	295,817

Dreyfus New York Tax Exempt Intermediate Bond Fund		*Year Ended May 31,* **2005**	2004	2003	2002[1]	2001
Per-Share Data ($):						
Net asset value, beginning of period		18.14	19.19	18.50	18.32	17.22
Investment operations:	Investment income – net	.64[2]	.66[2]	.73[2]	.79[2]	.80
	Net realized and unrealized gain (loss) on investments	.34	(.92)	.84	.18	1.10
Total from investment operations		.98	(.26)	1.57	.97	1.90
Distributions:	Dividends from investment income – net	(.64)	(.65)	(.72)	(.79)	(.80)
	Dividends from net realized gain on investments	(.05)	(.14)	(.16)	–	(.00)[3]
Total distributions		(.69)	(.79)	(.88)	(.79)	(.80)
Net asset value, end of period		18.43	18.14	19.19	18.50	18.32
Total Return (%)		5.55	(1.41)	8.69	5.37	11.21
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.89	.95	.95	.94	.95
Ratio of net expenses to average net assets		.81	.80	.80	.80	.80
Ratio of net investment income to average net assets		3.46	3.52	3.87	4.27	4.43
Portfolio turnover rate		26.56	44.58	30.18	21.33	15.45
Net assets, end of period ($ x 1,000)		325,390	338,765	389,782	373,620	343,561

1 As required, effective June 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended May 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.26% to 4.27%. Per-share data and ratios/supplemental data for periods prior to June 1, 2001 have not been restated to reflect this change in presentation.

2 Based on average shares outstanding at each month end.

3 Amount represents less than $.01 per share.

Dreyfus New York Tax Exempt Bond Fund, Inc.		*Year Ended May 31,*				
		2005	2004	2003	2002[1]	2001
Per-Share Data ($):						
Net asset value, beginning of period		14.63	15.57	15.02	14.96	14.03
Investment operations:	Investment income − net	.61[2]	.64[2]	.69[2]	.72[2]	.72
	Net realized and unrealized gain (loss) on investments	.40	(.88)	.71	.11	.93
Total from investment operations		1.01	(.24)	1.40	.83	1.65
Distributions:	Dividends from investment income − net	(.62)	(.63)	(.69)	(.73)	(.72)
	Dividends from net realized gain on investments	−	(.07)	(.16)	(.04)	(.00)[3]
Total distributions		(.62)	(.70)	(.85)	(.77)	(.72)
Net asset value, end of period		15.02	14.63	15.57	15.02	14.96
Total Return (%)		7.11	(1.57)	9.56	5.64	11.99
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.72	.71	.71	.70	.77
Ratio of net expenses to average net assets		.67	.71	.71	.70	.73
Ratio of net investment income to average net assets		4.13	4.25	4.53	4.82	4.91
Portfolio turnover rate		40.69	24.22	29.28	19.47	17.57
Net assets, end of period ($ x 1,000)		1,299,286	1,296,430	1,475,917	1,461,723	1,449,047

[1] As required, effective June 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended May 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.81% to 4.82%. Per-share data and ratios/supplemental data for periods prior to June 1, 2001 have not been restated to reflect this change in presentation.

[2] Based on average shares outstanding at each month end.

[3] Amount represents less than $.01 per share.

Your Investment



ACCOUNT POLICIES

Buying shares

You pay no sales charges to invest in these funds. Your price for fund shares is the net asset value per share (NAV), which is generally calculated as of 12:00 noon Eastern time for the Money Market Fund, and at the close of trading on the New York Stock Exchange (usually 4:00 p.m. Eastern time) for the Intermediate Bond Fund and the Bond Fund, on days the exchange is open for regular business. Your order will be priced at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Because the funds seek tax-exempt income, they are not recommended for purchase in IRAs or other qualified retirement plans.

The Money Market Fund uses the amortized cost method of valuing its securities. When calculating its NAV, the Money Market Fund compares the NAV using amortized cost to its NAV using available market quotations or market equivalents which generally are provided by an independent pricing service approved by the fund's board. The pricing service's procedures are reviewed under the general supervision of the board.

When calculating the NAV of the Intermediate Bond Fund and Bond Fund, the respective fund's investments generally are valued by an independent pricing service approved by the fund's board. The pricing service's procedures are reviewed under the general supervision of the board. If valuations for investments (received from the pricing service or otherwise) are not readily available, or are determined not to reflect accurately fair value, the fund may value those investments at fair value as determined in accordance with the procedures approved by the fund's board. Fair value of investments may be done by the fund's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Using fair value to price investments may result in a value that is different from a security's most recent price and from prices used by other mutual funds to calculate their net asset values.

Concepts to understand

Net asset value (NAV): a mutual fund's share price on a given day. A fund's NAV is calculated by dividing the value of its net assets by the number of its existing shares outstanding.

Amortized cost: a method of valuing a money market fund's portfolio securities, which does not take into account unrealized gains or losses. As a result, portfolio securities are valued at their acquisition cost, adjusted over time based on the discounts or premiums reflected in their purchase price. This method of valuation is designed to permit a money market fund to maintain a stable NAV.

Investments in certain municipal bonds and thinly traded securities may provide short-term traders arbitrage opportunities with respect to the Intermediate Bond Fund's and Bond Fund's shares. For example, arbitrage opportunities may exist when trading in a portfolio security or securities is halted and does not resume, or the market on which such securities are traded closes before the fund calculates its NAV. If short-term investors in the fund were able to take advantage of these arbitrage opportunities they could dilute the NAV of fund shares held by long-term investors. Portfolio valuation policies can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that such valuation policies will prevent dilution of the fund's NAV by short-term traders. While each fund has a policy regarding frequent trading, it too may not be completely effective to prevent short-term NAV arbitrage trading, particularly in regard to omnibus accounts. Please see "Your Investment — Account Policies — General Policies" for further information about each fund's frequent trading policy.

Minimum investments

	Initial	Additional
Regular accounts	$2,500	$100 **$500** *for Dreyfus TeleTransfer investments*
Dreyfus automatic investment plans	$100	$100

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

Third-party investments

If you invest through a third party (rather than directly with Dreyfus), the policies and fees may be different than those described herein. Banks, brokers, financial advisers and financial supermarkets may charge transaction fees and may set different minimum investments or limitations on buying or selling shares. Consult a representative of your financial institution for further information.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Any certificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

Before selling or writing a check against shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds (or selling the shares in the case of the Money Market Fund) for up to eight business days following the purchase of those shares
- the fund will not honor redemption checks, or process wire, telephone, online or Dreyfus TeleTransfer redemption requests, for up to eight business days following the purchase of those shares

If you are selling or exchanging shares of the Intermediate Bond Fund or Bond Fund that you have owned for less than 30 days, the fund may deduct a redemption fee (not charged on shares sold through the Checkwriting Privilege, Automatic Withdrawal Plan or Dreyfus Auto-Exchange Privilege, or on shares acquired through dividend reinvestment). The Intermediate Bond Fund charges a 1% redemption fee and the Bond Fund charges a 0.10% redemption fee.

Limitations on selling shares by phone or online through www.dreyfus.com

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*

* *Not available online on accounts whose address has been changed within the last 30 days.*

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days
- requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

Dreyfus New York Tax Exempt Money Market Fund

Money market funds generally are used by investors for short-term investments, often in place of bank checking or savings accounts, or for cash management purposes. Investors value the ability to add and withdraw their funds quickly, without restriction. For this reason, although Dreyfus discourages excessive trading and other abusive trading practices, the funds have not adopted policies and procedures, or imposed redemption fees or other restrictions such as minimum holding periods, to deter frequent purchases and redemptions of fund shares. Dreyfus also believes that money market funds, such as the funds, are not targets of abusive trading practices, because money market funds seek to maintain a $1.00 per share price and typically do not fluctuate in value based on market prices. However, frequent purchases and redemptions of the fund's shares could increase the fund's transaction costs, such as market spreads and custodial fees, and may interfere with the efficient management of the fund's portfolio, which could detract from the fund's performance. Accordingly, the fund reserves the right to refuse any purchase or exchange request. Funds in the Dreyfus Family of Funds that are not money market mutual funds have approved policies and procedures that are intended to discourage and prevent abusive trading practices in those mutual funds which may apply to exchanges from or into the fund. If you plan to exchange your fund shares for shares of another Dreyfus fund, please read the prospectus of that other Dreyfus fund for more information.

The fund also reserves the right to:

- refuse any purchase or exchange request
- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions
- change its minimum investment amounts
- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

The fund may also process purchase and sale orders and calculate its NAV on days that the fund's primary trading markets are open and the fund's management determines to do so.

Dreyfus New York Tax Exempt Intermediate Bond Fund and Dreyfus New York Tax Exempt Bond Fund, Inc.

The funds are designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, Dreyfus and each fund's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the fund or its operations. Dreyfus and the funds will not enter into arrangements with any person or group to permit frequent trading.

Each fund reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

- refuse any purchase or exchange request, including those from any individual or group who, in Dreyfus' view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the funds may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

Dreyfus monitors selected transactions to identify frequent trading. When its surveillance systems identify multiple roundtrips, Dreyfus evaluates trading activity in the account for evidence of frequent trading. Dreyfus considers the investor's trading history in other accounts under common ownership or control, in other Dreyfus, Dreyfus/Founders and Mellon Funds Trust funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective, and while Dreyfus seeks to apply the policy and procedures uniformly, it is possible that similar transactions may be treated differently. In all instances, Dreyfus seeks to make these judgments to the best of its abilities in a manner that it believes is consistent with shareholder interests. If Dreyfus concludes the account is likely to engage in frequent trading, Dreyfus may cancel or revoke the purchase or exchange on the following business day. Dreyfus may also temporarily or permanently bar such investor's future purchases into a fund in lieu of, or in addition to, canceling or revoking the trade. At its discretion, Dreyfus may apply these restrictions across all accounts under common ownership, control or perceived affiliation.

Fund shares often are held through omnibus accounts maintained by financial intermediaries, such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. Dreyfus' ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in providing information with respect to individual shareholder transactions. However, the agreements between the distributor and financial intermediaries include obligations to comply with the terms of this prospectus. Further, all intermediaries have been requested in writing to notify the distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

To the extent that the Intermediate Bond Fund or Bond Fund significantly invests in thinly traded municipal bonds, certain investors may seek to trade fund shares in an effort to benefit from their understanding of the value of these securities (referred to as price arbitrage). Any such frequent trading strategies may interfere with efficient management of the fund's portfolio to a greater degree than funds that invest in highly liquid securities, in part because the fund may have difficulty selling these portfolio securities at advantageous times or prices to satisfy large and/or frequent redemption requests. Any successful price arbitrage may also cause dilution in the value of fund shares held by other shareholders.

Although the funds' frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through Automatic Investment Plans, Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges and automatic non-discretionary rebalancing programs approved in writing by Dreyfus generally are not considered to be frequent trading.

Small account policies

To offset the relatively higher costs of servicing smaller accounts, the Money Market Fund and the Intermediate Bond Fund each charge regular accounts with balances below $2,000 an annual fee of $12. The fee will be imposed during the fourth quarter of each calendar year.

The fee will be waived for: any investor whose aggregate Dreyfus mutual fund investments total at least $25,000; accounts participating in automatic investment programs; and accounts opened through a financial institution.

If your account falls below $500, your fund may ask you to increase your balance. If it is still below $500 after 45 days, the fund may close your account and send you the proceeds.



DISTRIBUTIONS AND TAXES

Each fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. Each fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. Each fund normally pays dividends once a month and capital gain distributions annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Each fund anticipates that virtually all dividends paid to you will be exempt from federal and New York state and New York city personal income taxes. However, for federal tax purposes, certain distributions, such as distributions of short-term capital gains, are taxable to you as ordinary income, while long-term capital gains are taxable to you as capital gains.

For New York personal income tax purposes, distributions derived from interest on municipal securities of New York issuers and from interest on qualifying securities issued by U.S. territories and possessions are generally exempt from New York state and New York city income taxes. Distributions that are federally taxable as ordinary income or capital gains are generally subject to New York state and New York city personal income taxes.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders of the bond funds, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in a fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from each fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



SERVICES FOR FUND INVESTORS

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application or by calling **1-800-645-6561.**

For investing

Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Payroll Savings Plan	For making automatic investments through a payroll deduction.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from one Dreyfus fund into another (not available for IRAs).

For exchanging shares

Dreyfus Auto-Exchange Privilege	For making regular exchanges from one Dreyfus fund into another.

For selling shares

Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most Dreyfus funds.

Dreyfus Financial Centers

Through a nationwide network of Dreyfus Financial Centers, Dreyfus offers a full array of investment services and products. This includes information on mutual funds, brokerage services, tax-advantaged products and retirement planning.

Experienced financial consultants can help you make informed choices and provide you with personalized attention in handling account transactions. The Financial Centers also offer informative seminars and events. To find the Financial Center nearest you, call **1-800-499-3327.**

Checkwriting privilege

You may write redemption checks against your account in amounts of $500 or more. These checks are free; however, a fee will be charged if you request a stop payment or if the transfer agent cannot honor a redemption check due to insufficient funds or another valid reason. Please do not post-date your checks or use them to close your account.

Exchange privilege

You can exchange shares worth $500 or more from one Dreyfus fund into another. You can request your exchange in writing, by phone or online. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will have the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your Dreyfus fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application.

Dreyfus Express®
voice-activated account access

You can easily manage your Dreyfus accounts, check your account balances, purchase fund shares, transfer money between your Dreyfus funds, get price and yield information and much more — when it's convenient for you — by calling **1-800-645-6561.** Certain requests may require the services of a representative.

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES
In Writing		
Complete the application. Mail your application and a check to: The Dreyfus Family of Funds P.O. Box 55299, Boston, MA 02205-8553	Fill out an investment slip, and write your account number on your check. Mail the slip and the check to: The Dreyfus Family of Funds P.O. Box 105, Newark, NJ 07101-0105	Write a redemption check **or** write a letter of instruction that includes: • your name(s) and signature(s) • your account number • the fund name • the dollar amount you want to sell • how and where to send the proceeds Obtain a signature guarantee or other documentation, if required (see "Account Policies — Selling Shares"). Mail your request to: The Dreyfus Family of Funds P.O. Box 55263, Boston, MA 02205-8501
By Telephone		
Wire Call us to request an account application and an account number. Have your bank send your investment to The Bank of New York, with these instructions: • ABA# 021000018 • Dreyfus New York Tax Exempt Money Market Fund DDA# 8900052007 • Dreyfus New York Tax Exempt Intermediate Bond Fund DDA# 8900052236 • Dreyfus New York Tax Exempt Bond Fund DDA# 8900052422 • your account number • name(s) of investor(s) Return your application with the account number on the application.	**Wire** Have your bank send your investment to The Bank of New York, with these instructions: • ABA# 021000018 • Dreyfus New York Tax Exempt Money Market Fund DDA# 8900052007 • Dreyfus New York Tax Exempt Intermediate Bond Fund DDA# 8900052236 • Dreyfus New York Tax Exempt Bond Fund DDA# 8900052422 • your account number • name(s) of investor(s) **Electronic check** Same as wire, but insert "111" before your 14-digit account number. **Dreyfus TeleTransfer** Request Dreyfus TeleTransfer on your application. Call us to request your transaction.	**Wire** Be sure the fund has your bank account information on file. Call us to request your transaction. Proceeds will be wired to your bank. **Dreyfus TeleTransfer** Be sure the fund has your bank account information on file. Call us to request your transaction. Proceeds will be sent to your bank by electronic check. **Check** Call us to request your transaction. A check will be sent to the address of record.





Concepts to understand

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

To reach Dreyfus, call toll free in the U.S.

1-800-645-6561

Outside the U.S. 516-794-5452

Make checks payable to:

The Dreyfus Family of Funds

You also can deliver requests to any Dreyfus Financial Center. Because processing time may vary, please ask the representative when your account will be credited or debited.

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 Online (www.dreyfus.com)

_____

Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Visit **www.dreyfus.com** to request your transaction.

Wire Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

Dreyfus TeleTransfer Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

Check Visit **www.dreyfus.com** to request your transaction. A check will be sent to the address of record.

 Automatically

With an initial investment Indicate on your application which automatic service(s) you want. Return your application with your investment.

Without any initial investment Check the Dreyfus Step Program option on your application. Return your application, then complete the additional materials when they are sent to you.

All services Call us to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.

Dreyfus Automatic Withdrawal Plan Call us to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.

Be sure to maintain an account balance of $5,000 or more.

NOTES

NOTES

For More Information

Dreyfus New York Tax Exempt
Money Market Fund
SEC file number: 811-5160

Dreyfus New York Tax Exempt
Intermediate Bond Fund
SEC file number: 811-5161

Dreyfus New York Tax Exempt
Bond Fund, Inc.
SEC file number: 811-3726

To obtain information:

By telephone
Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail Send your request to info@dreyfus.com

On the Internet Text-only versions of certain fund
documents can be viewed online or downloaded from:

  SEC http://www.sec.gov

  Dreyfus http://www.dreyfus.com

You can also obtain copies, after paying a duplicating fee,
by visiting the SEC's Public Reference Room in Washington, DC
(for information, call 1-202-942-8090) or by E-mail request to
publicinfo@sec.gov, or by writing to the SEC's Public Reference
Section, Washington, DC 20549-0102.

More information on these funds is available free
upon request, including the following:

Annual/Semiannual Report

Describes a fund's performance, lists portfolio holdings and contains a letter from the fund's manager
discussing recent market conditions, economic
trends and fund strategies that significantly affected
the fund's performance during the last fiscal year.
Each fund's most recent annual and semiannual
reports are available at **www.dreyfus.com**.

Statement of Additional Information (SAI)

Provides more details about a fund and its policies.
A current SAI is available at **www.dreyfus.com** and
is on file with the Securities and Exchange
Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

Each fund will disclose its complete schedule of
portfolio holdings, as reported on a month-end
basis, at **www.dreyfus.com**, under Mutual Fund
Center – Dreyfus Mutual Funds – Mutual Fund
Total Holdings. The information will be posted
with a one-month lag and will remain accessible
until the fund files a report on Form N-Q or Form
N-CSR for the period that includes the date as of
which the information was current. In addition,
fifteen days following the end of each calendar
quarter, each fund will publicly disclose at
www.dreyfus.com its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of each fund's policies and
procedures with respect to the disclosure of the
fund's portfolio securities is available in the fund's
SAI.



DREYFUS NEW YORK TAX EXEMPT FUNDS

STATEMENT OF ADDITIONAL INFORMATION
FOR
DREYFUS NEW YORK TAX EXEMPT MONEY MARKET FUND
DREYFUS NEW YORK TAX EXEMPT INTERMEDIATE BOND FUND
DREYFUS NEW YORK TAX EXEMPT BOND FUND, INC.

OCTOBER 1, 2005

This Statement of Additional Information, which is not a prospectus, supplements and should be read in conjunction with the current combined Prospectus of Dreyfus New York Tax Exempt Money Market Fund (the "**Money Market Fund**"), Dreyfus New York Tax Exempt Intermediate Bond Fund (the "**Intermediate Bond Fund**"), and Dreyfus New York Tax Exempt Bond Fund, Inc. (the "**Bond Fund**") (each, a "Fund" and, collectively, the "Funds"), dated October 1, 2005, as the Prospectus may be revised from time to time. To obtain a copy of the Funds' Prospectus, please call your financial adviser, write to the Funds at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, visit www.dreyfus.com, or call one of the following numbers:

> Call Toll Free 1-800-645-6561
> In New York City -- Call 1-718-895-1206
> Outside the U.S. -- Call 516-794-5452

Each Fund's most recent Annual Report and Semi-Annual Report to Shareholders are separate documents supplied with this Statement of Additional Information, and the financial statements, accompanying notes and report of the independent registered public accounting firm appearing in the Annual Report are incorporated by reference into this Statement of Additional Information.

Each Fund is a separate entity with a separate portfolio. The operations and investment results of one Fund are unrelated to those of each other Fund. This combined Statement of Additional Information has been prepared for your convenience to provide you the opportunity to consider three investment choices in one document.

TABLE OF CONTENTS

DESCRIPTION OF THE FUNDS

Each of the **Money Market Fund** and the **Intermediate Bond Fund** is a Massachusetts business trust that commenced operations on June 9, 1987 and June 12, 1987, respectively. The **Bond Fund** is a Maryland corporation that commenced operations on July 26, 1983. Each Fund is an open-end, management investment company, known as a mutual fund. The **Money Market Fund** is known as a municipal money market fund and must maintain an average dollar-weighted portfolio maturity of 90 days or less and buy individual securities that have remaining maturities of 13 months or less. The **Intermediate Bond Fund** and the **Bond Fund** are known as municipal bond funds and are referred to as the "**Longer Term Funds**." As a municipal fund, each Fund invests in debt obligations issued by states, territories and possessions of the United States and the District of Columbia and their political subdivisions, agencies and instrumentalities, or multistate agencies or authorities, and certain other specified securities, the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal income tax ("Municipal Bonds").

The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as each Fund's investment adviser.

Dreyfus Service Corporation (the "Distributor") is the distributor of each Fund's shares.

Certain Portfolio Securities

The following information supplements (except as noted) and should be read in conjunction with the Funds' Prospectus.

New York Municipal Bonds. (All Funds) As a fundamental policy, each Fund normally invests at least 80% of the value of its net assets (plus any borrowings for investment purposes) in Municipal Bonds of the State of New York, its political subdivisions, authorities and corporations, and certain other specified securities, that provide income exempt from Federal, New York State and New York City personal income taxes (collectively, "New York Municipal Bonds"). To the extent acceptable New York Municipal Bonds are at any time unavailable for investment by a Fund, the Fund will invest temporarily in other Municipal Bonds the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal, but not New York State and New York City, personal income tax. Municipal Bonds generally include debt obligations issued to obtain funds for various public purposes as well as certain industrial development bonds issued by or on behalf of public authorities. Municipal Bonds are classified as general obligation bonds, revenue bonds and notes. General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the revenue derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source, but not from the general taxing power. Tax exempt industrial development bonds, in most cases, are revenue bonds that do not carry the pledge of the credit of the issuing municipality, but generally are guaranteed by the corporate entity on whose behalf they are issued. Notes are short-term instruments which are obligations of the issuing municipalities or agencies and are sold in anticipation of a bond sale, collection of taxes or receipt of other revenues. Municipal Bonds include municipal lease/purchase agreements, which are similar to installment purchase contracts for property or equipment issued by municipalities. Municipal Bonds bear fixed, floating or variable rates of interest. The **Longer Term Funds** may purchase securities with interest rates that are determined by formulas under which the rate will change directly or inversely to changes in interest rates or an index, or multiples thereof, in many cases subject to a maximum and minimum. Certain Municipal Bonds purchased by the **Longer Term Funds** are subject to redemption at a date earlier than their stated maturity pursuant to call options, which may be separated from the related Municipal Bond and purchased and sold separately.

The yields on Municipal Bonds are dependent on a variety of factors, including general economic and monetary conditions, money market factors, conditions in the Municipal Bond market, size of a particular offering, maturity of the obligation and rating of the issue.

Municipal Bonds include certain private activity bonds (a type of revenue bond), the income from which is subject to the alternative minimum tax (AMT). Each Fund may invest up to 20% of the value of its net assets in such Municipal Bonds and, except for temporary defensive purposes, in other investments subject to Federal income tax.

Derivative Products. **(Money Market Fund)** The **Money Market Fund** may purchase various derivative products whose value is tied to underlying Municipal Bonds. The Money Market Fund will purchase only those derivative products that are consistent with its investment objective and policies and comply with the quality, maturity and diversification standards of Rule 2a-7 under the Investment Company Act of 1940, as amended (the "1940 Act"). The principal types of derivative products are described below.

(1) Tax Exempt Participation Interests. Tax exempt participation interests (such as industrial development bonds and municipal lease/purchase agreements) give the Fund an undivided interest in a Municipal Bond in the proportion that the Fund's participation interest bears to the total principal amount of the Municipal Bond. Participation interests may have fixed, floating or variable rates of interest, and are frequently backed by an irrevocable letter of credit or guarantee of a bank.

(2) Tender Option Bonds. Tender option bonds grant the holder an option to tender an underlying Municipal Bond at par plus accrued interest at specified intervals to a financial institution that acts as a liquidity provider. The holder of a tender option bond effectively holds a demand obligation that bears interest at the prevailing short-term tax exempt rate.

(3) Custodial Receipts. In a typical custodial receipt arrangement, an issuer of a Municipal Bond deposits it with a custodian in exchange for two classes of custodial receipts. One class has the characteristics of a typical auction rate security, where at specified intervals its interest rate is adjusted and ownership changes. The other class's interest rate also is adjusted, but inversely to changes in the interest rate of the first class.

(4) Structured Notes. Structured notes typically are purchased in privately negotiated transactions from financial institutions and, therefore, may not have an active trading market.

When the **Money Market Fund** purchases a structured note, it will make a payment of principal to the counterparty. Some structured notes have a guaranteed repayment of principal while others place a portion (or all) of the principal at risk. The possibility of default by the counterparty or its credit provider may be greater for structured notes than for other types of money market instruments.

Certain Tax Exempt Obligations. (All Funds) Each Fund may purchase floating and variable rate demand notes and bonds, which are tax exempt obligations ordinarily having stated maturities in excess of one year, but which permit the holder to demand payment of principal at any time or at specified intervals, which for the **Money Market Fund** will not exceed 13 months, and in each case will be upon not more than 30 days' notice. Variable rate demand notes include master demand notes which are obligations that permit the Fund to invest fluctuating amounts, at varying rates of interest, pursuant to direct arrangements between the Fund, as lender, and the borrower. These obligations permit daily changes in the amount borrowed. Because these obligations are direct lending arrangements between the lender and borrower, it is not contemplated that such instruments generally will be traded, and there generally is no established secondary market for these obligations, although they are redeemable at face value, plus accrued interest. Accordingly, where these obligations are not secured by letters of credit or other credit support arrangements, the Fund's right to redeem is dependent on the ability of the borrower to pay principal and interest on demand. Each obligation purchased by the Fund will meet the quality criteria established for the purchase of Municipal Bonds.

Tax Exempt Participation Interests. (All Funds) Each Fund may purchase from financial institutions participation interests in Municipal Bonds (such as industrial development bonds and municipal lease/purchase agreements). A participation interest gives the Fund an undivided interest in the Municipal Bond in the proportion that the Fund's participation interest bears to the total principal amount of the Municipal Bond. These instruments may have fixed, floating or variable rates of interest and, in the case of the **Money Market Fund**, will have remaining maturities of 13 months or less. If the participation interest is unrated, it will be backed by an irrevocable letter of credit or guarantee of a bank that the Fund's Board has determined meets prescribed quality standards for banks, or the payment obligation otherwise will be collateralized by U.S. Government securities. For certain participation interests, the Fund will have the right to demand payment, on not more than seven days' notice, for all or any part of the Fund's participation interest in the Municipal Bond, plus accrued interest. As to these instruments, each Fund intends to exercise its right to demand payment only upon a default under the terms of the Municipal Bond, as needed to provide liquidity to meet redemptions, or to maintain or improve the quality of its investment portfolio.

Municipal lease obligations or installment purchase contract obligations (collectively, "lease obligations") have special risks not ordinarily associated with Municipal Bonds. Although lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation ordinarily is backed by the municipality's covenant to budget for, appropriate and make the payments due under the lease obligation. However, certain lease obligations in which a Fund may invest may contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult. The **Money Market Fund** will invest only in those lease obligations that: (1) are rated in one of the two highest rating categories for debt obligations by at least two nationally recognized statistical rating organizations (or one rating organization if the lease obligation was rated only by one such organization); or (2) if unrated, are purchased principally from the issuer or domestic banks or other responsible third parties, in each case only if the seller shall have entered into an agreement with the **Money Market Fund** providing that the seller or other responsible third party will either remarket or repurchase the lease obligation within a short period after demand by the Fund. Certain lease obligations may be considered illiquid. With regard to each **Longer Term Fund**, determination as to the liquidity of such securities is made in accordance with guidelines established by the Fund's Board. Pursuant to such guidelines, the Board has directed the Manager to monitor carefully the Fund's investment in such securities with particular regard to: (1) the frequency of trades and quotes for the lease obligation; (2) the number of dealers willing to purchase or sell the lease obligation and the number of other potential buyers; (3) the willingness of dealers to undertake to make a market in the lease obligation; (4) the nature of the marketplace trades, including the time needed to dispose of the lease obligation, the method of soliciting offers and the mechanics of transfer; and (5) such other factors concerning the trading market for the lease obligation as the Manager may deem relevant. In addition, in evaluating the liquidity and credit quality of a lease obligation that is unrated, the Fund's Board has directed the Manager to consider: (a) whether the lease can be canceled; (b) what assurance there is that the assets represented by the lease can be sold; (c) the strength of the lessee's general credit (e.g., its debt, administrative, economic, and financial characteristics); (d) the likelihood that the municipality will discontinue appropriating funding for the leased property because the property is no longer deemed essential to the operations of the municipality (e.g., the potential for an "event of nonappropriation"); (e) the legal recourse in the event of failure to appropriate; and (f) such other factors concerning credit quality as the Manager may deem relevant.

Tender Option Bonds. (All Funds) Each Fund may purchase tender option bonds. A tender option bond is a Municipal Bond (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term tax exempt rates, that has been coupled with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which such institution grants the security holders the option, at periodic intervals, to tender their securities to the institution and receive the face value thereof. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the Municipal Bond's fixed coupon rate and the rate, as determined by a remarketing or similar agent at or near the commencement of such period, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term tax exempt rate. The Manager, on behalf of the Fund, will consider on an ongoing basis the creditworthiness of the issuer of the underlying Municipal Bonds, of any custodian and of the third party provider of the tender option. In certain instances and for certain tender option bonds, the option may be terminable in the event of a default in payment of principal or interest on the underlying Municipal Bonds and for other reasons.

The **Money Market Fund** will not purchase tender option bonds unless (a) the demand feature applicable thereto is exercisable by the Fund within 13 months of the date of such purchase upon no more than 30 days' notice and thereafter is exercisable by the Fund no less frequently than annually upon no more than 30 days' notice and (b) at the time of such purchase, the Manager reasonably expects (i) based upon its assessment of current and historical interest rate trends, that prevailing short-term tax exempt rates will not exceed the stated interest rate on the underlying Municipal Bonds at the time of the next tender fee adjustment and (ii) that the circumstances which might entitle the grantor of a tender option to terminate the tender option would not occur prior to the time of the next tender opportunity. At the time of each tender opportunity, the Fund will exercise the tender option with respect to any tender option bonds unless the Manager reasonably expects, (x) based upon its assessment of current and historical interest rate trends, that prevailing short-term tax exempt rates will not exceed the stated interest rate on the underlying Municipal Bonds at the time of the next tender fee adjustment, and (y) that the circumstances which entitle the grantor of a tender option to terminate the tender option would not occur prior to the time of the next tender opportunity. The Fund will exercise the tender feature with respect to tender option bonds, or otherwise dispose of its tender option bonds, prior to the time the tender option is scheduled to expire pursuant to the terms of the agreement under which the tender option is granted. The **Money Market Fund** otherwise will comply with the provisions of Rule 2a-7 under the 1940 Act, in connection with the purchase of tender option bonds, including, without limitation, the requisite determination by the **Money Market Fund's** Board that the tender option bonds in question meet the quality standards described in Rule 2a-7, which, in the case of a tender option bond subject to a conditional demand feature, would include a determination that the security has received both the required short-term and long-term quality rating or is determined to be of comparable quality. In the event of a default of the Municipal Bond underlying a tender option bond, or the termination of the tender option agreement, the **Money Market Fund** would look to the maturity date of the underlying security for purposes of compliance with Rule 2a-7 and, if its remaining maturity was greater than 13 months, the Fund would sell the security as soon as would be practicable.

Each Fund will purchase tender option bonds only when the Manager is satisfied that the custodial and tender option arrangements, including the fee payment arrangements, will not adversely affect the tax exempt status of the underlying Municipal Bonds and that payment of any tender fees will not have the effect of creating taxable income for such Fund. Based on the tender option bond agreement, the Fund expects to be able to value the tender option bond at par; however, the value of the instrument will be monitored to assure that it is valued at fair value.

Custodial Receipts. (**Longer Term Funds** only) Each **Longer Term Fund** may purchase custodial receipts representing the right to receive certain future principal and interest payments on Municipal Bonds which underlie the custodial receipts. A number of different arrangements are possible. In a typical custodial receipt arrangement, an issuer or a third party owner of Municipal Bonds deposits such obligations with a custodian in exchange for two classes of custodial receipts. The two classes have different characteristics, but, in each case, payments on the two classes are based on payments received on the underlying Municipal Bonds. One class has the characteristics of a typical auction rate security, where at specified intervals its interest rate is adjusted, and ownership changes, based on an auction mechanism. The interest rate on this class generally is expected to be below the coupon rate of the underlying Municipal Bonds and generally is at a level comparable to that of a Municipal Bond of similar quality and having a maturity equal to the period between interest rate adjustments. The second class bears interest at a rate that exceeds the interest rate typically borne by a security of comparable quality and maturity; this rate also is adjusted, but in this case inversely to changes in the rate of interest of the first class. The aggregate interest paid with respect to the two classes will not exceed the interest paid by the underlying Municipal Bonds. The value of the second class and similar securities should be expected to fluctuate more than the value of a Municipal Bond of comparable quality and maturity, which would increase the volatility of the Fund's net asset value. These custodial receipts are sold in private placements. The Fund also may purchase directly from issuers, and not in a private placement, Municipal Bonds having characteristics similar to custodial receipts. These securities may be issued as part of a multi-class offering and the interest rate on certain classes may be subject to a cap or floor.

Inverse Floaters. Each **Longer Term Fund** may invest in residual interest Municipal Bonds whose interest rates bear an inverse relationship to the interest rate on another security or the value of an index ("inverse floaters"). An investment in inverse floaters may involve greater risk than an investment in a fixed-rate Municipal Bond. Because changes in the interest rate on the other security or index inversely affect the residual interest paid on the inverse floater, the value of an inverse floater is generally more volatile than that of a fixed-rate Municipal Bond. Inverse floaters have interest rate adjustment formulas which generally reduce or, in the extreme, eliminate the interest paid to the Fund when short-term interest rates rise, and increase the interest paid to the Fund when short-term interest rates fall. Although volatile, inverse floaters typically offer the potential for yields exceeding the yields available on fixed-rate Municipal Bonds with comparable credit quality, coupon, call provisions and maturity. These securities usually permit the investor to convert the floating rate to a fixed rate (normally adjusted downward), and this optional conversion feature may provide a partial hedge against rising rates if exercised at an opportune time.

Ratings of Municipal Bonds. (All Funds) Each **Longer Term Fund** will invest at least 80% of the value of its net assets in securities which, in the case of Municipal Bonds, are rated no lower than Baa by Moody's Investors Service, Inc. ("Moody's") or BBB by Standard & Poor's Ratings Services ("S&P") or Fitch Ratings ("Fitch" and, together with Moody's and S&P, the "Rating Agencies"). Each **Longer Term Fund** may invest up to 20% of the value of its net assets in securities which, in the case of Municipal Bonds, are rated lower than Baa by Moody's and BBB by S&P and Fitch and as low as the lowest rating assigned by the Rating Agencies, but it currently is the intention of each Longer Term Fund that this portion of the Fund's portfolio be invested primarily in Municipal Bonds rated no lower than Baa by Moody's or BBB by S&P or Fitch. Municipal Bonds rated BBB by S&P and Fitch are regarded as having adequate capacity to pay principal and interest, while those rated Baa by Moody's are considered medium grade obligations which lack outstanding investment characteristics and have speculative characteristics. Each **Longer Term Fund** may invest in short-term Municipal Bonds which are rated in the two highest rating categories by a Rating Agency. Each **Longer Term Fund** also may invest in securities which, while not rated, are determined by the Manager to be of comparable quality to the rated securities in which the Fund may invest; for purposes of the 80% requirement described in this paragraph, such unrated securities will be considered to have the rating so determined.

The **Money Market Fund** may invest only in those Municipal Bonds which are rated in one of the two highest rating categories for debt obligations by at least two rating organizations (or one rating organization if the instrument was rated by only one such organization) or, if unrated, are of comparable quality as determined in accordance with procedures established by the Fund's Board.

The average distribution of investments (at value) in Municipal Bonds (including notes) by ratings for the fiscal year ended May 31, 2005, computed on a monthly basis, for each Fund was as follows:

				Percentage of Value		
Fitch	**or**	**Moody's**	**or**	**S&P**	**Money Market Fund**	**Intermediate Bond Fund**	**Bond Fund**
AAA		Aaa		AAA	12.4%	42.1%	59.9%
AA		Aa		AA	N/A	34.1%	24.7%
A		A		A	N/A	15.2%	7.7%
BBB		Baa		BBB	N/A	6.9%	2.1%
BB		Ba		BB	N/A	-	-
F-1		VMIG1/MIG1,P-1		SP-1,A-1	63.1%	0.5%*	2.2%
Not Rated		Not Rated		Not Rated	24.5%**	1.2%***	3.4%****
					100.0%	100.0%	100.0%

---

*   Includes notes rated within the highest grades by Moody's, S&P or Fitch, which, together with Municipal Bonds rated Baa/BBB, are taken into account at the time of purchase to ensure that the portfolio of each Longer Term Fund meets the 80% minimum quality standard discussed above.

**   Those securities which are not rated have been determined by the Manager to be of comparable quality to securities rated MIG1.

***   Those securities which are not rated have been determined by the Manager to be of comparable quality to securities in the following rating categories: Baa/BBB (1.2%).

****   Those securities which are not rated have been determined by the Manager to be of comparable quality to securities in the following rating categories: Aaa/AAA (0.6%), A (1.4%) and Baa/BBB (1.4%).

If, subsequent to being purchased by the **Money Market Fund**, (a) an issue of rated Municipal Bonds ceases to be rated in the highest rating category by at least two rating organizations (or one rating organization if the instrument was rated by only one such organization), or the **Money Market Fund's** Board determines that it is no longer of comparable quality; or (b) the Manager becomes aware that any portfolio security not so highly rated or any unrated security has been given a rating by any rating organization below the rating organization's second highest rating category, the **Money Market Fund's** Board will reassess promptly whether such security presents minimal credit risk and will cause the Fund to take such action as it determines is in the best interest of the Fund and its shareholders, provided that the reassessment required by clause (b) is not required if the portfolio security is disposed of or matures within five business days of the Manager becoming aware of the new rating and the Fund's Board is subsequently notified of the Manager's actions.

Subsequent to its purchase by a **Longer Term Fund**, an issue of rated Municipal Bonds may cease to be rated or its rating may be reduced below the minimum required for purchase by such Fund. Neither event will require the sale of such Municipal Bonds by a **Longer Term Fund**, but the Manager will consider such event in determining whether the Fund should continue to hold the Municipal Bonds.

To the extent the ratings given by a Rating Agency may change as a result of changes in such organization or its rating system, the Funds will attempt to use comparable ratings as standards for its investments in accordance with the investment policies described in the Prospectus and this Statement of Additional Information. The ratings of the Rating Agencies represent their opinions as to the quality of the Municipal Bonds which they undertake to rate. It should be emphasized, however, that ratings are relative and subjective and are not absolute standards of quality. Although these ratings may be an initial criterion for selection of portfolio investments, the Manager also will evaluate these securities and the creditworthiness of the issuers of such securities.

Zero Coupon, Pay-In-Kind and Step-Up Securities. (**Longer Term Funds** only) Each **Longer Term Fund** may invest in zero coupon securities, which are debt securities issued or sold at a discount from their face value that do not entitle the holder to any periodic payment of interest prior to maturity or a specified redemption date (or cash payment date). The Fund may invest in pay-in-kind bonds which are bonds that generally pay interest through the issuance of additional bonds. The Fund may invest in step-up coupon bonds, which are debt securities that typically do not pay interest for a specified period of time and then pay interest at a series of different rates. The amount of the discount varies depending on the time remaining until maturity or cash payment date, prevailing interest rates, liquidity of the security and perceived credit quality of the issuer. Zero coupon securities also may take the form of debt securities that have been stripped of their unmatured interest coupons, the coupons themselves and receipts or certificates representing interest in such stripped debt obligations and coupons. The market prices of these securities generally are more volatile and are likely to respond to a greater degree to changes in interest rates than the market prices of securities that pay cash interest periodically having similar maturities and credit qualities. In addition, unlike bonds which pay cash interest throughout the period to maturity, the Fund will realize no cash until the cash payment or maturity date unless a portion of such securities are sold and, if the issuer defaults, the Fund may obtain no return at all on its investment. Federal income tax law requires the holder of a zero coupon security or of certain pay-in-kind or step-up bonds to accrue income with respect to these securities prior to the receipt of cash payments. To maintain its qualification as a regulated investment company and avoid liability for Federal income taxes, a Fund may be required to distribute such income accrued with respect to these securities and may have to dispose of portfolio securities under disadvantageous circumstances in order to generate cash to satisfy these distribution requirements. See "Dividends, Distributions and Taxes."

Investment Companies. (**Longer Term Funds** only) Each **Longer Term Fund** may invest in securities issued by other investment companies. Under the 1940 Act, a Fund's investment in such securities, subject to certain exceptions, currently is limited to (i) 3% of the total voting stock of any one investment company, (ii) 5% of the Fund's total assets with respect to any one investment company and (iii) 10% of the Fund's total assets in the aggregate. As a shareholder of another investment company, the Fund would bear, along with other shareholders, its pro rata portion of the other investment company's expenses, including advisory fees. These expenses would be in addition to the advisory fees and other expenses that the Fund bears directly in connection with its own operations. Each Longer Term Fund also may invest its uninvested cash reserves, or cash it receives as collateral from borrowers of its portfolio securities in connection with the Fund's securities lending program, in shares of one or more money market funds advised by the Manager. Such investments will not be subject to the limitations described above, except that the Fund's aggregate investment of uninvested cash reserves in such money market funds may not exceed 25% of its total assets. See "Lending Portfolio Securities."

Illiquid Securities. (All Funds) Each **Longer Term Fund** may invest up to 15% and the **Money Market Fund** may invest up to 10% of the value of its net assets in securities as to which a liquid trading market does not exist, provided such investments are consistent with the Fund's investment objective. Such securities may include securities that are not readily marketable, such as securities subject to legal or contractual restrictions on resale, and repurchase agreements providing for settlement in more than seven days after notice. As to these securities, the Fund is subject to a risk that should the Fund desire to sell them when a ready buyer is not available at a price the Fund deems representative of their value, the value of the Fund's net assets could be adversely affected.

Taxable Investments. (All Funds) From time to time, on a temporary basis other than for temporary defensive purposes (but not to exceed 20% of the value of the Fund's net assets) or for temporary defensive purposes, a Fund may invest in taxable short-term investments ("Taxable Investments") consisting of: notes of issuers having, at the time of purchase, a quality rating within the two highest grades of a Rating Agency; obligations of the U.S. Government, its agencies or instrumentalities; commercial paper rated not lower than P-2 by Moody's, A-2 by S&P or F-2 by Fitch; certificates of deposit of U.S. domestic banks, including foreign branches of domestic banks, with assets of $1 billion or more; time deposits; bankers' acceptances and other short-term bank obligations; and repurchase agreements in respect of any of the foregoing. Dividends paid by a Fund that are attributable to income earned by the Fund from Taxable Investments will be taxable to investors. See "Dividends, Distributions and Taxes." Except for temporary defensive purposes, at no time will more than 20% of the value of a Fund's net assets be invested in Taxable Investments and Municipal Bonds the interest from which gives rise to a preference item for the purpose of the alternative minimum tax. If the **Money Market Fund** purchases Taxable Investments, it will value them using the amortized cost method and comply with Rule 2a-7 under the 1940 Act relating to purchases of taxable instruments. When a Fund has adopted a temporary defensive position, including when acceptable New York Municipal Bonds are unavailable for investment by the Fund, in excess of 20% of its net assets may be invested in securities that are not exempt from New York State and New York City income taxes. Under normal market conditions, each Fund anticipates that not more than 5% of the value of its total assets will be invested in any one category of Taxable Investments.

Investment Techniques

The following information supplements (except as noted) and should be read in conjunction with the Prospectus. A Fund's use of certain of the investment techniques described below may give rise to taxable income.

Borrowing Money. (All Funds) Each **Longer Term Fund** is permitted to borrow to the extent permitted under the 1940 Act, which permits an investment company to borrow in an amount up to 33-1/3% of the value of its total assets. Each **Longer Term Fund** currently intends to, and the **Money Market Fund** may, borrow money only for temporary or emergency (not leveraging) purposes in an amount up to 15% of the value of its total assets (including the amount borrowed) valued at the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made. While such borrowings exceed 5% of a Fund's total assets, the Fund will not make any additional investments.

Lending Portfolio Securities. (**Longer Term Funds** only) Each **Longer Term Fund** may lend securities from its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. In connection with such loans, the Fund remains the owner of the loaned securities and continues to be entitled to payments in amounts equal to the interest or other distributions payable on the loaned securities. The Fund also has the right to terminate a loan at any time. The Fund may call the loan to vote proxies if a material issue affecting the Fund's investment is to be voted upon. Loans of portfolio securities may not exceed 33-1/3% of the value of the Fund's total assets (including the value of assets received as collateral for the loan). The Fund will receive collateral consisting of cash, U.S. Government securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. If the collateral consists of a letter of credit or securities, the borrower will pay the Fund a loan premium fee. If the collateral consists of cash, the Fund will reinvest the cash and pay the borrower a pre-negotiated fee or "rebate" from any return earned on the investment. The Fund may participate in a securities lending program operated by Mellon Bank, N.A., as lending agent (the "Lending Agent"). The Lending Agent will receive a percentage of the total earnings of the Fund derived from lending its portfolio securities. Should the borrower of the securities fail financially, the Fund may experience delays in recovering the loaned securities or exercising its rights in the collateral. Loans are made only to borrowers that are deemed by the Manager to be of good financial standing. In a loan transaction, the Fund will also bear the risk of any decline in value of securities acquired with cash collateral. The Fund will minimize this risk by limiting the investment of cash collateral to money market funds advised by the Manager, repurchase agreements or other high quality instruments with short maturities.

Derivatives. (**Longer Term Funds** only) Each **Longer Term Fund** may invest in, or enter into, derivatives for a variety of reasons, including to hedge certain market and interest rate risks, to provide a substitute for purchasing or selling particular securities or to increase potential income gain. Generally, derivatives are financial contracts whose value depends upon, or is derived from, the value of an underlying asset, reference rate or index, and may relate to stocks, bonds, interest rates, currencies or currency exchange rates, commodities, and related indexes. Derivatives may provide a cheaper, quicker or more specifically focused way for the Fund to invest than "traditional" securities would. Examples of derivative instruments that the Longer Term Funds may use include options contracts, futures contracts, options on futures contracts and swap transactions. Each Longer Term Fund's portfolio manager may decide not to employ any of these strategies and there is no assurance that any derivatives strategy used by the Fund will succeed.

Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative and the portfolio as a whole. Derivatives permit a Fund to increase or decrease the level of risk, or change the character of the risk, to which its portfolio is exposed in much the same way as the Fund can increase or decrease the level of risk, or change the character of the risk, of its portfolio by making investments in specific securities. However, derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential impact on the Fund's performance.

If a Fund invests in derivatives at inopportune times or judges market conditions incorrectly, such investments may lower the Fund's return or result in a loss. A Fund also could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

Derivatives may be purchased on established exchanges or through privately negotiated transactions referred to as over-the-counter derivatives. Exchange-traded derivatives generally are guaranteed by the clearing agency which is the issuer or counterparty to such derivatives. This guarantee usually is supported by a daily variation margin system operated by the clearing agency in order to reduce overall credit risk. As a result, unless the clearing agency defaults, there is relatively little counterparty credit risk associated with derivatives purchased on an exchange. By contrast, no clearing agency guarantees over-the-counter derivatives. Therefore, each party to an over-the-counter derivative bears the risk that the counterparty will default. Accordingly, the Manager will consider the creditworthiness of counterparties to over-the-counter derivatives in the same manner as it would review the credit quality of a security to be purchased by the Fund. Over-the-counter derivatives are less liquid than exchange-traded derivatives since the other party to the transaction may be the only investor with sufficient understanding of the derivative to be interested in bidding for it.

Neither **Longer Term Fund** will be a commodity pool. In addition, as a registered investment company, each Fund has filed notice with the Commodity Futures Trading Commission and National Futures Association of its eligibility for an exclusion from the definition of commodity pool operator and, therefore, the Fund is not subject to registration or regulation as a commodity pool operator under the Commodity Exchange Act.

Futures Transactions--In General. (**Longer Term Funds** only) A futures contract is an agreement between two parties to buy and sell a security for a set price on a future date. These contracts are traded on exchanges, so that, in most cases, either party can close out its position on the exchange for cash, without delivering the security. An option on a futures contract gives the holder of the option the right to buy from or sell to the writer of the option a position in a futures contract at a specified price on or before a specified expiration date. The Fund may invest in futures contracts and options on futures contracts, including those with respect to interest rates, securities, and security indexes.

Although some futures contracts call for making or taking delivery of the underlying securities, generally these obligations are closed out before delivery by offsetting purchases or sales of matching futures contracts (same exchange, underlying security or index, and delivery month). Closing out a futures contract sale is effected by purchasing a futures contract for the same aggregate amount of the specific type of financial instrument with the same delivery date.

If an offsetting purchase price is less than the original sale price, the Fund realizes a capital gain, or if it is more, the Fund realizes a capital loss. Conversely, if an offsetting sale price is more than the original purchase price, the Fund realizes a capital gain, or if it is less, the Fund realizes a capital loss. Transaction costs also are included in these calculations.

Each **Longer Term Fund** may enter into futures contracts in U.S. domestic markets. Engaging in these transactions involves risk of loss to the Fund which could adversely affect the value of the Fund's net assets. Although the Funds intend to purchase or sell futures contracts only if there is an active market for such contracts, no assurance can be given that a liquid market will exist for any particular contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Fund to substantial losses.

Successful use of futures and options with respect thereto by each of these Funds also is subject to the Manager's ability to predict correctly movements in the direction of the relevant market and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the securities being hedged and the price movements of the futures contract. For example, if a Fund uses futures to hedge against the possibility of a decline in the market value of securities held in its portfolio and the prices of such securities instead increase, such Fund will lose part or all of the benefit of the increased value of securities which it has hedged because it will have offsetting losses in its futures positions. Furthermore, if in such circumstances the Fund has insufficient cash, it may have to sell securities to meet daily variation margin requirements. The Fund may have to sell such securities at a time when it may be disadvantageous to do so.

Pursuant to regulations and/or published positions of the Securities and Exchange Commission, the Fund may be required to segregate permissible liquid assets to cover its obligations relating to its transactions in derivatives. To maintain this required cover, the Fund may have to sell portfolio securities at disadvantageous prices or times since it may not be possible to liquidate a derivative position at a reasonable price. In addition, the segregation of such assets will have the effect of limiting the Fund's ability otherwise to invest those assets.

Specific Futures Transactions. Each **Longer Term Fund** may purchase and sell interest rate futures contracts. An interest rate future obligates the Fund to purchase or sell an amount of a specific debt security at a future date at a specific price.

Swap Transactions. Each **Longer Term Fund** may engage in swap transactions, including interest rate swaps, interest rate locks, caps, collars and floors to mitigate risk, manage duration and reduce portfolio turnover. Swap transactions, including interest rate swaps, interest rate locks, caps, collars and floors, may be individually negotiated and include exposure to a variety of different interest rates. Swaps involve two parties exchanging a series of cash flows at specified intervals. In the case of an interest rate swap, the parties exchange interest payments based upon an agreed upon principal amount (referred to as the "notional principal amount").

Under the most basic scenario, Party A would pay a fixed rate on the notional principal amount to Party B, which would pay a floating rate on the same notional principal amount to Party A. Swap agreements can take many forms and are known by a variety of names.

In a typical cap or floor agreement, one party agrees to make payments only under specified circumstances, usually in return for payment of a fee by the other party. For example, the buyer of an interest rate cap obtains the right to receive payments to the extent that a specified interest rate exceeds an agreed-upon level, while the seller of an interest rate floor is obligated to make payments to the extent that a specified interest rate falls below an agreed-upon level. An interest rate collar combines elements of buying a cap and selling a floor.

In a typical interest rate lock transaction, if Party A desires to lock in a particular interest rate on a given date it may enter into an agreement to pay, or receive a payment from, Party B based on the yield of a reference index or security, such as a Municipal Bond or U.S. Treasury security. At the maturity of the term of the agreement, one party makes a payment to the other party as determined by the relative change in the yield of the reference security or index. An interest rate lock transaction may be terminated prior to its stated maturity date by calculating the payment due as of the termination date, which generally differs from the make-whole provisions for an early termination of an interest rate swap transaction in which the party terminating the swap early is required to give its counterparty the economic benefit of the transaction.

The Fund will set aside cash or permissible liquid assets to cover its current obligations under swap transactions. If the Fund enters into a swap agreement on a net basis (that is, the two payment streams are netted out, with the Fund receiving or paying, as the case may be, only the net amount of the two payments), the Fund will maintain cash or permissible liquid assets with a daily value at least equal to the excess, if any, of the Fund's accrued obligations under the swap agreement over the accrued amount the Fund is entitled to receive under the agreement.

The most important factor in the performance of a swap agreement is the change in the specific interest rate or other factor(s) that determine the amounts of payments due to and from the Fund. If a swap agreement called for payments by the Fund, the Fund must be prepared to make such payments when due. In addition, if the counterparty's creditworthiness declines, the value of a swap agreement would likely decline, potentially resulting in losses.

The Fund will enter into swaps, interest rate locks, caps, collars and floors only with banks and recognized securities dealers believed by the Manager to present minimal credit risks. If there were a default by the other party to such transaction, the Fund would have to rely on its contractual remedies (which may be limited by bankruptcy, insolvency or similar laws) pursuant to the agreement relating to the transaction.

The use of interest rate swaps is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio security transactions. If the Manager is incorrect in its forecasts of market values, interest rates and other applicable factors, the investment performance of the Fund would diminish compared with what it would have been if these investment techniques were not used. Moreover, even if the Manager is correct in its forecasts, there is a risk that the swap position may correlate imperfectly with the price of the asset or liability being hedged.

The Fund will enter into swap transactions only when the Manager believes it would be in the best interests of the Fund's shareholders to do so. Depending on the circumstances, gains from a swap transaction can be treated either as taxable ordinary income or as short- or long-term capital gains.

Options--In General. (**Longer Term Funds** only) Each **Longer Term Fund** may invest up to 5% of its assets, represented by the premium paid, in the purchase of call and put options. The Fund may write (i.e., sell) covered call and put option contracts to the extent of 20% of the value of its net assets at the time such option contracts are written. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security or securities at the exercise price at any time during the option period, or at a specific date. Conversely, a put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security or securities at the exercise price at any time during the option period, or at a specific date.

A covered call option written by the Fund is a call option with respect to which the Fund owns the underlying security or otherwise covers the transaction by segregating permissible liquid assets. A put option written by the Fund is covered when, among other things, the Fund segregates permissible liquid assets having a value equal to or greater than the exercise price of the option to fulfill the obligation undertaken. The principal reason for writing covered call and put options is to realize, through the receipt of premiums, a greater return than would be realized on the underlying securities alone. The Fund receives a premium from writing covered call or put options which it retains whether or not the option is exercised.

There is no assurance that sufficient trading interest to create a liquid secondary market on a securities exchange will exist for any particular option or at any particular time, and for some options no such secondary market may exist. A liquid secondary market in an option may cease to exist for a variety of reasons. In the past, for example, higher than anticipated trading activity or order flow, or other unforeseen events, at times have rendered certain of the clearing facilities inadequate and resulted in the institution of special procedures, such as trading rotations, restrictions on certain types of orders or trading halts or suspensions in one or more options. There can be no assurance that similar events, or events that may otherwise interfere with the timely execution of customers' orders, will not recur. In such event, it might not be possible to effect closing transactions in particular options. If, as a covered call option writer, the Fund is unable to effect a closing purchase transaction in a secondary market, it will not be able to sell the underlying security until the option expires or it delivers the underlying security upon exercise or it otherwise covers its position.

Specific Options Transactions. Each **Longer Term Fund** may purchase and sell call and put options in respect of specific securities (or groups or "baskets" of specific securities) or indices listed on national securities exchanges or traded in the over-the-counter market. An option on an index is similar to an option in respect of specific securities, except that settlement does not occur by delivery of the securities comprising the index. Instead, the option holder receives an amount of cash if the closing level of the index upon which the option is based is greater than in the case of a call, or less than in the case of a put, the exercise price of the option. Thus, the effectiveness of purchasing or writing stock index options will depend upon price movements in the level of the index rather than the price of a particular security.

The Funds may purchase cash-settled options on interest rate swaps in pursuit of its investment objectives. Interest rate swaps involve the exchange by a Fund with another party of their respective commitments to pay or receive interest (for example, an exchange floating-rate payments for fixed-rate payments) denominated in U.S. dollars. A cash-settled option on a swap gives the purchaser the right, but not the obligation, in return for the premium paid, to receive an amount of cash equal to the value of the underlying swap as of the exercise date. These options typically are purchased in privately negotiated transactions from financial institutions, including securities brokerage firms.

Successful use of options by these Funds will be subject to the Manager's ability to predict correctly movements in interest rates. To the extent the Manager's predictions are incorrect, the Funds may incur losses.

Future Developments. (**Longer Term Funds** only) Each **Longer Term Fund** may take advantage of opportunities in options and futures contracts and options on futures contracts and any other derivatives which are not presently contemplated for use by the Funds or which are not currently available but which may be developed, to the extent such opportunities are both consistent with the Fund's investment objective and legally permissible for the Fund. Before entering into such transactions or making any such investment, appropriate disclosure will be provided in the Funds' Prospectus or this Statement of Additional Information.

Stand-By Commitments. (All Funds) Each Fund may acquire "stand-by commitments" with respect to Municipal Bonds held in its portfolio. Under a stand-by commitment, the Fund obligates a broker, dealer or bank to repurchase, at the Fund's option, specified securities at a specified price and, in this respect, stand-by commitments are comparable to put options. The exercise of a stand-by commitment, therefore, is subject to the ability of the seller to make payment on demand. Each Fund will acquire stand-by commitments solely to facilitate its portfolio liquidity and does not intend to exercise its rights thereunder for trading purposes. Each Fund may pay for stand-by commitments if such action is deemed necessary, thus increasing to a degree the cost of the underlying Municipal Bond and similarly decreasing such security's yield to investors. Gains realized in connection with stand-by commitments will be taxable. The **Longer Term Funds** also may acquire call options on specific Municipal Bonds. A **Longer Term Fund** generally would purchase these call options to protect the Fund from the issuer of the related Municipal Bond redeeming, or other holder of the call option from calling away, the Municipal Bond before maturity. The sale by a **Longer Term Fund** of a call option that it owns on a specific Municipal Bond could result in the receipt of taxable income by the Fund.

Forward Commitments. (All Funds) Each Fund may purchase or sell Municipal Bonds and other securities on a forward commitment, when-issued or delayed-delivery basis, which means that delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable on a forward commitment, when-issued or delayed-delivery security are fixed when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. A Fund will commit to purchase such securities only with the intention of actually acquiring the securities, but the Fund may sell these securities before the settlement date if it is deemed advisable. The Fund will segregate permissible liquid assets at least equal at all times to the amount of the Fund's purchase commitments.

Municipal Bonds and other securities purchased on a forward commitment, when-issued or delayed-delivery basis are subject to changes in value (generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise) based upon the public's perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates. Securities purchased on a forward commitment, when-issued or delayed-delivery basis may expose the Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a forward commitment, when-issued or delayed-delivery basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed-delivery basis when the Fund is fully or almost fully invested may result in greater potential fluctuation in the value of the Fund's net assets and its net asset value per share.

Certain Investment Considerations and Risks

General. (**Money Market Fund** only) The Fund attempts to increase yields by trading to take advantage of short-term market variations. This policy is expected to result in high portfolio turnover but should not adversely affect the Fund since the Fund usually does not pay brokerage commissions when purchasing short-term obligations. The value of the portfolio securities held by a Fund will vary inversely to changes in prevailing interest rates. Thus, if interest rates have increased from the time a security was purchased, such security, if sold, might be sold at a price less than its purchase cost. Similarly, if interest rates have declined from the time a security was purchased, such security, if sold, might be sold at a price greater than its purchase cost. In either instance, if the security was purchased at face value and held to maturity, no gain or loss would be realized.

(All Funds) Even though interest-bearing securities are investments which promise a stable stream of income, the prices of such securities are inversely affected by changes in interest rates and, therefore, are subject to the risk of market price fluctuations. Certain securities that may be purchased by a **Longer Term Fund,** such as those with interest rates that fluctuate directly or indirectly based on multiples of a stated index, are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to extreme reductions of yield and possibly loss of principal. The values of fixed-income securities also may be affected by changes in the credit rating or financial condition of the issuing entities. Once the rating of a **Longer Term Fund** portfolio security has been changed, the Fund will consider all circumstances deemed relevant in determining whether to continue to hold the security. The **Money Market Fund** seeks to maintain a stable $1.00 share price, while the net asset value of each **Longer Term Fund** generally will not be stable and should fluctuate based upon changes in the value of its respective portfolio securities. Securities in which the **Longer Term Funds** invest may earn a higher level of current income than certain shorter-term or higher quality securities which generally have greater liquidity, less market risk and less fluctuation in market value.

Investing in Municipal Bonds. (All Funds) Each Fund may invest more than 25% of the value of its total assets in Municipal Bonds which are related in such a way that an economic, business or political development or change affecting one such security also would affect the other securities; for example, securities the interest upon which is paid from revenues of similar types of projects. As a result, each Fund may be subject to greater risk as compared to a comparable fund that does not follow this practice.

Certain provisions in the Internal Revenue Code of 1986, as amended (the "Code"), relating to the issuance of Municipal Bonds may reduce the volume of Municipal Bonds qualifying for Federal tax exemption. One effect of these provisions could be to increase the cost of the Municipal Bonds available for purchase by the Fund and thus reduce available yield. Shareholders should consult their tax advisers concerning the effect of these provisions on an investment in a Fund. Proposals that may restrict or eliminate the income tax exemption for interest on Municipal Bonds may be introduced in the future. If any such proposal were enacted that would reduce the availability of Municipal Bonds for investment by a Fund so as to adversely affect Fund shareholders, the Fund would reevaluate its investment objective and policies and submit possible changes in the Fund's structure to shareholders for their consideration. If legislation were enacted that would treat a type of Municipal Bond as taxable, the Funds would treat such security as a permissible Taxable Investment within the applicable limits set forth herein.

Investing in New York Municipal Bonds. (All Funds) Since each Fund is concentrated in securities issued by New York or entities within New York, an investment in a Fund may involve greater risk than investments in certain other types of municipal funds. You should consider carefully the special risks inherent in the Funds' investment in New York Municipal Bonds. You should review the information in "Appendix A," which provides a brief summary of special investment considerations and risk factors relating to investing in New York Municipal Bonds.

Lower Rated Bonds. (**Longer Term Funds** only) Each **Longer Term Fund** may invest up to 20% of the value of its net assets in higher yielding (and, therefore, higher risk) debt securities rated below investment grade by the Rating Agencies (commonly known as "high yield" or "junk" bonds). They may be subject to greater risks with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher rated municipal securities. See "Appendix B" for a general description of the Rating Agencies' ratings of municipal securities. Although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market value risk of these bonds. Each Fund will rely on the Manager's judgment, analysis and experience in evaluating the creditworthiness of an issuer.

The market values of many of these bonds tend to be more sensitive to economic conditions than are higher rated securities. These bonds generally are considered by the Rating Agencies to be, on balance, predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation and generally will involve more credit risk than securities in the higher rating categories.

Because there is no established retail secondary market for many of these securities, each Fund anticipates that such securities could be sold only to a limited number of dealers or institutional investors. To the extent a secondary trading market for these bonds does exist, it generally is not as liquid as the secondary market for higher rated securities. The lack of a liquid secondary market may have an adverse impact on market price and yield and a Fund's ability to dispose of particular issues when necessary to meet its liquidity needs or in response to a specific economic event such as a deterioration in the creditworthiness of the issuer. The lack of a liquid secondary market for certain securities also may make it more difficult for a Fund to obtain accurate market quotations for purposes of valuing its portfolio and calculating its net asset value. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of these securities. In such cases, judgment may play a greater role in valuation because less reliable objective data may be available.

These bonds may be particularly susceptible to economic downturns. An economic recession could adversely affect the ability of the issuers of lower rated bonds to repay principal and pay interest thereon which would increase the incidence of default of such securities. It is likely that any economic recession also would disrupt severely the market for such securities and have an adverse impact on their value.

Each of these Funds may acquire these bonds during an initial offering. Such securities may involve special risks because they are new issues. Neither Fund has any arrangements with any person concerning the acquisition of such securities, and the Manager will review carefully the credit and other characteristics pertinent to such new issues.

The credit risk factors pertaining to lower rated securities also apply to lower rated zero coupon, pay-in-kind and step-up securities. In addition to the risks associated with the credit rating of the issuers, the market price of these securities may be very volatile during the period no interest is paid.

Simultaneous Investments. (All Funds) Investment decisions for each Fund are made independently from those of other investment companies advised by the Manager. If, however, such other investment companies desire to invest in, or dispose of, the same securities as a Fund, the Manager will ordinarily seek to aggregate (or "bunch") orders that are placed or received concurrently for more than one investment company and available investments or opportunities for sales will be allocated equitably to each investment company. In some cases, this procedure may adversely affect the size of the position obtained for or disposed of by the Fund or the price paid or received by the Fund. A Fund, together with other investment companies advised by the Manager and its affiliates, may own significant positions in certain Municipal Bond issues that, depending on market conditions, may affect adversely the Fund's ability to dispose of some or all of such positions should it desire to do so.

Investment Restrictions

Money Market Fund. The Fund's investment objective and its policy to invest normally at least 80% of its net assets (plus any borrowings for investment purposes) in New York Municipal Bonds (or other instruments with similar economic characteristics) are fundamental policies, which cannot be changed without approval by the holders of a majority (as defined in the 1940 Act) of the Fund's outstanding voting shares. In addition, the Fund has adopted investment restrictions numbered 1 through 9 as fundamental policies. Investment restrictions numbered 10 and 11 are not fundamental policies and may be changed by vote of a majority of the Fund's Board members at any time. The **Money Market Fund** may not:

1. Purchase securities other than Municipal Bonds and Taxable Investments as those terms are defined above and in the Prospectus.

2. Borrow money, except from banks for temporary or emergency (not leveraging) purposes in an amount up to 15% of the value of the Fund's total assets (including the amount borrowed) based on the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made. While borrowings of the Money Market Fund exceed 5% of the value of the Money Market Fund's total assets, it will not make any additional investments.

3. Sell securities short or purchase securities on margin.

4. Underwrite the securities of other issuers, except that the Money Market Fund may bid separately or as part of a group for the purchase of Municipal Bonds directly from an issuer for its own portfolio to take advantage of the lower purchase price available.

5. Purchase or sell real estate, real estate investment trust securities, commodities or commodity contracts, or oil and gas interests, but this shall not prevent the Fund from investing in Municipal Bonds secured by real estate or interests therein.

6. Make loans to others except through the purchase of qualified debt obligations and the entry into repurchase agreements referred to above and in the Prospectus.

7. Invest more than 25% of its total assets in the securities of issuers in any single industry; provided that there shall be no such limitation on the purchase of Municipal Bonds and, for temporary defensive purposes, securities issued by domestic banks and obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

8. Purchase more than 10% of the voting securities of any issuer or invest in companies for the purpose of exercising control.

9. Invest in securities of other investment companies, except as they may be acquired as part of a merger, consolidation or acquisition of assets.

10. Pledge, hypothecate, mortgage or otherwise encumber its assets, except to the extent necessary to secure permitted borrowings.

11. Enter into repurchase agreements providing for settlement in more than seven days after notice or purchase securities which are illiquid, if, in the aggregate, more than 10% of the value of the Fund's net assets would be so invested.

Intermediate Bond Fund and Bond Fund. Each **Longer Term Fund's** investment objective and its policy to invest normally at least 80% of its net assets (plus any borrowings for investment purposes) in New York Municipal Bonds (or other instruments with similar economic characteristics) are fundamental policies, which cannot be changed without approval by the holders of a majority (as defined in the 1940 Act) of the Fund's outstanding voting shares. In addition, each of these Funds has adopted investment restrictions numbered 1 through 7 as fundamental policies. Investment restrictions numbered 8 through 12 are not fundamental policies and may be changed, as to a Fund, by vote of a majority of the Fund's Board members at any time. Neither **Longer Term Fund** may:

1. Invest more than 25% of its total assets in the securities of issuers in any single industry; provided that there shall be no such limitation on the purchase of Municipal Bonds and, for temporary defensive purposes, securities issued by domestic banks and obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

2. Borrow money, except to the extent permitted under the 1940 Act (which currently limits borrowing to no more than 33-1/3% of the value of the Fund's total assets). For purposes of this investment restriction, the entry into options, forward contracts, futures contracts, including those relating to indices, and options on futures contracts or indices shall not constitute borrowing.

3. Purchase or sell real estate, commodities or commodity contracts, or oil and gas interests, but this shall not prevent the Fund from investing in Municipal Bonds secured by real estate or interests therein, or prevent the Fund from purchasing and selling options, forward contracts, futures contracts, including those relating to indices, and options on futures contracts or indices.

4. Underwrite the securities of other issuers, except that the Fund may bid separately or as part of a group for the purchase of Municipal Bonds directly from an issuer for its own portfolio to take advantage of the lower purchase price available, and except to the extent the Fund may be deemed an underwriter under the Securities Act of 1933, as amended, by virtue of disposing of portfolio securities.

5. Make loans to others, except through the purchase of debt obligations and the entry into repurchase agreements; however, the Fund may lend its portfolio securities in an amount not to exceed 33-1/3% of the value of its total assets. Any loans of portfolio securities will be made according to guidelines established by the Securities and Exchange Commission and the Fund's Board.

6. Issue any senior security (as such term is defined in Section 18(f) of the 1940 Act), except to the extent that the activities permitted in Investment Restrictions numbered 2, 3 and 10 may be deemed to give rise to a senior security.

7. Sell securities short or purchase securities on margin, but the Fund may make margin deposits in connection with transactions in options, forward contracts, futures contracts, including those relating to indices, and options on futures contracts or indices.

8. Purchase securities other than Municipal Bonds and Taxable Investments and

those arising out of transactions in futures and options or as otherwise provided in the Prospectus.

9.　　Invest in securities of other investment companies, except to the extent permitted under the 1940 Act.

10.　　Pledge, hypothecate, mortgage or otherwise encumber its assets, except to the extent necessary to secure permitted borrowings and to the extent related to the deposit of assets in escrow in connection with the purchase of securities on a when-issued or delayed-delivery basis and collateral and initial or variation margin arrangements with respect to options, futures contracts, including those related to indices, and options on futures contracts or indices.

11.　　Enter into repurchase agreements providing for settlement in more than seven days after notice or purchase securities which are illiquid (which securities could include participation interests (including municipal lease/purchase agreements) that are not subject to the demand feature described in the Prospectus, and floating and variable rate demand obligations as to which the Fund cannot exercise the demand feature as described in the Prospectus on less than seven days' notice and as to which there is no secondary market), if, in the aggregate, more than 15% of its net assets would be so invested.

12.　　Invest in companies for the purpose of exercising control.

All Funds. For purposes of Investment Restriction No. 7 with respect to the **Money Market Fund**, and Investment Restriction No. 1 with respect to the **Longer Term Funds**, industrial development bonds, where the payment of principal and interest is the ultimate responsibility of companies within the same industry, are grouped together as an "industry."

If a percentage restriction is adhered to at the time of investment, a later change in percentage resulting from a change in values or assets will not constitute a violation of such restriction. With respect to Investment Restriction No. 2 for the **Longer Term Funds**, however, if borrowings exceed 33-1/3% of the value of the Fund's total assets as a result of a change in values or assets, the Fund must take steps to reduce such borrowings at least to the extent of such excess.

Each **Longer Term Fund** and the Manager have received an exemptive order from the Securities and Exchange Commission which, among other things, permits each **Longer Term Fund** to use cash collateral received in connection with lending the Fund's securities and other uninvested cash to purchase shares of one or more registered money market funds advised by the Manager in excess of the limitations imposed by the 1940 Act.

MANAGEMENT OF THE FUNDS

Each Fund's Board is responsible for the management and supervision of the Fund and approves all significant agreements with those companies that furnish services to the Fund. These companies are as follows:

The Dreyfus Corporation	....	Investment Adviser
Dreyfus Service Corporation.	....	Distributor
Dreyfus Transfer, Inc.	....	Transfer Agent
The Bank of New York	....	Custodian

Board Members of the Funds[1]

Board members of each Fund, together with information as to their position with the Funds, principal occupation and other board memberships and affiliations, are shown below.

Name (Age) Position with Funds (Since)	Principal Occupation During Past 5 Years	Other Board Memberships and Affiliations
Joseph S. DiMartino (61) Chairman of the Board (1995)	Corporate Director and Trustee	The Muscular Dystrophy Association, *Director* Levcor International, Inc., an apparel fabric processor, *Director* Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, *Director* The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, *Director* Azimuth Trust, an institutional asset management firm, *Member of Board of Managers and Advisory Board*
David W. Burke (69) Board Member (1994)	Corporate Director and Trustee	John F. Kennedy Library Foundation, *Director* U.S.S. Constitution Museum, *Director*
Samuel Chase (73) Board Member (1985)	Corporate Director and Trustee	None
Gordon J. Davis (64) Board Member (1995)	Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae LLP President, Lincoln Center for the Performing Arts, Inc. (2001)	Consolidated Edison, Inc., a utility company, *Director* Phoenix Companies, Inc., a life insurance company, *Director* Board Member/Trustee for several not-for-profit groups
Joni Evans (63) Board Member (1983)	Senior Vice President of the William Morris Agency	None
Arnold S. Hiatt (78) Board Member (1983)	Chairman of The Stride Rite Charitable Foundation	Isabella Stewart Gardner Museum, *Trustee* John Merck Fund, a charitable trust, *Trustee* Business for Social Responsibility, *Chairman* The A.M. Fund, *Trustee*
Burton N. Wallack (54) Board Member (1991)	President and co-owner of Wallack Management Company, a real estate management company	None

---

[1] None of the Board members are "interested persons" of the Funds, as defined in the 1940 Act.

Board members are elected to serve for an indefinite term. Each Fund has standing audit, nominating and compensation committees, each comprised of its Board members who are not "interested persons" of the Fund, as defined in the 1940 Act. The function of the respective Fund's audit committee is (i) to oversee the Fund's accounting and financial reporting processes and the audits of the Fund's financial statements and (ii) to assist in the Board's oversight of the integrity of the Fund's financial statements, the Fund's compliance with legal and regulatory requirements and the independent registered public accounting firm's qualifications, independence and performance. Each Fund's nominating committee, among other things, is responsible for selecting and nominating persons as members of the Board for election or appointment by the Board and for election by shareholders. In evaluating potential nominees, including any nominees recommended by shareholders, the committee takes into consideration various factors listed in the nominating committee charter, including character and integrity, business and professional experience, and whether the committee believes the person has the ability to apply sound and independent business judgment and would act in the interest of the Fund and its shareholders. The nominating committee will consider recommendations for nominees from shareholders submitted to the Secretary of the relevant Fund, c/o The Dreyfus Corporation Legal Department, 200 Park Avenue, 8th Floor East, New York, New York 10166, which includes information regarding the recommended nominee as specified in the nominating committee charter. The function of the compensation committee is to establish the appropriate compensation for serving on the Board. Each **Longer Term Fund** has a standing pricing committee comprised of any one Board member. The **Money Market Fund** has a standing evaluation committee comprised of any one Board member. The function of the pricing and evaluation committees is to assist in valuing the Fund's investments. Each Fund's audit committee met four times and the compensation and nominating committees each met once during the fiscal year ended May 31, 2005. The pricing and evaluation committees did not meet during the last fiscal year.

The table below indicates the dollar range of each Board member's ownership of Fund shares and shares of other funds in the Dreyfus Family of Funds for which he or she is a Board member, in each case as of December 31, 2004.

Name of Board Member	Money Market Fund	Intermediate Bond Fund	Bond Fund	Aggregate Holding of Funds in the Dreyfus Family of Funds for which Responsible as a Board Member
Joseph S. DiMartino	None	None	None	Over $100,000
David W. Burke	None	None	None	Over $100,000
Samuel Chase	None	None	None	$10,001-$50,000
Gordon J. Davis	None	None	None	$10,001-$50,000
Joni Evans	None	None	None	$10,001-$50,000
Arnold S. Hiatt	None	None	None	None
Burton N. Wallack	None	None	None	None

As of December 31, 2004, none of the Board members or their immediate family members owned securities of the Manager, the Distributor or any person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with the Manager or the Distributor.

Each Fund currently pays its Board members its allocated portion of an annual retainer of $30,000 and a fee of $4,000 per meeting (with a minimum of $500 per meeting and per telephone meeting) attended for each Fund and 7 other funds (comprised of 15 portfolios) in the Dreyfus Family of Funds, and reimburses them for their expenses. The Chairman of the Board receives an additional 25% of such compensation. Emeritus Board members, if any, are entitled to receive an annual retainer and a per meeting attended fee of one-half the amount paid to them as Board members. The aggregate amount of compensation paid to each Board member by each Fund for the fiscal year ended May 31, 2005, and by all funds in the Dreyfus Family of Funds for which such person was a Board member (the number of portfolios of such funds is set forth in parenthesis next to each Board member's total compensation) for the year ended December 31, 2004, was as follows:

Name of Board Member	Aggregate Compensation From the Fund*			Total Compensation From the Funds and Fund Complex Paid to Board Member (**)
	Money Market Fund	Intermediate Bond Fund	Bond Fund	
Joseph S. DiMartino	$2,780	$3,454	$13,360	$874,125 (193)
David W. Burke[+]	$2,241	$2,782	$10,773	$318,000 (84)
Samuel Chase	$2,223	$2,760	$10,689	$ 54,000 (15)
Gordon J. Davis	$2,223	$2,760	$10,689	$108,500 (26)
Joni Evans	$2,057	$2,550	$9,886	$ 50,000 (15)
Arnold S. Hiatt	$2,062	$2,554	$9,894	$ 54,000 (15)
Burton N. Wallack	$2,223	$2,760	$10,689	$ 54,000 (15)

_____

*   Amount does not include reimbursed expenses for attending Board meetings, which amounted to $1,941, $2,980 and $4,013 for the **Money Market Fund, Intermediate Bond Fund** and **Bond Fund**, respectively, for all Board members as a group.

**   Represents the number of separate portfolios comprising the investment companies in the Fund Complex, including the Funds, for which the Board member serves.

+   Amounts include compensation received in connection with serving on a Special Committee of Representative Board Members of the funds in the Dreyfus Fund Complex in connection with the adoption of the Fund's Compliance Program.

Officers of the Funds

STEPHEN E. CANTER, <u>President since March 2000</u>. Chairman of the Board, Chief Executive Officer, and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, <u>Executive Vice President since November 2002</u>. Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, <u>Vice President since March 2000</u>. Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

JAMES WINDELS, <u>Treasurer since November 2001</u>. Director-Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

MICHAEL A. ROSENBERG, <u>Vice President and Secretary since August 2005</u>. Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, <u>Vice President and Assistant Secretary since August 2005</u>. Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, <u>Vice President and Assistant Secretary since August 2005</u>. Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 49 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, <u>Vice President and Assistant Secretary since August 2005</u>. Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, <u>Vice President and Assistant Secretary since August 2005</u>. Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, <u>Vice President and Assistant Secretary since August 2005</u>. Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, <u>Vice President and Assistant Secretary since August 2005</u>. Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, <u>Vice President and Assistant Secretary since August 2005</u>. Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

GREGORY S. GRUBER, <u>Assistant Treasurer since March 2000</u>. Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since August 1981.

ERIK D. NAVILOFF, <u>Assistant Treasurer since August 2005</u>. Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT S. ROBOL, <u>Assistant Treasurer since August 2003</u>. Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

KENNETH J. SANDGREN, <u>Assistant Treasurer since November 2001</u>. Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 51 years old and has been an employee of the Manager since June 1993.

ROBERT SVAGNA, <u>Assistant Treasurer since August 2005</u>. Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

WILLIAM GERMENIS, <u>Anti-Money Laundering Compliance Officer since October 2002</u>. Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

JOSEPH W. CONNOLLY, <u>Chief Compliance Officer since September 2004</u>. Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

The address of each Board member and officer of the Funds is 200 Park Avenue, New York, New York 10166.

Each Fund's Board members and officers, as a group, owned less than 1% of such Fund's shares outstanding as of September 6, 2005.

The following shareholder is known by the **Intermediate Bond Fund** to own of record 5% or more of the Intermediate Bond Fund's shares of beneficial interest outstanding on September 6, 2005: Charles Schwab & Co. Inc., Reinvest Account, 101 Montgomery Street, San Francisco, CA 94104-4122 (10.50%).

The following shareholder is known by the **Money Market Fund** to own of record 5% or more of the Money Market Fund's shares of beneficial interest outstanding on September 6, 2005: Pershing, Cash Mgmt Services, One Pershing Plaza, Harborside III, 6th Floor, Jersey City, NJ 07399 (13.69%).

MANAGEMENT ARRANGEMENTS

<u>Investment Adviser</u>. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon"). Mellon is a global financial holding company incorporated under Pennsylvania law in 1971 and registered under the Federal Bank Holding Company Act of 1956, as amended. Mellon provides a comprehensive range of financial products and services in domestic and selected international markets.

The Manager provides management services pursuant to separate Management Agreements (respectively, the "Agreement") between each Fund and the Manager. As to each Fund, the Agreement is subject to annual approval by (i) the Fund's Board, or (ii) vote of a majority (as defined in the 1940 Act) of the Fund's outstanding voting securities, provided that in either event the continuance of the Agreement also is approved by a majority of such Fund's Board members who are not "interested persons" (as defined in the 1940 Act) of the Fund or of the Manager, by vote cast in person at a meeting called for the purpose of voting on such approval. As to each Fund, the Agreement is terminable without penalty, on 60 days' notice, by the Fund's Board or by vote of the holders of a majority of its shares, or, upon not less than 90 days' notice, by the Manager. Each Agreement will terminate automatically, as to the relevant Fund, in the event of its assignment (as defined in the 1940 Act).

In approving the current Agreement with respect to each Fund, the Board considered a number of factors, including the nature, extent and quality of the services provided by the Manager; the investment philosophy and investment approach as applied to the Fund by the Manager; the investment management expertise of the Manager in respect of the Fund's investment strategies; the personnel, resources and experience of the Manager; the Fund's performance history and the management fees paid to the Manager relative to those of mutual funds with similar investment objectives, strategies and restrictions; the Manager's costs of providing services under the Agreement; with respect to the Intermediate Bond Fund, the relationship between the fees paid to the Manager under the Agreement and the Fund's Service Plan; and ancillary benefits the Manager may receive from its relationship with the Fund.

The following persons are officers and/or directors of the Manager: Stephen E. Canter, Chair of the Board, Chief Executive Officer and Chief Operating Officer; Thomas F. Eggers, President and a director; Stephen R. Byers, Chief Investment Officer, Vice Chair and a director; J. Charles Cardona, Vice Chair and a director; Diane P. Durnin, Vice Chair and a director; J. David Officer, Vice Chair and a director; Ronald P. O'Hanley III, Vice Chair and a director; Mark N. Jacobs, Executive Vice President, General Counsel and Secretary; Patrice M. Kozlowski, Senior Vice President – Corporate Communications; Lisa A. Fox, Vice President – Human Resources; Anthony Mayo, Vice President – Information Systems; Theodore A. Schachar, Vice President-Tax; Alex G. Sciulli, Vice President; Wendy H. Strutt, Vice President; Gary Pierce, Controller; Joseph W. Connolly, Chief Compliance Officer; James Bitetto, Assistant Secretary; and Steven G. Elliott, David F. Lamere, Martin G. McGuinn and Richard W. Sabo, directors.

The Manager's Code of Ethics subjects its employees' personal securities transactions to various restrictions to ensure that such trading does not disadvantage any fund advised by the Manager. In that regard, portfolio managers and other investment personnel of the Manager must preclear and report their personal securities transactions and holdings, which are reviewed for compliance with the Code of Ethics and are also subject to the oversight of Mellon's Investment Ethics Committee (the "Committee"). Portfolio managers and other investment personnel of the Manager who comply with the preclearance and disclosure procedures of the Code of Ethics and the requirements of the Committee may be permitted to purchase, sell or hold securities which also may be or are held in fund(s) they manage or for which they otherwise provide investment advice.

The Manager maintains office facilities on behalf of each Fund, and furnishes statistical and research data, clerical help, accounting, data processing, bookkeeping and internal auditing and certain other required services to the Fund. The Manager may pay the Distributor for shareholder services from the Manager's own assets, including past profits but not including the management fee paid by the Fund. The Distributor may use part or all of such payments to pay certain financial institutions (which may include banks), securities dealers ("Selected Dealers") and other industry professionals (collectively, "Service Agents") in respect of these services. The Manager also may make such advertising and promotional expenditures, using its own resources, as it from time to time deems appropriate.

Expenses. All expenses incurred in the operation of a Fund are borne by that Fund, except to the extent specifically assumed by the Manager. The expenses borne by each Fund include without limitation, the following: taxes, interest, loan commitment fees, interest and distributions paid on securities sold short, brokerage fees and commissions, if any, fees of Board members who are not officers, directors, employees or holders of 5% or more of the outstanding voting securities of the Manager, Securities and Exchange Commission fees, state Blue Sky qualification fees, advisory fees, charges of custodians, transfer and dividend disbursing agents' fees, certain insurance premiums, industry association fees, outside auditing and legal expenses, costs of maintaining the Fund's existence, costs of independent pricing services, costs attributable to investor services (including, without limitation, telephone and personnel expenses), costs of shareholders' reports and meetings, costs of preparing and printing prospectuses and statements of additional information for regulatory purposes and distribution to existing shareholders, and any extraordinary expenses. Pursuant to the Service Plan of the **Intermediate Bond Fund**, the Fund bears expenses for advertising, marketing and distributing the Fund's shares and servicing shareholder accounts. Pursuant to separate Shareholder Services Plans, the **Money Market Fund** and **Bond Fund** each bear certain allocated expenses for shareholder servicing. See "Service Plan and Shareholder Services Plans."

As compensation for the Manager's services, the **Money Market Fund** has agreed to pay the Manager a monthly management fee at the annual rate of 0.50% of the value of the Fund's average daily net assets. As compensation for the Manager's services, each **Longer Term Fund** has agreed to pay the Manager a monthly management fee at the annual rate of 0.60% of the value of its average daily net assets. All fees and expenses for each Fund are accrued daily and deducted before the declaration of dividends to investors. For the last three fiscal years of the Funds, the management fees payable by each Fund, the amounts waived by the Manager and the net fees paid by the Fund were as follows:

Name of Fund	Management Fee Payable			Reduction in Fee			Net Fee Paid		
	2003	2004	2005	2003	2004	2005	2003	2004	2005
Money Market Fund	$1,491,737	$1,429,636	$1,349,064	N/A	N/A	N/A	$1,491,737	$1,429,636	$1,349,064
Intermediate Bond Fund	$2,299,674	$2,185,111	$2,009,315	$544,080	$537,969	$253,528	$1,755,594	$1,647,142	$1,755,787
Bond Fund	$8,781,801	$8,273,844	$7,782,190	N/A	$54,801	$658,432	$8,781,801	$8,219,043	$7,123,758

The Manager has agreed that if in any fiscal year the aggregate expenses of a Fund, exclusive of taxes, brokerage, interest on borrowings and (with the prior written consent of the necessary state securities commissions) extraordinary expenses, but including the management fee, exceed 1½% of the value of such Fund's average net assets for the fiscal year, the Fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, the excess expense. Such deduction or payment, if any, will be estimated daily, and reconciled and effected or paid, as the case may be, on a monthly basis.

The aggregate of the fees payable to the Manager by a Fund is not subject to reduction as the value of the Fund's net assets increase.

Portfolio Managers. The Manager manages each Fund's portfolio of investments in accordance with the stated policies of the Fund, subject to the approval of the Fund's Board. The Manager is responsible for investment decisions and provides each Fund with portfolio managers who are authorized by its Board to execute purchases and sales of securities. Each Fund's portfolio managers are Joseph P. Darcy, A. Paul Disdier, Douglas J. Gaylor, Joseph Irace, Colleen Meehan, W. Michael Petty, Scott Sprauer, Bill Vasiliou, James Welch and Monica S. Wieboldt. The Manager also maintains a research department with a professional staff of portfolio managers and securities analysts who provide research services for each Fund and for other funds advised by the Manager.

Portfolio Manager Compensation. (**Longer Term Funds** only) Portfolio manager compensation is comprised primarily of a market-based salary and an incentive compensation plan.   Each Fund's portfolio managers are compensated by Dreyfus or its affiliates and not by the Fund. The incentive compensation plan is comprised of three components: Fund performance (approximately 60%), individual qualitative performance (approximately 20%) and Dreyfus financial performance as measured by Dreyfus' pre-tax net income (approximately 20%). Up to 10% of the incentive plan compensation may be paid in Mellon restricted stock.

Portfolio performance is measured by a combination of yield (35%) and total return (65%) relative to the appropriate Lipper peer group. 1-year performance in each category is weighted at 40% and 3-year performance at 60%. The portfolio manager's performance is measured on either a straight average (each account weighted equally) or a combination of straight average and asset-weighted average. Generally, if the asset-weighted average is higher, then that is used to measure performance. If the straight average is higher, then typically an average of the two is used to measure performance.

Individual qualitative performance is based on Dreyfus' Chief Investment Officer's evaluation of the portfolio manager's performance based on any combination of the following: marketing contributions; new product development; performance on special assignments; people development; methodology enhancements; fund growth/gain in market; and support to colleagues. The Chief Investment Officer may consider additional factors at his discretion.

Portfolio managers are also eligible for Dreyfus' Long Term Incentive Plan. Under that plan, cash and/or Mellon restricted stock is awarded at the discretion of the Chief Investment Officer based on individual performance and contributions to the Investment Management Department and the Mellon organization.

Additional Information About Portfolio Managers. The following table lists the number and types of other accounts advised by the respective Longer Term Fund's primary portfolio manager and assets under management in those accounts as of the end of the Fund's fiscal year:

Portfolio Manager	Registered Investment Company Accounts	Assets Managed	Pooled Accounts	Assets Managed	Other Accounts	Assets Managed

Monica S. Wieboldt	6	$2.2 Billion	None	$0	None	$0
Joseph P. Darcy	3	$2.93 Billion	None	$0	None	$0

None of the funds or accounts are subject to a performance-based advisory fee.

The dollar range of Fund shares beneficially owned by the primary portfolio manager are as follows as of the end of the Fund's fiscal year:

Portfolio Manager	**Fund Name**	**Dollar Range of Fund Shares Beneficially Owned**
Monica S. Wieboldt	Dreyfus New York Tax Exempt Intermediate Bond Fund	None
Joseph P. Darcy	Dreyfus New York Tax Exempt Bond Fund, Inc.	None

Portfolio managers may manage multiple accounts for a diverse client base, including mutual funds, separate accounts (assets managed on behalf of institutions such as pension funds, insurance companies and foundations), bank common trust accounts and wrap fee programs ("Other Accounts").

Potential conflicts of interest may arise because of Dreyfus' management of the Fund and Other Accounts. For example, conflicts of interest may arise with both the aggregation and allocation of securities transactions and allocation of limited investment opportunities, as Dreyfus may be perceived as causing accounts it manages to participate in an offering to increase Dreyfus' overall allocation of securities in that offering, or to increase Dreyfus' ability to participate in future offerings by the same underwriter or issuer. Allocations of bunched trades, particularly trade orders that were only partially filled due to limited availability, and allocation of investment opportunities generally, could raise a potential conflict of interest, as Dreyfus may have an incentive to allocate securities that are expected to increase in value to preferred accounts. Initial public offerings, in particular, are frequently of very limited availability. Additionally, portfolio managers may be perceived to have a conflict of interest if there are a large number of Other Accounts, in addition to the Fund, that they are managing on behalf of Dreyfus. Dreyfus periodically reviews each portfolio manager's overall responsibilities to ensure that he or she is able to allocate the necessary time and resources to effectively manage the Fund. In addition, Dreyfus could be viewed as having a conflict of interest to the extent that Dreyfus or its affiliates and/or portfolio managers have a materially larger investment in Other Accounts than their investment in the Fund.

Other Accounts may have investment objectives, strategies and risks that differ from those of the Fund. For these or other reasons, the portfolio manager may purchase different securities for the Fund and the Other Accounts, and the performance of securities purchased for the Fund may vary from the performance of securities purchased for Other Accounts. The portfolio manager may place transactions on behalf of Other Accounts that are directly or indirectly contrary to investment decisions made for the Fund, which could have the potential to adversely impact the Fund, depending on market conditions.

A potential conflict of interest may be perceived to arise if transactions in one account closely follow related transactions in another account, such as when a purchase increases the value of securities previously purchase by the other account, or when a sale in one account lowers the sale price received in a sale by a second account.

Dreyfus' goal is to provide high quality investment services to all of its clients, while meeting Dreyfus' fiduciary obligation to treat all clients fairly. Dreyfus has adopted and implemented policies and procedures, including brokerage and trade allocation policies and procedures, that it believes address the conflicts associated with managing multiple accounts for multiple clients. In addition, Dreyfus monitors a variety of areas, including compliance with Fund guidelines, the allocation of IPOs, and compliance with the firm's Code of Ethics. Furthermore, senior investment and business personnel at Dreyfus periodically review the performance of the portfolio managers for Dreyfus-managed funds.

Distributor. The Distributor, a wholly-owned subsidiary of the Manager located at 200 Park Avenue, New York, New York 10166, serves as each Fund's distributor on a best efforts basis pursuant to an agreement with the Fund which is renewable annually.

The Manager or the Distributor may provide cash payments out of its own resources to financial intermediaries that sell shares of the Funds or provide other services. Such payments are in addition to any 12b-1 fees and/or shareholder services fees or other expenses paid by a Fund. These additional payments may be made to Service Agents, including affiliates, that provide shareholder servicing, sub-administration, record-keeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the Service Agent. Cash compensation also may be paid to Service Agents for inclusion of the Fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a Service Agent to recommend or sell shares of the Funds to you. Please contact your Service Agent for details about any payments it may receive in connection with the sale of Fund shares or the provision of services to the Funds.

From time to time, the Manager or the Distributor also may provide cash or non-cash compensation to Service Agents in the form of: occasional gifts; occasional meals, tickets, or other entertainment; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Transfer and Dividend Disbursing Agent and Custodian. Dreyfus Transfer, Inc. (the "Transfer Agent"), a wholly-owned subsidiary of the Manager, 200 Park Avenue, New York, New York 10166, is each Fund's transfer and dividend disbursing agent. Under a separate transfer agency agreement with each Fund, the Transfer Agent arranges for the maintenance of shareholder account records for the Fund, the handling of certain communications between shareholders and the Fund and the payment of dividends and distributions payable by the Fund. For these services, the Transfer Agent receives a monthly fee computed on the basis of the number of shareholder accounts it maintains for the Fund during the month, and is reimbursed for certain out-of-pocket expenses.

The Bank of New York (the "Custodian"), One Wall Street, New York, New York

10286, is each Fund's custodian. The Custodian has no part in determining the investment policies of the Funds or which securities are to be purchased or sold by the Funds. Under a separate custody agreement with each Fund, the Custodian holds the Fund's securities and keeps all necessary accounts and records. For its custody services, the Custodian receives a monthly fee based on the market value of the Fund's assets held in custody and receives certain securities transactions charges.

HOW TO BUY SHARES

General. Fund shares may be purchased through the Distributor or Service Agents that have entered into service agreements with the Distributor. Fund shares are sold without a sales charge. You may be charged a fee if you elect transactions in Fund shares through a Service Agent. Share certificates are issued only upon your written request. No certificates are issued for fractional shares. It is not recommended that any Fund be used as a vehicle for Keogh, IRA or other qualified retirement plans. Each Fund reserves the right to reject any purchase order.

The minimum initial investment in each Fund is $2,500, or $1,000 if you are a client of a Service Agent which maintains an omnibus account in the Fund and has made an aggregate minimum initial purchase for its customers of $2,500. Subsequent investments must be at least $100. The initial investment must be accompanied by the Account Application. For full-time or part-time employees of the Manager or any of its affiliates or subsidiaries, directors of the Manager, Board members of a fund advised by the Manager, including members of a Fund's Board, or the spouse or minor child of any of the foregoing, the minimum initial investment is $1,000. For full-time or part-time employees of the Manager or any of its affiliates or subsidiaries who elect to have a portion of their pay directly deposited into their Fund accounts, the minimum initial investment is $50. Shares of each Fund are offered without regard to the minimum initial investment requirements to Board members of a fund advised by the Manager, including members of a Fund's Board, who elect to have all or a portion of their compensation for serving in that capacity automatically invested in the Fund. Each Fund reserves the right to vary the initial and subsequent investment minimum requirements at any time.

Fund shares also are offered without regard to the minimum initial investment requirements through Dreyfus-Automatic Asset Builder®, Dreyfus Government Direct Deposit Privilege or Dreyfus Payroll Savings Plan pursuant to the Dreyfus Step Program described under "Shareholder Services." These services enable you to make regularly scheduled investments and may provide you with a convenient way to invest for long-term financial goals. You should be aware, however, that periodic investment plans do not guarantee a profit and will not protect an investor against loss in a declining market.

Management understands that some Service Agents may impose certain conditions on their clients which are different from those described in the Funds' Prospectus and this Statement of Additional Information, and, to the extent permitted by applicable regulatory authority, may charge their clients direct fees. You should consult your Service Agent in this regard. As discussed under "Management Arrangements – Distributor," Service Agents may receive revenue sharing payments from the Manager or the Distributor. The receipt of such payments could create an incentive for a Service Agent to recommend or sell shares of the Funds instead of other mutual funds where such payments are not received. Please contact your Service Agent for details about any payments it may receive in connection with the sale of Fund shares or the provision of services to the Funds.

Shares of the **Money Market Fund** are sold on a continuous basis at the net asset value per share next determined after an order in proper form and Federal Funds (monies of member banks within the Federal Reserve System which are held on deposit at a Federal Reserve Bank) are received by the Transfer Agent or other entity authorized to receive orders on behalf of the Fund. If you do not remit Federal Funds, your payment must be converted into Federal Funds. This usually occurs within one business day of receipt of a bank wire or within two business days of receipt of a check drawn on a member bank of the Federal Reserve System. Checks drawn on banks which are not members of the Federal Reserve System may take considerably longer to convert into Federal Funds. Prior to receipt of Federal Funds, your money will not be invested.

The **Money Market Fund's** net asset value per share is determined as of 12:00 Noon, Eastern time, on each day that the New York Stock Exchange is open for regular business. Net asset value per share is computed by dividing the value of the **Money Market Fund's** net assets (i.e., the value of its assets less liabilities) by the total number of shares outstanding. See "Determination of Net Asset Value."

If your payments into the **Money Market Fund** are received in or converted into Federal Funds by 12:00 Noon, Eastern time, by the Transfer Agent, you will receive the dividend declared that day. If your payments are received in or converted into Federal Funds after 12:00 Noon, Eastern time, by the Transfer Agent, you will begin to accrue dividends on the following business day.

Qualified institutions may place telephone orders for the purchase of **Money Market Fund** shares. These orders will become effective at the price determined at 12:00 Noon, Eastern time, and the shares purchased will receive the dividend on Fund shares declared on that day if the telephone order is placed by 12:00 Noon, Eastern time, and Federal Funds are received by 4:00 p.m., Eastern time, on that day.

Shares of each **Longer Term Fund** are sold on a continuous basis at the net asset value per share next determined after an order in proper form is received by the Transfer Agent or other entity authorized to receive orders on behalf of the Fund. Each **Longer Term Fund's** net asset value per share is determined as of the close of trading on the floor of the New York Stock Exchange (usually 4:00 p.m., Eastern time) on each day the New York Stock Exchange is open for regular business. For purposes of computing net asset value per share of each **Longer Term Fund**, certain options and futures contracts may be valued 15 minutes after the close of trading on the floor of the New York Stock Exchange. Net asset value per share is computed by dividing the value of the Fund's net assets (i.e., the value of its assets less liabilities) by the total number of shares outstanding. For information regarding the methods employed in valuing Fund investments, see "Determination of Net Asset Value."

Using Federal Funds. (**Money Market Fund** only) The Transfer Agent or the Fund may attempt to notify you upon receipt of checks drawn on banks that are not members of the Federal

Reserve System as to the possible delay in conversion into Federal Funds and may attempt to arrange for a better means of transmitting the money. If you are a customer of a Selected Dealer and your order to purchase Fund shares is paid for other than in Federal Funds, the Selected Dealer, acting on your behalf, will complete the conversion into, or itself advance, Federal Funds generally on the business day following receipt of your order. The order is effective only when so converted and received by the Transfer Agent. An order for the purchase of Fund shares placed by you with sufficient Federal Funds or cash balance in your brokerage account with a Selected Dealer will become effective on the day that the order, including Federal Funds, is received by the Transfer Agent.

Dreyfus TeleTransfer Privilege. (All Funds) You may purchase shares by telephone or online if you have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholder Services Form with the Transfer Agent. The proceeds will be transferred between the bank account designated in one of these documents and your Fund account. Only a bank account maintained in a domestic financial institution which is an Automated Clearing House ("ACH") member may be so designated.

Dreyfus TeleTransfer purchase orders may be made at any time. If purchase orders are received by 4:00 p.m., Eastern time, on any day the Transfer Agent and the New York Stock Exchange are open for regular business, Fund shares will be purchased at the share price determined on that day. If purchase orders are made after 4:00 p.m., Eastern time, on any day the Transfer Agent and the New York Stock Exchange are open for regular business or made on Saturday, Sunday or any Fund holiday (e.g., when the New York Stock Exchange is not open for regular business), Fund shares will be purchased at the share price determined on the next business day following such purchase order. To qualify to use the Dreyfus TeleTransfer Privilege, the initial payment for purchase of Fund shares must be drawn on, and redemption proceeds paid to, the same bank and account as are designated on the Account Application or Shareholder Services Form on file. If the proceeds of a particular redemption are to be sent to an account at any other bank, the request must be in writing and signature-guaranteed. See "How to Redeem Shares--Dreyfus TeleTransfer Privilege."

Reopening an Account. You may reopen an account with a minimum investment of $100 without filing a new Account Application during the calendar year the account is closed or during the following calendar year, provided the information on the old Account Application is still applicable.

SERVICE PLAN AND SHAREHOLDER SERVICES PLANS

The **Intermediate Bond Fund** has adopted a Service Plan pursuant to Rule 12b-1 under the 1940 Act and the **Money Market Fund** and **Bond Fund** have adopted separate Shareholder Services Plans.

Service Plan. (**Intermediate Bond Fund** only) Rule l2b-1 (the "Rule") adopted by the Securities and Exchange Commission under the 1940 Act provides, among other things, that an investment company may bear expenses of distributing its shares only pursuant to a plan adopted in accordance with the Rule. Effective December 1, 2004, the Fund's Board amended its previously adopted plan (the "Service Plan"). Under the current Service Plan, the Fund reimburses the Distributor for distributing the Fund's shares, servicing shareholder accounts ("Servicing"), and advertising and marketing relating to the Fund, at an amount not to exceed an aggregate annual rate of 0.25% of the value of the Fund's average daily net assets. Prior to December 1, 2004, the Service Plan provided for compensation payments from the Fund to the Distributor to be made at the aggregate annual rate of 0.25% of the value of the Fund's average daily net assets. The Fund's Board believes that there is a reasonable likelihood that the Service Plan adopted will benefit the Fund and its shareholders. The Distributor may pay one or more Service Agents a fee in respect of Fund shares owned by shareholders with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record. The Distributor determines the amount, if any, to be paid to Service Agents under the Service Plan and the basis on which such payments are made. The fees payable under the Service Plan are payable without regard to actual expenses incurred.

The Fund also bears the costs of preparing and printing prospectuses and statements of additional information used for regulatory purposes and for distribution to existing shareholders. Under the Service Plan, the Fund bears (a) the costs of preparing, printing and distributing prospectuses and statements of additional information used for other purposes, and (b) the costs associated with implementing and operating the Service Plan (such as costs of printing and mailing service agreements), the aggregate of such amounts not to exceed in any fiscal year of the Fund the greater of $100,000 or .005 of 1% of the value of its average daily net assets for such fiscal year.

A quarterly report of the amounts expended under the Service Plan, and the purposes for which such expenditures were incurred, must be made to the Fund's Board for its review. In addition, the Service Plan provides that it may not be amended to increase materially the costs which the Fund may bear for distribution pursuant to the Service Plan without shareholder approval and that other material amendments of the Service Plan must be approved by the Board, and by the Board members who are not "interested persons" (as defined in the 1940 Act) of the Fund and have no direct or indirect financial interest in the operation of the Service Plan or in the related service agreements, by vote cast in person at a meeting called for the purpose of considering such amendments. The Service Plan and the related service agreements are subject to annual approval by such vote of the Board members cast in person at a meeting called for the purpose of voting on the Service Plan. The Service Plan is terminable at any time by vote of a majority of the Fund's Board members who are not "interested persons" and have no direct or indirect financial interest in the operation of the Service Plan or in any of the related service agreements or by vote of the holders of a majority of such Fund's shares. Any service agreement is terminable without penalty, at any time, by such vote of the Board members or upon 15 days' notice by either party to such service agreement. A service agreement will terminate automatically in the event of its assignment (as defined in the 1940 Act).

For the fiscal year ended May 31, 2005, the **Intermediate Bond Fund** paid $626,148 pursuant to the Plan, of which (a) $623,030 was paid to the Distributor for payments made to Service Agents for distributing Fund shares and for Servicing, and (b) $3,118 was paid for printing the Fund's prospectus and statement of additional information, as well as implementing and operating the Service Plan. These amounts reflect the changes made to the Service Plan that became effective on December 1, 2004.

Shareholder Services Plans. (**Money Market Fund** and **Bond Fund** only) Each of these Funds has adopted a separate Shareholder Services Plan, pursuant to which the Fund reimburses the Distributor an amount not to exceed an annual rate of 0.25% of the value of the Fund's average daily net assets for certain allocated expenses for the provision of certain services to such Fund's shareholders. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of shareholder accounts.

A quarterly report of the amounts expended under the Shareholder Services Plan, and the purposes for which such expenditures were incurred, must be made to the respective Fund's Board for its review. In addition, the Shareholder Services Plan provides that material amendments of the Plan must be approved by the Board, and by the Board members who are not "interested persons" (as defined in the 1940 Act) of the Fund and have no direct or indirect financial interest in the operation of the Shareholder Services Plan, by vote cast in person at a meeting called for the purpose of considering such amendments. The Shareholder Services Plan is subject to annual approval by such vote of the Board members cast in person at a meeting called for the purpose of voting on the Shareholder Services Plan. The Shareholder Services Plan is terminable at any time by vote of a majority of the Board members who are not "interested persons" and who have no direct or indirect financial interest in the operation of the Shareholder Services Plan.

For the fiscal year ended May 31, 2005, the **Money Market Fund** paid the Distributor $180,818, and the **Bond Fund** paid the Distributor $680,254, pursuant to the Fund's Shareholder Services Plan.

HOW TO REDEEM SHARES

General. Each Fund ordinarily will make payment for all shares redeemed within seven days after receipt by the Transfer Agent of a redemption request in proper form, except as provided by the rules of the Securities and Exchange Commission. However, if you have purchased Fund shares by check, by Dreyfus TeleTransfer Privilege or through Dreyfus-Automatic Asset Builder® and subsequently submit a written redemption request to the Transfer Agent, the Fund may delay sending the redemption proceeds (or delay the redemption of such shares in the case of the **Money Market Fund**) for up to eight business days after the purchase of such shares. In addition, the Fund will not honor redemption checks under the Checkwriting Privilege, and will reject requests to redeem shares by wire or telephone, online or pursuant to the Dreyfus TeleTransfer Privilege, for a period of up to eight business days after receipt by the Transfer Agent of the purchase check, the Dreyfus TeleTransfer purchase or the Dreyfus-Automatic Asset Builder® order against which such redemption is requested. These procedures will not apply if your shares were purchased by wire payment, or if you otherwise have a sufficient collected balance in your account to cover the redemption request. Fund shares may not be redeemed until the Transfer Agent has received your Account Application.

Redemption Fee. (**Longer Term Funds** only) The **Intermediate Bond Fund** and **Bond Fund** will deduct a redemption fee equal to 1% and 0.10%, respectively, of the net asset value of Fund shares redeemed (including redemptions through the use of the Fund Exchanges service) less than 30 days following the issuance of such shares. The redemption fee will be deducted from the redemption proceeds and retained by the Fund. For the fiscal year ended May 31, 2005, the **Bond Fund** retained $36 and the **Intermediate Bond Fund** retained $359 in redemption fees.

No redemption fee will be charged on the redemption or exchange of shares (1) through the Fund's Checkwriting Privilege, Automatic Withdrawal Plan or Dreyfus Auto-Exchange Privilege, (2) through accounts that are reflected on the records of the Transfer Agent as omnibus accounts approved by the Distributor, (3) through accounts established by Service Agents approved by the Distributor that utilize the National Securities Clearing Corporation's networking system, or (4) acquired through the reinvestment of dividends or distributions. The redemption fee may be waived, modified or terminated at any time, or from time to time.

Checkwriting Privilege. (All Funds) Each Fund provides redemption checks ("Checks") to investors automatically upon opening an account, unless you specifically refuse the Checkwriting Privilege by checking the applicable "No" box on the Account Application. The Checkwriting Privilege may be established for an existing account by a separate signed Shareholder Services Form. Checks will be sent only to the registered owner(s) of the account and only to the address of record. The Account Application or Shareholder Services Form must be manually signed by the registered owner(s). Checks are drawn on your Fund account and may be made payable to the order of any person in an amount of $500 or more. Potential fluctuations in the net asset value of a **Longer Term Fund's** shares should be considered in determining the amount of any Check drawn on an account in a **Longer Term Fund**. When a Check is presented to the Transfer Agent for payment, the Transfer Agent, as your agent, will cause the Fund to redeem a sufficient number of full or fractional shares in the investor's account to cover the amount of the Check. Dividends are earned until the Check clears. After clearance, a copy of the Check will be returned to you. You generally will be subject to the same rules and regulations that apply to checking accounts, although election of this Privilege creates only a shareholder-transfer agent relationship with the Transfer Agent.

You should date your Checks with the current date when you write them. Please do not postdate your Checks. If you do, the Transfer Agent will honor, upon presentment, even if presented before the date of the check, all postdated Checks which are dated within six months of presentment for payment, if they are otherwise in good order.

Checks are free, but the Transfer Agent will impose a fee for stopping payment of a Check upon your request or if the Transfer Agent cannot honor a Check due to insufficient funds or other valid reason. If the amount of the Check is greater than the value of the shares in your account, the Check will be returned marked insufficient funds. Checks should not be used to close an account.

The Checkwriting Privilege will be terminated immediately, without notice, with respect to any **Longer Term Fund** account which is, or becomes, subject to backup withholding on redemptions. Any Check written on a **Longer Term Fund** account which has become subject to backup withholding on redemptions will not be honored by the Transfer Agent.

Wire Redemption Privilege. (All Funds) By using this Privilege, you authorize the Transfer Agent to act on telephone, letter or online redemption instructions from any person representing himself or herself to be you or a representative of your Service Agent, and reasonably believed by the Transfer Agent to be genuine. Ordinarily, the **Money Market Fund** will initiate payment for shares redeemed pursuant to this Privilege on the same business day if the Transfer Agent receives the redemption request in proper form prior to Noon on such day; otherwise the **Money Market Fund** will initiate payment on the next business day. The **Longer Term Funds** ordinarily will initiate payment for shares redeemed pursuant to this privilege on the next business day after receipt by the Transfer Agent of a redemption request in proper form. Redemption proceeds ($1,000 minimum) will be transferred by Federal Reserve wire only to the commercial bank account specified by you on the Account Application or the Shareholder Services Form, or to a correspondent bank if your bank is not a member of the Federal Reserve System. Fees ordinarily are imposed by such bank and borne by the investor. Immediate notification by the correspondent bank to your bank is necessary to avoid a delay in crediting the funds to your bank account.

To change the commercial bank or account designated to receive redemption proceeds, a written request must be sent to the Transfer Agent. This request must be signed by each shareholder, with each signature guaranteed as described below under "Share Certificates; Signatures."

Dreyfus TeleTransfer Privilege. (All Funds) You may request by telephone or online that redemption proceeds be transferred between your Fund account and your bank account. Only a bank account maintained in a domestic financial institution which is an ACH member may be designated. You should be aware that if you have selected the Dreyfus TeleTransfer Privilege, any request for a Dreyfus TeleTransfer transaction will be effected through the ACH system unless more prompt transmittal specifically is requested. Redemption proceeds will be on deposit in your account at an ACH member bank ordinarily two business days after receipt of the redemption request. See "How to Buy Shares--Dreyfus TeleTransfer Privilege."

Redemption Through a Selected Dealer. (**Intermediate Bond Fund** only) If you are a shareholder of the **Intermediate Bond Fund** and a customer of a Selected Dealer, you may make redemption requests to your Selected Dealer. If the Selected Dealer transmits the redemption request so that it is received by the Transfer Agent by the close of trading on the floor of the New York Stock Exchange on a given day, the redemption request will be effective on that day. If a redemption request is received by the Transfer Agent after the close of trading on the floor of the New York Stock Exchange, the redemption request will be effective on the next business day. It is the responsibility of the Selected Dealer to transmit a request so that it is received in a timely manner. The proceeds of the redemption are credited to your account with the Selected Dealer.

Share Certificates; Signatures. (All Funds) Any certificates representing Fund shares to be redeemed must be submitted with the redemption request. Written redemption requests must be signed by each shareholder, including each holder of a joint account, and each signature must be guaranteed. Signatures on endorsed certificates submitted for redemption also must be guaranteed. The Transfer Agent has adopted standards and procedures pursuant to which signature-guarantees in proper form generally will be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfer Agents Medallion Program ("STAMP"), and the Stock Exchanges Medallion Program. Guarantees must be signed by an authorized signatory of the guarantor, and "Signature-Guaranteed" must appear with the signature. The Transfer Agent may request additional documentation from corporations, executors, administrators, trustees or guardians, and may accept other suitable verification arrangements from foreign investors, such as consular verification. For more information with respect to signature-guarantees, please call one of the telephone numbers listed on the cover.

Redemption Commitment. (All Funds) Each Fund has committed itself to pay in cash all redemption requests by any shareholder of record, limited in amount during any 90-day period to the lesser of $250,000 or 1% of the value of the Fund's net assets at the beginning of such period. Such commitment is irrevocable without the prior approval of the Securities and Exchange Commission. In the case of requests for redemption in excess of such amount, each Fund's Board reserves the right to make payments in whole or in part in securities or other assets of the Fund in case of an emergency or any time a cash distribution would impair the liquidity of the Fund to the detriment of the existing shareholders. In such event, the securities would be valued in the same manner as the Fund's portfolio is valued. If the recipient sells such securities, brokerage charges might be incurred.

Suspension of Redemptions. (All Funds) The right of redemption may be suspended or the date of payment postponed (a) during any period when the New York Stock Exchange is closed (other than customary weekend and holiday closings), (b) when trading in the markets the Fund ordinarily utilizes is restricted, or when an emergency exists as determined by the Securities and Exchange Commission so that disposal of a Fund's investments or determination of its net asset value is not reasonably practicable, or (c) for such other periods as the Securities and Exchange Commission by order may permit to protect a Fund's shareholders.

SHAREHOLDER SERVICES

Fund Exchanges. (All Funds) You may purchase, in exchange for shares of a Fund, shares of certain other funds managed or administered by the Manager or shares of certain funds advised by Founders Asset Management LLC ("Founders"), an indirect subsidiary of the Manager, to the extent such shares are offered for sale in your state of residence. The **Intermediate Bond Fund** and **Bond Fund** will deduct a redemption fee equal to 1% and 0.10%, respectively, of the net asset value of Fund shares exchanged where the exchange is made less than 30 days after the issuance of such shares. Shares of other funds purchased by exchange will be purchased on the basis of relative net asset value per share as follows:

A.   Exchanges for shares of funds offered without a sales load will be made without a sales load.

B.   Shares of funds purchased without a sales load may be exchanged for shares of other funds sold with a sales load, and the applicable sales load will be deducted.

C.   Shares of funds purchased with a sales load may be exchanged without a sales load for shares of other funds sold without a sales load.

D.   Shares of funds purchased with a sales load, shares of funds acquired by a previous exchange from shares purchased with a sales load, and additional shares acquired through reinvestment of dividends or distributions of any such funds (collectively referred to herein as "Purchased Shares") may be exchanged for shares of other funds sold with a sales load (referred to herein as "Offered Shares"), but if the sales load applicable to the Offered Shares exceeds the maximum sales load that could have been imposed in connection with the Purchased Shares (at the time the Purchased Shares were acquired), without giving effect to any reduced loads, the difference may be deducted.

To accomplish an exchange under item D above, you must notify the Transfer Agent of your prior ownership of fund shares and your account number.

To request an exchange, you or your Service Agent acting on your behalf must give exchange instructions to the Transfer Agent in writing, by telephone or online. The ability to issue exchange instructions by telephone and online is given to all Fund shareholders automatically, unless you check the applicable "No" box on the Account Application, indicating that you specifically refuse this privilege. By using this privilege, you authorize the Transfer Agent to act on telephonic and online instructions (including over the Dreyfus Express® voice response telephone system) from any person representing himself or herself to be you and reasonably believed by the Transfer Agent to be genuine. Exchanges may be subject to limitations as to the amount involved or the number of exchanges permitted. Shares issued in certificate form are not eligible for telephone or online exchange. No fees currently are charged shareholders directly in connection with exchanges, although the Fund reserves the right, upon not less than 60 days' written notice, to charge shareholders a nominal administrative fee in accordance with rules promulgated by the Securities and Exchange Commission

To establish a personal retirement plan by exchange, shares of the fund being exchanged must have a value of at least the minimum initial investment required for the fund into which the exchange is being made.

During times of drastic economic or market conditions, the **Intermediate Bond Fund** and **Bond Fund** may suspend Fund Exchanges temporarily without notice and treat exchange requests based on their separate components -- redemption orders with a simultaneous request to purchase the other fund's shares. In such a case, the redemption request would be processed at the Fund's next determined net asset value but the purchase order would be effective only at the net asset value next determined after the fund being purchased receives the proceeds of the redemption, which may result in the purchase being delayed.

Dreyfus Auto-Exchange Privilege. (All Funds) Dreyfus Auto-Exchange Privilege permits you to purchase (on a semi-monthly, monthly, quarterly, or annual basis), in exchange for shares of a Fund, shares of another fund in the Dreyfus Family of Funds or shares of certain funds advised by Founders of which you are a shareholder. This Privilege is available only for existing accounts. Shares will be exchanged on the basis of relative net asset value as described above under "Fund Exchanges." Enrollment in or modification or cancellation of this Privilege is effective three business days following notification by you. You will be notified if your account falls below the amount designated to be exchanged under this Privilege. In this case, your account will fall to zero unless additional investments are made in excess of the designated amount prior to the next Auto-Exchange transaction. Shares held under IRA and other retirement plans are eligible for this Privilege. Exchanges of IRA shares may be made between IRA accounts and from regular accounts to IRA accounts, but not from IRA accounts to regular accounts. With respect to all other retirement accounts, exchanges may be made only among those accounts.

Shareholder Services Forms and prospectuses of the other funds may be obtained by calling 1-800-645-6561, or visiting www.dreyfus.com. Each Fund reserves the right to reject any exchange request in whole or in part. Shares may be exchanged only between accounts having certain identical identifying designations. The Fund Exchanges service or the Dreyfus Auto-Exchange Privilege may be modified or terminated at any time by a Fund upon notice to its shareholders.

Dreyfus-Automatic Asset Builder[®]. (All Funds) Dreyfus-Automatic Asset Builder[®] permits you to purchase Fund shares (minimum of $100 and maximum of $150,000 per transaction) at regular intervals selected by you. Fund shares are purchased by transferring funds from the bank account designated by you.

Dreyfus Government Direct Deposit Privilege. (All Funds) Dreyfus Government Direct Deposit Privilege enables you to purchase Fund shares (minimum of $100 and maximum of $50,000 per transaction) by having Federal salary, Social Security, or certain veterans', military or other payments from the U.S. Government automatically deposited into your Fund account.

Dreyfus Payroll Savings Plan. (All Funds) Dreyfus Payroll Savings Plan permits you to purchase Fund shares (minimum of $100 per transaction) automatically on a regular basis. Depending upon your employer's direct deposit program, you may have part or all of your paycheck transferred to your existing Dreyfus account electronically through the ACH system at each pay period. To establish a Dreyfus Payroll Savings Plan account, you must file an authorization form with your employer's payroll department. It is the sole responsibility of your employer to arrange for transactions under the Dreyfus Payroll Savings Plan.

Dreyfus Step Program. (All Funds) Dreyfus Step Program enables you to purchase Fund shares without regard to the Fund's minimum initial investment requirements through Dreyfus-Automatic Asset Builder[®], Dreyfus Government Direct Deposit Privilege or Dreyfus Payroll Savings Plan. To establish a Dreyfus Step Program account, you must supply the necessary information on the Account Application and file the required authorization form(s) with the Transfer Agent. For more information concerning this Program, or to request the necessary authorization form(s), please call toll free 1-800-782-6620. You may terminate your participation in this Program at any time by discontinuing your participation in Dreyfus-Automatic Asset Builder, Dreyfus Government Direct Deposit Privilege or Dreyfus Payroll Savings Plan, as the case may be, as provided under the terms of such Privilege(s). Each Fund may modify or terminate this Program at any time.

Dreyfus Dividend Options. (All Funds) Dreyfus Dividend Sweep allows you to invest automatically your dividends or dividends and capital gain distributions, if any, from a Fund in shares of another fund in the Dreyfus Family of Funds or shares of certain funds advised by Founders of which you are a shareholder. Shares of other funds purchased pursuant to this privilege will be purchased on the basis of relative net asset value per share as follows:

A.   Dividends and distributions paid by a fund may be invested without a sales load in shares of other funds offered without a sales load.

B.   Dividends and distributions paid by a fund that does not charge a sales load may be invested in shares of other funds sold with a sales load, and the applicable sales load will be deducted.

C.   Dividends and distributions paid by a fund that charges a sales load may be invested in shares of other funds sold with a sales load (referred to herein as "Offered Shares"), but if the sales load applicable to the Offered Shares exceeds the maximum sales load charged by the fund from which dividends or distributions are being swept (without giving effect to any reduced loads), the difference may be deducted.

D.   Dividends and distributions paid by a fund may be invested in shares of other funds that impose a contingent deferred sales charge ("CDSC") and the applicable CDSC, if any, will be imposed upon redemption of such shares.

Dreyfus Dividend ACH permits you to transfer electronically dividends or dividends and capital gain distributions, if any, from a Fund to a designated bank account. Only an account maintained at a domestic financial institution which is an ACH member may be so designated. Banks may charge a fee for this service.

Automatic Withdrawal Plan. (All Funds) The Automatic Withdrawal Plan permits you to request withdrawal of a specified dollar amount (minimum of $50) on either a monthly or quarterly basis if you have a $5,000 minimum account. Withdrawal payments are the proceeds from sales of Fund shares, not the yield on the shares. If withdrawal payments exceed reinvested dividends and distributions, your shares will be reduced and eventually may be depleted. The Automatic Withdrawal Plan may be terminated at any time by you, the Fund or the Transfer Agent. Shares for which certificates have been issued may not be redeemed through the Automatic Withdrawal Plan.

DETERMINATION OF NET ASSET VALUE

Amortized Cost Pricing. (**Money Market Fund** only) The valuation of the Money Market Fund's portfolio securities is based upon their amortized cost, which does not take into account unrealized capital gains or losses. This involves valuing an instrument at its cost, and thereafter assuming a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the instrument. While this method provides certainty in valuation, it may result in periods during which value, as determined by amortized cost, is higher or lower than the price the Fund would receive if it sold the instrument.

The Fund's Board has established, as a particular responsibility within the overall duty of care owed to the Fund's investors, procedures reasonably designed to stabilize the Fund's price per share as computed for the purpose of purchases and redemptions at $1.00. Such procedures include review of the Fund's portfolio holdings by the Board, at such intervals as it deems appropriate, to determine whether the Fund's net asset value calculated by using available market quotations or market equivalents deviates from $1.00 per share based on amortized cost. Market quotations and market equivalents used in such review are obtained from an independent pricing service (the "Service") approved by the Board. The Service values the Fund's investments based on methods which include consideration of: yields or prices of municipal bonds of comparable quality, coupon, maturity and type; indications of values from dealers; and general market conditions. The Service also may employ electronic data processing techniques and/or a matrix system to determine valuations.

The extent of any deviation between the Fund's net asset value based upon available market quotations or market equivalents and $1.00 per share based on amortized cost will be examined by the Board. If such deviation exceeds 1/2 of 1%, the Board promptly will consider what action, if any, will be initiated. In the event the Board determines that a deviation exists which may result in material dilution or other unfair results to investors or existing shareholders, it has agreed to take such corrective action as it regards as necessary and appropriate, including: selling portfolio instruments prior to maturity to realize capital gains or losses or to shorten average portfolio maturity; withholding dividends or paying distributions from capital or capital gains; redeeming shares in kind; or establishing a net asset value per share by using available market quotations or market equivalents.

Valuation of Portfolio Securities. (**Longer Term Funds** only) The investments of each Longer Term Fund are valued each business day by an independent pricing service (the "Service") approved by such Fund's Board. When, in the judgment of the Service, quoted bid prices for investments are readily available and are representative of the bid side of the market, these investments are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). The value of other investments is determined by the Service based on methods which include consideration of: yields or prices of municipal bonds of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. The Service may employ electronic data processing techniques and/or a matrix system to determine valuations. The Service's procedures are reviewed under the general supervision of the relevant Fund's Board. If valuations for investments (received from the Service or otherwise) are not readily available, or are determined not to reflect accurately fair value, the Fund may value those investments at fair value as determined in accordance with the procedures approved by the Fund's Board. Fair value of investments may be done by the Fund's Board, its pricing committee or its valuation committee in good faith using such information deemed appropriate under the circumstances. The factors that may be considered in fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased or sold, and public trading of similar securities of the issuers or comparable issuers.

Using fair value to price investments may result in a value that is different from a security's most recent price and from prices used by other mutual funds to calculate their net asset values. As to each Fund, expenses and fees, including the management fees (reduced by the expense limitation, if any) and fees pursuant to the Service Plan or Shareholder Services Plan, as the case may be, are accrued daily and are taken into account for the purpose of determining the net asset value of such Fund's shares.

New York Stock Exchange Closings. The holidays (as observed) on which the New York Stock Exchange is closed currently are: New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas.

PORTFOLIO TRANSACTIONS

General. The Manager assumes general supervision over the placement of securities purchase and sale orders on behalf of the funds it manages. In cases where the Manager or fund employs a sub-adviser, the sub-adviser, under the supervision of the Manager, places orders on behalf of the applicable fund(s) for the purchase and sale of portfolio securities.

Certain funds are managed by dual employees of the Manager and an affiliated entity in the Mellon organization. Funds managed by dual employees use the research and trading facilities, and are subject to the internal policies and procedures, of the affiliated entity. In this regard, the Manager places orders on behalf of those funds for the purchase and sale of securities through the trading desk of the affiliated entity, applying the written trade allocation procedures of such affiliate.

The Manager (and where applicable, a sub-adviser or Dreyfus affiliate) generally has the authority to select brokers (for equity securities) or dealers (for fixed income securities) and the commission rates or spreads to be paid. Allocation of brokerage transactions, including their frequency, is made in the best judgment of the Manager (and where applicable, a sub-adviser or Dreyfus affiliate) and in a manner deemed fair and reasonable to shareholders. The primary consideration in placing portfolio transactions is prompt execution of orders at the most favorable net price. In choosing brokers or dealers, the Manager (and where applicable, a sub-adviser or Dreyfus affiliate) evaluates the ability of the broker or dealer to execute the particular transaction (taking into account the market for the security and the size of the order) at the best combination of price and quality of execution.

In general, brokers or dealers involved in the execution of portfolio transactions on behalf of a fund are selected on the basis of their professional capability and the value and quality of their services. The Manager (and where applicable, a sub-adviser or Dreyfus affiliate) attempts to obtain best execution for the funds by choosing brokers or dealers to execute transactions based on a variety of factors, which may include, but are not limited to, the following: (i) price; (ii) the availability of natural liquidity; (iii) the nature and character of the relevant market for the security to be purchased or sold; (iv) the measured quality and efficiency of the broker's or dealer's execution; (v) the broker's or dealer's willingness to commit capital; (vi) the reliability of the broker or dealer in trade settlement and clearance; (vii) the level of counter-party risk (*i.e.*, the broker's or dealer's financial condition); (viii) the commission rate or the spread; (ix) the value of research provided; (x) the availability of electronic trade entry and reporting links; and (xi) the size and type of order (*e.g.*, foreign or domestic security, large block, illiquid security). In selecting brokers or dealers no factor is necessarily determinative; however, at various times and for various reasons, certain factors will be more important than others in determining which broker or dealer to use. Seeking to obtain best execution for all trades takes precedence over all other considerations.

With respect to the receipt of research, the brokers or dealers selected may include those that supplement the Manager's (and where applicable, a sub-adviser's or Dreyfus affiliate's) research facilities with statistical data, investment information, economic facts and opinions. Such information may be useful to the Manager (and where applicable, a sub-adviser or Dreyfus affiliate) in serving funds or accounts that it advises and, conversely, supplemental information obtained by the placement of business of other clients may be useful to the Manager (and where applicable, a sub-adviser or Dreyfus affiliate) in carrying out its obligations to the funds. Information so received is in addition to, and not in lieu of, services required to be performed by the Manager (and where applicable, a sub-adviser or Dreyfus affiliate), and the Manager's (and where applicable, a sub-adviser's or Dreyfus affiliate's) fees are not reduced as a consequence of the receipt of such supplemental information. Although the receipt of such research services does not reduce the Manager's (and where applicable, a sub-adviser's or Dreyfus affiliate's) normal independent research activities, it enables it to avoid the additional expenses that might otherwise be incurred if it were to attempt to develop comparable information through its own staff.

Under the Manager's (and where applicable, a sub-adviser's or Dreyfus affiliate's) procedures, portfolio managers and their corresponding trading desks may seek to aggregate (or "bunch") orders that are placed or received concurrently for more than one fund or account. In some cases, this policy may adversely affect the price paid or received by a fund or an account, or the size of the position obtained or liquidated. As noted above, certain brokers or dealers may be selected because of their ability to handle special executions such as those involving large block trades or broad distributions, provided that the primary consideration of best execution is met. Generally, when trades are aggregated, each fund or account within the block will receive the same price and commission. However, random allocations of aggregate transactions may be made to minimize custodial transaction costs. In addition, at the close of the trading day, when reasonable and practicable, the completed securities of partially filled orders will generally be allocated to each participating fund and account in the proportion that each order bears to the total of all orders (subject to rounding to "round lot" amounts).

Portfolio turnover may vary from year to year as well as within a year. In periods in which extraordinary market conditions prevail, the Manager (and where applicable, a sub-adviser or Dreyfus affiliate) will not be deterred from changing a Fund's investment strategy as rapidly as needed, in which case higher turnover rates can be anticipated which would result in greater brokerage expenses. The overall reasonableness of brokerage commissions paid is evaluated by the Manager (and where applicable, a sub-adviser or Dreyfus affiliate) based upon its knowledge of available information as to the general level of commissions paid by other institutional investors for comparable services. Higher portfolio turnover rates usually generate additional brokerage commissions and transaction costs and any short-term gains realized from these transactions are taxable to shareholders as ordinary income.

To the extent that a fund invests in foreign securities, certain of a fund's transactions in those securities may not benefit from the negotiated commission rates available to a fund for transactions in securities of domestic issuers. For funds that permit foreign exchange transactions, such transactions are made with banks or institutions in the interbank market at prices reflecting a mark-up or mark-down and/or commission.

The Manager (and where applicable, a sub-adviser or Dreyfus affiliate) may deem it appropriate for one of its accounts to sell a security while another of its accounts is purchasing the same security. Under such circumstances, the Manager (and where applicable, a sub-adviser or Dreyfus affiliate) may arrange to have the purchase and sale transactions effected directly between its accounts ("cross transactions"). Cross transactions will be effected in accordance with procedures adopted pursuant to Rule 17a-7 under the 1940 Act.

(**Longer Term Funds** only) Portfolio securities ordinarily are purchased from and sold to parties acting either as principal or agent. Newly-issued securities ordinarily are purchased directly from the issuer or from an underwriter; other purchases and sales usually are placed with those dealers from which it appears that the best price or execution will be obtained. Usually no brokerage commissions, as such, are paid by the fund for such purchases and sales, although the price paid usually includes an undisclosed compensation to the dealer acting as agent. The prices paid to underwriters of newly-issued securities usually include a concession paid by the issuer to the underwriter, and purchases of after-market securities from dealers ordinarily are executed at a price between the bid and asked price.

When transactions are executed in the over-the-counter market (*i.e.*, with dealers), the Manager (and where applicable, a sub-adviser or Dreyfus affiliate) will typically deal with the primary market makers unless a more favorable price or execution otherwise is obtainable.

(**Money Market Fund only**) All portfolio transactions of each money market fund are placed on behalf of the fund by the Manager. Debt securities purchased and sold by a fund generally are traded on a net basis (*i.e.*, without a commission) through dealers acting for their own account and not as brokers, or otherwise involve transactions directly with the issuer of the instrument. This means that a dealer makes a market for securities by offering to buy at one price and sell at a slightly higher price. The difference between the prices is known as a "spread." Other portfolio transactions may be executed through brokers acting as agent. A fund will pay a spread or commission in connection with such transactions. The Manager uses its best efforts to obtain execution of portfolio transactions at prices that are advantageous to a fund and at spreads and commission rates (if any) that are reasonable in relation to the benefits received. The Manager also places transactions for other accounts that it provides with investment advice.

When more than one fund or account is simultaneously engaged in the purchase or sale of the same investment instrument, the prices and amounts are allocated in accordance with a formula considered by the Manager (and where applicable, a sub-adviser or Dreyfus affiliate) to be equitable to each fund or account. In some cases this system could have a detrimental effect on the price or volume of the investment instrument as far as a fund or account is concerned. In other cases, however, the ability of a fund or account to participate in volume transactions will produce better executions for the fund or account.

When transactions are executed in the over-the-counter market (*i.e.*, with dealers), the Manager will typically deal with the primary market makers unless a more favorable price or execution otherwise is obtainable.

Disclosure of Portfolio Holdings. (All Funds) It is the policy of each Fund to protect the confidentiality of the Fund's portfolio holdings and prevent the selective disclosure of non-public information about such holdings. Each Fund will publicly disclose its holdings in accordance with regulatory requirements, such as periodic portfolio disclosure in filings with the Securities and Exchange Commission. Each Fund will publicly disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at www.dreyfus.com. The information will be posted with a one-month lag and will remain accessible until the Fund files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the Fund will publicly disclose on the website its complete schedule of portfolio holdings as of the end of such quarter.

If a Fund's portfolio holdings are released pursuant to an ongoing arrangement with any party, the Fund must have a legitimate business purpose for doing so, and neither the Fund, nor the Manager or its affiliates, may receive any compensation in connection with an arrangement to make available information about the Fund's portfolio holdings. Each Fund may distribute portfolio holdings to mutual fund evaluation services such as Standard & Poor's, Morningstar or Lipper Analytical Services; due diligence departments of broker-dealers and wirehouses that regularly analyze the portfolio holdings of mutual funds before their public disclosure; and broker-dealers that may be used by the Fund, for the purpose of efficient trading and receipt of relevant research, provided that (a) the recipient does not distribute the portfolio holdings to persons who are likely to use the information for purposes of purchasing or selling Fund shares or Fund portfolio holdings before the portfolio holdings become public information; and (b) the recipient signs a written confidentiality agreement.

Each Fund may also disclose any and all portfolio information to its service providers and others who generally need access to such information in the performance of their contractual duties and responsibilities and are subject to duties of confidentiality, including a duty not to trade on nonpublic information, imposed by law and/or contract. These service providers include the Fund's custodians, auditors, investment adviser, administrator, and each of their respective affiliates and advisers.

Disclosure of a Fund's portfolio holdings may be authorized only by the Fund's Chief Compliance Officer, and any exceptions to this policy are reported quarterly to the Fund's Board.

DIVIDENDS, DISTRIBUTIONS AND TAXES

All Funds. Management believes that each Fund has qualified for treatment as a "regulated investment company" under the Code for the fiscal year ended May 31, 2005. Each Fund intends to continue to so qualify if such qualification is in the best interests of its shareholders. As a regulated investment company, the Fund will pay no Federal income tax on net investment income and net realized capital gains to the extent that such income and gains are distributed to shareholders in accordance with applicable provisions of the Code. To qualify as a regulated investment company, the Fund must distribute to its shareholders at least 90% of its net income (consisting of net investment income from tax exempt obligations and taxable obligations, if any, and net short-term capital gains), and must meet certain asset diversification and other requirements. If the Fund does not qualify as a regulated investment company, it will be treated for tax purposes as an ordinary corporation subject to Federal income tax. The term "regulated investment company" does not imply the supervision of management or investment practices or policies by any government agency.

Each Fund ordinarily declares dividends from its net investment income on each day the New York Stock Exchange is open for regular business. Earnings for Saturdays, Sundays and holidays are declared as dividends on the preceding business day for the **Money Market Fund** and on the next business day for the **Longer Term Funds**. With respect to the **Longer Term Funds**, Fund shares begin earning income dividends on the day following the date of purchase. Dividends usually are paid on the last business day (calendar day in the case of the **Money Market Fund**) of each month, and automatically are reinvested in additional shares at net asset value or, at your option, paid in cash. If you redeem all shares in your account at any time during the month, all dividends to which you are entitled will be paid to you along with the proceeds of the redemption. If you are an omnibus accountholder and indicate in a partial redemption request that a portion of any accrued dividends to which such account is entitled belongs to an underlying accountholder who has redeemed all shares in his or her account, such portion of the accrued dividends will be paid to you along with the proceeds of the redemption. For the Longer Term Funds, distributions from net realized securities gains, if any, generally are declared and paid once a year, but a Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the 1940 Act.

If you elect to receive dividends and distributions in cash, and your dividend or distribution check is returned to the Fund as undeliverable or remains uncashed for six months, the Fund reserves the right to reinvest such dividends or distributions and all future dividends and distributions payable to you in additional Fund shares at net asset value. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

If, at the close of each quarter of its taxable year, at least 50% of the value of a Fund's total assets consists of Federal tax exempt obligations, the Fund may designate and pay Federal exempt-interest dividends from interest earned on all such tax exempt obligations. Such exempt-interest dividends may be excluded by shareholders of the Fund from their gross income for Federal income tax purposes. Dividends derived from Taxable Investments, together with distributions from any net realized short-term securities gains, generally are taxable as ordinary income for Federal income tax purposes whether or not reinvested. Distributions from net realized long-term securities gains generally are taxable as long-term capital gains to a shareholder who is a citizen or resident of the United States, whether or not reinvested and regardless of the length of time the shareholder has held his or her shares.

Federal regulations require that you provide a certified taxpayer identification number ("TIN") upon opening or reopening an account. See the Account Application for further information concerning this requirement. Failure to furnish a certified TIN to the Fund could subject you to a $50 penalty imposed by the Internal Revenue Service.

Longer Term Funds Only. Any dividend or distribution paid shortly after an investor's purchase of Fund shares may have the effect of reducing the aggregate net asset value of the shares below the cost of investment. Such a dividend or distribution would be a return on investment in an economic sense, although taxable as described in the Prospectus. In addition, the Code provides that if a shareholder holds Fund shares for six months or less and has received an exempt-interest dividend with respect to such shares, any loss incurred on the sale of such shares will be disallowed to the extent of the exempt-interest dividend.

Ordinarily, gains and losses realized from portfolio transactions will be treated as capital gain or loss. However, all or a portion of any gain realized from the sale or other disposition of certain market discount bonds will be treated as ordinary income. In addition, all or a portion of the gain realized from engaging in "conversion transactions" (generally including certain transactions designed to convert ordinary income into capital gain) may be treated as ordinary income.

Gain or loss, if any, realized by the Fund from certain financial futures and options transactions ("Section 1256 contracts") will be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss. Gain or loss will arise upon exercise or lapse of Section 1256 contracts as well as from closing transactions. In addition, any Section 1256 contracts remaining unexercised at the end of the Fund's taxable year will be treated as sold for their then fair market value, resulting in additional gain or loss to the Fund characterized as described above.

Offsetting positions held by the Fund involving certain futures or forward contracts or options transactions with respect to actively traded personal property may constitute "straddles." To the extent the straddle rules apply to positions established by the Fund, losses realized by the Fund may be deferred to the extent of unrealized gain in the offsetting position. In addition, short-term capital loss on straddle positions may be recharacterized as long-term capital loss, and long-term capital gains on straddle positions may be treated as short-term capital gains or ordinary income. Certain of the straddle positions held by a Fund may constitute "mixed straddles." The Fund may make one or more elections with respect to the treatment of "mixed straddles," resulting in different tax consequences. In certain circumstances, the provisions governing the tax treatment of straddles override or modify certain of the provisions discussed above.

If a Fund either (1) holds an appreciated financial position with respect to stock, certain debt obligations, or partnership interests ("appreciated financial position") and then enters into a short sale, futures, forward, or offsetting notional principal contract (collectively, a "Contract") with respect to the same or substantially identical property or (2) holds an appreciated financial position that is a Contract and then acquires property that is the same as, or substantially identical to, the underlying property, the Fund generally will be taxed as if the appreciated financial position were sold at its fair market value on the date the Fund enters into the financial position or acquires the property, respectively.

Investment by the Funds in securities issued or acquired at a discount, or providing for deferred interest or for payment of interest in the form of additional obligations, such as zero coupon, pay-in-kind or step-up securities, could, under special tax rules, affect the amount, timing and character of distributions to shareholders by causing the Fund to recognize income prior to the receipt of cash payment. For example, a Fund could be required to take into account annually a portion of the discount (or deemed discount) at which the securities were issued and to distribute such portion in order to maintain its qualification as a regulated investment company. In such case, the Fund may have to dispose of securities which it might otherwise have continued to hold in order to generate cash to satisfy these distribution requirements.

INFORMATION ABOUT THE FUNDS

Each Fund share has one vote and, when issued and paid for in accordance with the terms of the offering, is fully paid and non-assessable. Each Fund share is of one class and has equal rights as to dividends and in liquidation. Shares have no preemptive, subscription or conversion rights and are freely transferable.

Unless otherwise required by the 1940 Act, ordinarily it will not be necessary for a Fund to hold annual meetings of shareholders. As a result, Fund shareholders may not consider each year the election of Board members or the appointment of auditors. However, the holders of at least 10% of the shares outstanding and entitled to vote may require the Fund to hold a special meeting of shareholders for purposes of removing a Board member from office. Fund shareholders may remove a Board member by the affirmative vote of a majority, in the case of the **Bond Fund**, or two-thirds, in the case of the **Money Market Fund** and **Intermediate Bond Fund**, of the Fund's outstanding voting shares. In addition, the Board will call a meeting of shareholders for the purpose of electing Board members if, at any time, less than a majority of the Board members then holding office have been elected by shareholders.

The **Money Market Fund** and **Intermediate Bond Fund** are organized as unincorporated business trusts under the laws of the Commonwealth of Massachusetts. Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund in which they are shareholders. However, each Fund's Agreement and Declaration of Trust ("Trust Agreement") disclaims shareholder liability for acts or obligations of the Fund and requires that notice of such disclaimer be given in each agreement, obligation or instruments entered into or executed by the Fund or a Trustee. The Trust Agreement provides for indemnification from the Fund's property for all losses and expenses of any shareholder held personally liable for the obligations of the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund itself would be unable to meet its obligations, a possibility which management believes is remote. Upon payment of any liability incurred by a Fund, the shareholder paying such liability will be entitled to reimbursement from the general assets of the Fund. Each of these Funds intends to conduct its operations in such a way so as to avoid, as far as possible, ultimate liability of the shareholders for liabilities of the Fund.

The following information applies to the Intermediate Bond Fund and Bond Fund only. Each Fund is intended to be a long-term investment vehicle and is not designed to provide investors with a means of speculating on short-term market movements. A pattern of frequent purchases and exchanges can be disruptive to efficient portfolio management and, consequently, can be detrimental to the Fund's performance and its shareholders. If Fund management determines that an investor is following an abusive investment strategy, it may reject any purchase request, or terminate the investor's exchange privilege, with or without prior notice. Such investors also may be barred from purchasing shares of other funds in the Dreyfus Family of Funds. Accounts under common ownership or control may be considered as one account for purposes of determining a pattern of excessive or abusive trading. In addition, the Fund may refuse or restrict purchase or exchange requests for Fund shares by any person or group if, in the judgment of the Fund's management, the Fund would be unable to invest the money effectively in accordance with its investment objective and policies or could otherwise be adversely affected or if the Fund receives or anticipates receiving simultaneous orders that may significantly affect the Fund. If an exchange request is refused, the Fund will take no other action with respect to the Fund shares until it receives further instructions from the investor. While the Fund will take reasonable steps to prevent excessive short-term trading deemed to be harmful to the fund, it may not be able to identify excessive trading conducted through certain financial intermediaries or omnibus accounts.

Each Fund sends annual and semi-annual financial statements to all its respective shareholders.

COUNSEL AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stroock & Stroock & Lavan LLP, 180 Maiden Lane, New York, New York 10038-4982, as counsel for each Fund, has rendered its opinion as to certain legal matters regarding the due authorization and valid issuance of the shares being sold pursuant to the Prospectus.

Ernst & Young LLP, 5 Times Square, New York, New York 10036, an independent registered public accounting firm, serves as independent auditors of each Fund.

RISK FACTORS—INVESTING IN NEW YORK MUNICIPAL BONDS

The following information constitutes only a brief summary, does not purport to be a complete description, and is based primarily on information drawn from the Annual Information Statement of the State of New York (the "State") and any updates available as of the date of this Statement of Additional Information. While the Fund has not independently verified this information, it has no reason to believe that such information is not correct in all material respects.

Economic and Demographic Trends

U.S. Economy. Consistent with the 2005-06 Budget forecast, the national economy continued to grow at a pace well above its long-term trend growth rate at the beginning of 2005, following a very strong performance in 2004. The U.S. economy is expected to continue to exhibit solid growth of just above 3% for the remainder of this year. Meanwhile, rising oil prices appear to be slowly filtering through the economy as businesses successfully pass their energy related cost increases onto consumers, increasing overall inflation. Consequently, the Department of the Budget ("DOB") forecast for consumer inflation has been revised up to 3.1% for 2005, compared with the 2005-06 Budget forecast of 2.8%. However, no evidence of a long-term increase in inflationary expectations has emerged to date.

The combination of above potential output growth and a generally stable outlook for inflation has permitted the Federal Reserve Board (the "FRB") to continue on its "measured" course of monetary tightening. Since June 2004, the FRB has raised its Federal Funds target rate by .25% nine separate times, bringing the rate up to 3.25% by mid July 2005. Nevertheless, long-term interest rates remain low, and are projected to rise only gradually through the end of 2007. Low interest rates and a growing world economy are expected to maintain a favorable environment for both business investment and international trade. DOB's forecast for real U.S. Gross Domestic Product is virtually unchanged from that presented with the 2005-06 Budget, with growth of 3.6% currently projected for 2005, followed by growth of 3% for 2006.

Corporate profits from current production grew 15.7% in 2004, followed by additional growth of 15.4% in the first quarter of 2004. Although strong profit growth has enabled firms to accelerate hiring, the recent pace of employment growth is moderate. DOB expects employment growth of 1.7% for 2005, following growth of 1.1% for 2004. The unemployment rate is projected to decline to 5.1% in 2005 from 5.5% in 2004. Consistent with a growing labor market and moderate inflationary pressure, wages and salaries are expected to grow 7% for 2005, following growth of 5.3% in 2004. Total personal income is expected to grow 6.6% for this year, following growth of 5.8% for 2004.

In light of recent events, terrorism remains an ongoing threat to the U.S. economy and related forecasts. A benchmark oil price rose to a record $61 per barrel at the end of June 2005. Since June 2003, oil prices have increased over 80%. Although the long-term outlook for inflation remains benign, high energy prices present a risk to domestic and global demand for goods and services and, therefore, economic growth. Lower global growth could result in lower than anticipated U.S. exports. In addition, the housing market is expected to gradually cool as long-term interest rates rise, with prices possibly falling in some areas. However, because of the importance of real estate wealth as a buttress for domestic consumption, a more sudden collapse of housing prices than anticipated could result in lower economic growth than expected. In contrast, better than expected economic conditions may encourage firms to invest more and hire more workers than expected, resulting in higher wages and higher consumption spending as well.

State Economy. New York is the third most populous state in the nation and has a relatively high level of personal wealth. The State's economy is diverse, with a comparatively large share of the nation's financial activities, information, education and health services employment, and a very small share of the nation's farming and mining activity. The State's location and its air transport facilities and natural harbors have made it an important link in international commerce. Travel and tourism constitute an important part of the economy. Like the rest of the nation, New York has a declining proportion of its workforce engaged in manufacturing and an increasing proportion engaged in service industries.

The State economy continues to expand at a pace consistent with the 2005-06 Budget forecast. Recent above-trend national growth rates have helped to buttress the State economy, putting the State well on its way to a full recovery from the impact of the September 11th attacks, and reversing several years where the job base was in decline. Since the State's 2001-2003 recession, the State labor market has added 130,000 private sector jobs. With the pickup in equity market activity in 2004, the securities industry saw solid profit levels, though below those in 2003. Consequently, bonus growth will fall short of the extraordinary growth in 2004. New York personal income is projected to rise 5.1% for 2005, while wage and salary growth is projected at 4.9%. Both are virtually unchanged from the 2005-06 Budget forecast.

In addition to the risks associated with the national economic forecast, there exist specific risks to the State economy. Chief among them is a weaker performance within the financial sector than is currently projected. Higher energy prices and global instability also create a risk to the equity markets' performance. A weaker financial market performance than expected could result in lower bonus payment growth than projected, though this impact would be largely felt during the first quarter of 2006. In contrast, a stronger national economy than expected could result in stronger equity market growth and, in turn, greater demand for financial market services and even stronger income growth in that sector than expected.

The City of New York. The fiscal demands on the State may be affected by the fiscal health of New York City (the "City"), which relies in part on State aid to balance its budget and meet its cash requirements. The State's finances also may be affected by the ability of the City, and certain entities issuing debt for the benefit of the City, to market their securities successfully in the public credit markets. For its normal operations, the City depends on aid from the State both to enable the City to balance its budget and to meet its cash requirements. There can be no assurance that there will not be reductions in State aid to the City from amounts currently projected.

Metropolitan Transportation Authority (the "MTA"). The MTA oversees the operation of subway and bus lines in New York City by its affiliates, the New York City Transit Authority and the Manhattan and Bronx Surface Transit Operating Authority (collectively, the "TA"). Through its affiliated agency, the Triborough Bridge and Tunnel Authority (the "TBTA"), the MTA operates certain intrastate toll bridges and tunnels. Because fare revenues are not sufficient to finance the mass transit portion of these operations, the MTA depends on operating support from the State, local governments and the TBTA, including loans, grants and subsidies. If current revenue projections are not realized and/or operating expenses exceed current projections, the TA or commuter railroads may be required to seek additional State assistance, raise fares or take other actions.

Other Localities. Certain localities outside the City have experienced financial problems and have requested and received additional State assistance during the last several State fiscal years. The potential impact on the State of any future requests by localities for additional oversight or financial assistance was not included in the projections of the State's receipts and disbursements for Fiscal Year 2005-06 or thereafter.

Like the State, local governments must respond to changing political, economic and financial influences over which they have little or no control. Such changes may adversely affect the financial condition of certain local governments. It is also possible that the City, other localities or any of their respective public authorities may suffer serious financial difficulties that could jeopardize local access to the public credit markets, which may adverse affect the marketability of notes and bonds issued by localities within the State. Localities may also face unanticipated problems resulting from pending litigation, judicial decisions and long-range economic trends. Other large-scale potential problems, such as declining urban populations, increasing expenditures, and the loss of skilled manufacturing jobs, may also adversely affect localities and necessitate State assistance.

Special Considerations

Many complex political, social, and economic forces influence the State's economy and finances, which may in turn affect the State's annual financial plan. These forces may affect the State unpredictably from fiscal year to fiscal year and are influenced by governments, institutions, and events that are not subject to the State's control. The State's financial plan is also necessarily based upon forecasts of national and State economic activity. Economic forecasts have frequently failed to predict accurately the timing and magnitude of changes in the national and State economies. DOB believes that its current estimates related to the performance of the State and national economies are reasonable. However, there can be no assurance that actual results will not differ materially and adversely from the current forecast.

The State is involved in litigation challenging the use of proceeds from the conversion of Empire Blue Cross/Blue Shield to a for-profit corporation. The State has been relying on $2.2 billion in such proceeds to finance certain health care expenditures for Fiscal Year 2005-06, and in order to ensure the General Fund balance, the State has provided that no spending for those programs may occur after June 30, 2005 unless those proceeds are available. A detailed discussion of this litigation is discussed below under "Litigation."

DOB currently projects balances in its general reserves to guard against unbudgeted risks will increase slightly to $1.57 billion. The reserves include $872 million in the rainy day reserve, $680 million designated as a fiscal stability reserve and planned for use in Fiscal Years 2006-07 and 2007-08, and $21 million in the Contingency Reserve Fund for litigation. In addition, restricted fund balances, which are set aside to finance known liabilities including the payment of tax refunds, are projected to total $868 million at the end of Fiscal Year 2005-06.

State Finances

The State accounts for all budgeted receipts and disbursements that support programs and other administrative costs of running State government within the All Governmental Funds type. The All Governmental Funds, comprised of funding supported by State Funds and Federal Funds, provides the most comprehensive view of the financial operations of the State. State Funds includes the General Fund and other State-supported funds including State Special Reserve Funds, Capital Projects Funds and Debt Service Funds. The General Fund is the principal operating fund of the State and is used to account for all financial transactions except those required to be accounted for in another fund. It is the State's largest fund and receives almost all State taxes and other resources not dedicated to particular purposes.

2003-04 Enacted Budget Financial Plan

On March 31, 2003 the Legislature enacted appropriations for all State-supported, contingent contractual, and certain other debt service obligations for Fiscal Year 2003-04. On May 2, 2003, the Legislature completed action on the remaining appropriations and accompanying legislation constituting the budget for Fiscal Year 2003-04. The Governor vetoed substantial portions of the budget revisions enacted by the Legislature, but the Legislature overrode the vetoes on May 15, 2003. Accordingly, DOB issued the Enacted Budget Financial Plan on May 28, 2003 that reflected final action on the 2003-04 State Budget by the Legislature (the "2003-04 Budget").

Subsequent 2003-04 Budget Revisions. In the 2003-04 Budget, DOB projected a potential imbalance in the General Fund of approximately $912 million prior to the anticipated receipt of certain Federal Funds, which provided $1.07 billion of fiscal relief to the State and included $645 million in one-time revenue sharing payments and $422 million from a 15-month increase in Federal matching payments for Medicaid costs. An additional $170 million in savings occurred from a delay in payments to the City associated with the Local Government Assistance Corporation ("LGAC"), for a total benefit of $1.24 billion. All other revisions since the enactment of the 2003-04 Budget resulted in no significant change to the budget balance. DOB revised its mid-year financial plan based on a review of actual operating results and updated economic analysis through mid-January 2004. DOB projected the State would end Fiscal Year 2003-04 with General Fund cash resources of $345 million above previously projected levels. The projected General Fund closing balance of $1.01 billion consisted of $794 in the rainy day fund, $200 million in the community projects fund and $20 million in contingencies for litigation. The projected increase of $284 million reflected the addition of $200 million from spending delays and the $84 million in the rainy day fund. An additional deposit of $661 million was to be made to the tax refund reserve account to reflect tobacco securitization proceeds planned for use in Fiscal Year 2004-05.

General Fund. In Fiscal Year 2003-04, the General Fund accounted for 43.22% of All Governmental Funds disbursements. Legislative changes were projected to increase revenues by $1.9 billion in Fiscal Year 2003-04, $1.4 billion in Fiscal Year 2004-05, and $605 million in Fiscal Year 2005-06. The outyear values of the revenue proposals decrease primarily because of "sunset" provisions enacted for the tax increases. In addition to these changes, revenues were projected to decrease from the 2003-04 Executive Budget forecast by $462 million in Fiscal Year 2003-04, primarily due to the impact of 2002-03 actuals on the past fiscal year, and the April 2003 income tax settlement. The net revenue change since the 2003-04 Executive Budget was therefore approximately $1.4 billion. Not counted within these revenue totals were certain other revenue measures adopted by the Legislature that DOB considered to be speculative. Examples include receipts from video lottery terminals ("VLTs") at racetracks, collection of cigarette and motor fuel taxes on Indian reservations, and use tax collections.

General Fund spending was projected to increase by a net $2.3 billion in Fiscal Year 2003-04, $4.5 billion in Fiscal Year 2004-05 and $4.2 billion in Fiscal Year 2005-06. This spending increase reflected net Legislative restorations and additions in the 2003-04 Budget, including the denial of the Governor's pension reform proposals ($434 million in Fiscal Year 2004-05 and $197 million in Fiscal Year 2005-06, after deferring required Fiscal Year 2003-04 payments with interest to Fiscal Year 2005-06). It also reflected increased outyear costs resulting from the school aid database update ($184 million in Fiscal Year 2004-05 and $60 million in Fiscal Year 2005-06). In addition, the net spending changes included costs DOB projects but which the Legislature believed may not occur. Examples include a $200 million lump sum appropriation for member items which DOB valued at $200 million in costs and which the Legislature valued at $100 million; various Medicaid savings DOB believes were not fully attainable; and higher costs associated with shelter allowances for welfare recipients.

General Fund Revenue Actions. Revenue actions included with the 2003-04 Budget included: a personal income tax increase ($1.4 billion); a limited liability company filing fee increase ($26 million); income tax withholding for certain partnerships ($15 million); reduced interest for late refunds ($5 million); increasing the State sales tax rate from 4% to 4.25% ($450 million); temporarily replacing the permanent sales tax exemption on items of clothing and shoes priced under $110 with a sales tax free week in August 2003 and another in January 2004 for the same items and thresholds ($449 million); including the New York City cigarette excise tax in the sales tax base ($7 million); changing the tax structure for insurance companies ($158 million); decoupling from the Federal bonus depreciation provisions ($58 million); decoupling from Federal expensing provisions for sports utility vehicles; and reducing the time period for collecting abandoned property related to the demutualization of insurance companies ($75 million). In total, the 2003-04 Budget included over $2.4 billion in revenue actions.

As part of the 2003-04 Budget, the Legislature also enacted tobacco securitization legislation that creates a bankruptcy-remote corporation to securitize all or a portion of the State's future share of tobacco settlement payments. The corporation will issue debt backed by payments from the tobacco industry under the 1998 Tobacco Master Settlement Agreement (the "MSA") and a contingent contractual obligation on behalf of the State to pay debt service if MSA payments prove insufficient. The structure is designed to reduce overall borrowing costs to a level comparable to a typical State bond sale. The 2003-04 Budget assumed net proceeds of

$3.8 billion ($1.9 billion on an adjusted basis) from this transaction in the past fiscal year and $400 million in Fiscal Year 2004-05.

Fiscal 2003-04 Year-End Results. DOB estimated that the State ended Fiscal Year 2003-04, on March 31, 2004, with a General Fund surplus of $308 million. Total receipts, including transfers from other funds, were $42.3 billion. Disbursements, including transfers to other funds, totaled $42.1 billion. The General Fund ended the fiscal year with a balance of $1.1 billion, which included $794 million in the Tax Stabilization Reserve Fund (after an $84 million deposit at the close of Fiscal Year 2003-04), the Contingency Reserve Fund ($21 million), and the Community Projects Fund ($262 million). On an All Governmental Funds basis, receipts totaled $99.0 billion in Fiscal Year 2003-04, including $37.3 billion in Federal grants. Spending from All Governmental Funds totaled $97.3 billion. Total year-end balances were $2.9 billion, and were held principally in the General Fund and in other State funds.

General Fund results in Fiscal Year 2003-04 were $69 million better than the initial DOB estimates, after excluding the impact of Federal aid. The temporary Federal aid produced $1.2 billion in General Fund relief during Fiscal Year 2003-04, which eliminated the initial projected $912 million imbalance. Aside from the extraordinary Federal aid, the net General Fund operating variance was $69 million, although year-end results for a number of programs varied from the initial projections. In particular, even though the State economy rebounded modestly in Fiscal Year 2003-04, the persistent effects of the national recession and a weak recovery continued to put pressure on the State's social services programs to a greater extent than anticipated in the 2003-04 Budget. The actual number of people receiving Medicaid and welfare benefits during the year exceeded initial projections, driving additional costs. However, the positive impact of Federal aid, modestly higher tax receipts, and spending that came in below projections in other programs, were more than sufficient to offset the growth in social services costs.

The State ended Fiscal Year 2003-04 with a State Funds cash balance of $2.6 billion. In addition to the $1.1 billion General Fund balance, the special revenue funds had a closing balance of $1.7 billion and the debt service funds had a closing balance of $175 million, partially offset by a negative balance in the capital projects funds of $336 million. State Funds receipts totaled $62.2 billion in Fiscal Year 2003-04, a decrease of $235 million from the prior estimates. The variance was primarily the result of lower-than-expected collections from miscellaneous receipts partially offset by higher-than-expected receipts from taxes. Actual State Funds disbursements totaled $61.3 billion in Fiscal Year 2003-04, a decrease of $791 million from prior estimates. The variance was largely related to lower capital spending when projects were impacted by inclement weather and a delay in the start of the 2003 construction season.

The State ended Fiscal Year 2003-04 with an All Funds cash balance of $2.9 billion. In addition to the $2.6 billion State Funds balance, the Federal Funds had a closing balance of $321 million, which partly reflects the timing of receipts and disbursements (e.g., dedicated monies received for a specified purpose prior to disbursement). All Funds receipts for Fiscal Year 2003-04 totaled $99 billion, a decrease of $75 million from previous estimates. The variance was primarily the result of lower-than-expected collections from miscellaneous receipts partially offset by higher-than-expected receipts from taxes and Federal grants. All Funds disbursements for Fiscal Year 2003-04 totaled $97.3 billion, a decrease of $977 million from previous estimates. The decline in State Funds spending of $791 million, combined with a decline in Federal Funds spending of $186 million, account for the variance.

2004-05 Enacted Budget Financial Plan

Summary of Executive Budget. The 2004-05 Executive Budget proposed by the Governor (the "2004-05 Executive Budget") projected that a strengthening economic recovery would produce a return to above-average rates of growth in tax revenues, reflecting overall tax receipt growth of 7.8%. Reforms were proposed to hold spending in line with available resources, particularly in Medicaid and pensions. State agency operations were planned to be made more efficient, in part through the expansion of operational "hosting" by one agency of administrative functions for multiple agencies. The State workforce was expected to remain level at roughly 187,900. Revenue proposals focused on maximization of Federal resources, closing tax loopholes and ensuring that fees adequately fund the activities they support. Rainy day reserves were increased, and modest but important targeted investments were recommended in economic development, including tax cuts.

The 2004-05 Executive Budget also included funding in response to the Court of Appeals ruling requiring the State to implement reforms to ensure all children have the opportunity for a sound basic education ("SBE"). The 2004-05 Executive Budget included efforts to fund SBE costs by reserving all proceeds from VLTs and providing additional General Fund support of $100 million to New York City for this purpose. VLT proceeds from facilities now being proposed and developed were projected at $325 million in the 2004-05 school year, and growing to $2 billion annually over the next five years. The 2004-05 Executive Budget was projected to have a positive $1.4 billion impact on local governments, and lower the local property tax burden over a multi-year period. The 2004-05 Executive Budget also contained a maximum $84 million deposit to the rainy day fund, the eighth such deposit made in the last nine years.

Sources of the 2004-05 Budget Gap. Prior to the announcement of the 2004-05 Executive Budget, the State faced potential General Fund budget gaps of $5.1 billion in Fiscal Year 2004-05, $6.7 billion in Fiscal Year 2005-06, and $7.8 billion in Fiscal Year 2006-07. At the time the Executive Budget was released, underlying receipts growth in Fiscal Year 2004-05, adjusted to exclude the impact of tax law changes, was projected to increase by roughly $2.8 billion (7%) over Fiscal Year 2003-04. The underlying receipts growth projections were also offset by the loss of tobacco securitization proceeds which were used, as planned, to provide $3.8 billion of resources in Fiscal Year 2003-04 and $400 million in Fiscal Year 2004-05, resulting in a net decrease of $3.4 billion. In addition, increasing debt service costs reduced the amount of available General Fund taxes, including costs for the State Personal Income Tax Revenue Bond Program and the LGAC. Annual spending was projected to grow by $3.1 billion, driven mainly by higher costs for employee pensions (up 137%) and Medicaid.

2004-05 Gap-Closing Plan. The 2004-05 Executive Budget projected closing the $5.1 billion General Fund budget gap with a mix of spending restraint, revenue actions and transitional financing. Actions of nearly $3.9 billion and $3.5 billion in Fiscal Years 2005-06 and 2006-07, respectively, were intended to reduce the outyear gaps to more manageable levels of $2.9 billion and $4.3 billion in Fiscal Years 2005-06 and 2006-07, respectively. Recommendations to restrain spending in the General Fund totaled $2.59 billion and included a combination of program restructuring and the use of alternate funding sources, resulting in estimated savings of approximately $1.7 billion. All other spending actions totaled $595 million. Revenue proposals were expected to raise $972 million in Fiscal Year 2004-05 and included the provision of four sales tax free weeks instead of a permanent exemption on clothing and footwear ($400 million) and reimposition of an assessment on hospital and home care revenues and an increase to the existing reimbursable nursing home revenue assessment to support health care programs ($323 million). The 2004-05 Executive Budget included a total of $1.51 billion in nonrecurring actions.

Adoption of Fiscal Year 2004-05 Budget. As of the start of Fiscal Year 2004-05, the State had not adopted a final budget. On March 31, 2004, the Legislature appropriated funding for all State-supported, contingent contractual and certain other debt service obligations for the current fiscal year. On August 11, 2004, the Legislature completed action on the remaining appropriations and legislation constituting the budget for Fiscal Year 2004-05 (the "2004-05 Budget"). The Governor vetoed portions of the 2004-05 Budget, and the Legislature had until December 31, 2004 to take action in response to those vetoes. DOB estimated that the 2004-05 Budget identified $1.1 billion in new General Fund resources to fund $1.5 billion in additions and $280 million in new costs, leaving approximate gaps of $600-700 million, $6 billion and $8 billion, in Fiscal Years 2004-05, 2005-06 and 2006-07, respectively.

In the 2004-05 Budget, DOB projections included General Fund additions above the levels projected in the 2004-05 Executive Budget by $1.3 billion, $2.4 billion and $2.5 billion in Fiscal Years 2004-05, 2005-06 and 2006-07, respectively. The 2004-05 Budget also reflected several new costs incurred since the 2004-05 Executive Budget was proposed, which totaled $280 million, $650 million and $823 million for Fiscal Years 2004-05, 2005-06 and 2006-07, respectively. DOB projected that All Funds spending totaled $101.2 billion in Fiscal Year 2004-05, an increase of $3.9 billion (4%) above Fiscal Year 2003-04 results. Adjustment for certain deferrals resulted in All Fund spending increases of $5.8 billion (6.1%) over Fiscal Year 2003-04 results.

Receipts Outlook. All Governmental Funds receipts were $99 billion in Fiscal Year 2003-04, a decrease of 1.0% from budget estimates. After adjusting for the changes in the Tax Stabilization Fund reserves, receipts were $339 million, or 0.8% higher than the 2003-04 Budget. General Fund receipts were $42.33 billion in Fiscal Year 2003-04, exceeding the original 2003-04 Budget estimates by $587 million (1.4%) due to the collection of $400 million from the sale of tobacco bonds, receipt of additional Federal aid and a net increase in tax, transfer and miscellaneous other receipts.

All Governmental Funds receipts were projected to reach $100.1 billion in Fiscal Year 2004-05, an increase of $1.1 billion (1.1%) from Fiscal Year 2003-04. The net increase is due to the one-time nature of tobacco securitization and federal revenue sharing received in Fiscal Year 2003-04 offset by expected improvements in economic conditions that will increase tax receipts significantly, and by revenue actions taken with the 2003-04 budget. General Fund receipts were projected to reach $42.7 billion in Fiscal Year 2004-05, an increase of $328 million (0.8%) from Fiscal Year 2003-04. The major source of the annual change in the General Fund is the impact of the $4.2 billion in tobacco securitization proceeds and $645 million from Federal revenue sharing grants, which were received in Fiscal Year 2003-04, but did not recur in Fiscal Year 2004-05.

Personal Income Tax. Net receipts for Fiscal Year 2004-05 were projected in the 2004-05 Executive Budget to reach $27.46 billion, an increase of $3.38 billion (14.0%) from 2003-04 due largely to three factors: an increase in underlying liability growth associated with improved economic conditions; the temporary three-year tax increase enacted in 2003; and a $1.27 billion higher contribution from the Refund Reserve account. Personal income tax General Fund receipts under the 2004-05 Budget (net of the Refund Reserve transaction) were projected to increase by $2.7 billion (17.2%) from Fiscal Year 2003-04 General Fund receipts.

User Taxes and Fees. All Funds user taxes and fees net receipts for Fiscal Year 2004-05 were projected to reach $12.5 billion, an increase of $667 million (5.7%) from Fiscal Year 2003-04. The sales and use tax was projected to increase $662 million (6.8%) due largely to increases in employment, income and overall consumption, which expanded the estimated taxable base. The other user taxes and fees were projected to increase $5 million (0.2%). General Fund user taxes and fees net receipts for Fiscal Year 2004-05 were projected to reach $8.7 billion, an increase of $700 million from Fiscal Year 2003-04. The sales and use tax was projected to increase $488 million (6.8%) from Fiscal Year 2003-04. The other user taxes and fees were projected to decrease $44 million (6.2%) from Fiscal Year 2003-04, due mainly to the increased dedication of motor vehicle fee receipts to transportation funds.

Business Taxes. All Governmental Funds business tax receipts in Fiscal Year 2004-05 were expected to be $5.39 billion, or $411 million (8.3%) above Fiscal Year 2003-04. This was primarily because of the anticipated increase in insurance tax receipts associated with continued premium growth and the expectation of strengthening corporate and bank profitability. General Fund business tax receipts in Fiscal Year 2004-05 were projected to be $3.7 billion, or $301 million (8.8%) over Fiscal Year 2003-04. This was due primarily to tax law changes enacted in Fiscal Year 2003-04 relating to intangible income and the de-coupling from certain Federal tax provisions, and the expectation of strengthening corporate and bank profits.

Other Taxes. The estimate for All Funds other taxes in Fiscal Year 2004-05 was $1.22 billion, which was $11 million (0.9%) below Fiscal Year 2003-04. The decline was the result of a projected decrease in estate tax collections of $22 million partially offset by a projected increase in real estate transfer tax receipts of $11 million. The estimate for General Fund other taxes in Fiscal Year 2004-05 was $764 million, which was $4 million below Fiscal Year 2003-04.

Miscellaneous Receipts. All Governmental Funds miscellaneous receipts for Fiscal Year 2004-05 were projected to reach $16.64 billion, a decrease of $3.10 billion (15.7%) from Fiscal Year 2003-04. Miscellaneous receipts in State Funds were projected at $16.52 billion in Fiscal Year 2004-05, a decline of $3.10 billion (15.9%) from Fiscal Year 2003-04. Growth in other State funds included higher receipts in lottery for anticipated VLT proceeds ($240 million), increased provider assessments reflecting the proposed assessments on nursing home, hospital and home care revenues ($258 million), and additional financing of health care costs ($279 million). General Fund miscellaneous receipts were projected to total $2.4 billion in Fiscal Year 2004-05, a decrease of $5 billion from Fiscal Year 2003-04.

Federal Grants. All Governmental Funds Federal grants for Fiscal Year 2004-05 were projected to reach $36.27 billion, a decrease of $922 million (2.5%) from Fiscal Year 2003-04. This decrease resulted primarily from a General Fund loss of $645 million, augmented by the decrease in World Trade Center pass-through costs ($200 million). Federal grants in State Funds were projected at $12 million, a decline of $633 million (96.3%). There were no projected Federal grants in Fiscal Year 2004-05 in the General Fund, but the State's special reserve funds were expected to receive Federal grants of approximately $35 billion, a decrease of $149 million from Fiscal Year 2003-04 results.

Disbursements Outlook. DOB projected General Fund disbursements totaled $43 billion in Fiscal Year 2004-05, an increase of $974 million (2.3%) over Fiscal Year 2003-04. State Funds and All Government Funds disbursements were projected to reach $64.3 billion (a 4.8% increase over the prior fiscal year) and $101.2 billion (a 4% increase over the prior fiscal year) in Fiscal Year 2004-05.

Medicaid. Medicaid, the single most expensive program budgeted in New York State, finances health care for low-income individuals, long-term care for the elderly, and services for disabled individuals, primarily through payments to health care providers. New York's Medicaid program is financed jointly by the Federal government, the State and counties. Total Medicaid financing from all sources was projected to reach $42.7 billion in Fiscal Year 2004-05, consisting of $21.9 billion in Federal support, $13.8 billion in State funding, and $7.0 billion in local government financing. The total Medicaid caseload was projected at 3.7 million in Fiscal Year 2004-05, an increase of 5% from Fiscal Year 2003-04. Other changes included a "tobacco guarantee" payment to replace the loss of revenue from the securitization of tobacco proceeds ($118 million) and the loss of the Federal matching rate which would have result in higher General Fund costs ($390 million) and lower spending from Federal Funds ($584 million). Total recommended actions reduced General Fund costs by $170 million and Federal Funds spending by $256 million.

School Aid. School aid, the single largest program financed by the General Fund and State Funds, helps support elementary and secondary education provided to New York pupils enrolled in 680 school districts throughout the State. State funding is provided to districts based on aid formulas governed by statute and through reimbursement for various categorical programs. On a school year basis (July 1 through June 30), support for general school aid was recommended at $14.6 billion. In addition to $14.6 billion for general school aid, the 2004-05 Budget set aside all revenues from VLTs to support SBE requirements. Based upon VLT facilities in proposal and development stages, receipts were projected at $325 million in the 2004-05 school year, growing to $2 billion annually over the next five years. General Fund spending in Fiscal Year 2004-05 was projected at $12.53 billion on a State fiscal year basis.

The State Lottery Fund contribution was projected at $1.95 billion, an increase of $110 million in additional lottery revenues, including $43 million associated with proposed enhancements to the Quick Draw program. In addition, $240 million is reserved from VLT revenues ($325 million on a school year basis) to support SBE reforms. In addition to the school year totals referenced above, Federal Funds also provide $2.89 billion in education funding to school districts in Fiscal Year 2004-05.

Welfare. Welfare programs provide a wide range of benefits to poor families including cash assistance grants, child welfare services, tax credits for eligible low-income workers, and services that assist welfare recipients in securing and retaining employment. Funding is also provided for local administration of welfare programs. Total welfare spending was projected to be approximately $8.2 billion in Fiscal Year 2004-05, compared to approximately $8.1 billion in Fiscal Year 2003-04. Total welfare caseload was estimated at 653,041 in Fiscal Year 2004-05, an increase of 36,201 from Fiscal Year 2003-04. Federal assistance consists of funds provided through the Temporary Assistance for Needy Families ("TANF") block grant. Federal funding for welfare is a fixed amount provided through a TANF block grant and does not increase or decrease based on changes in caseload or State expenditures.

2004-05 General Fund increases resulting from the loss of TANF funds in Fiscal Year 2003-04 ($322 million) included the one-time delay in the transfer of TANF funds to the Child Care Block Grant and the availability of one-time unprogrammed TANF initiative funding. A $70 million decrease in Federal Funds primarily reflected reduced Federal funding available to support TANF-funded initiatives. Additional General Fund costs reflected increased funding for welfare employment and other initiatives ($63 million) and the use of one-time administration credits in Fiscal Year 2003-04 ($56 million), which were partially offset by the annualization of the reduction in local administrative reimbursement enacted in Fiscal Year 2003-04 ($45 million).

Office of Children and Family Services. The Office of Children and Family Services ("OCFS") provides child welfare services including foster care, adoption, child protective services and childcare. Total State spending for Fiscal Year 2004-05 was estimated to be approximately $5.7 billion with an additional $1.7 billion in Federal aid. A projected net decrease in Fiscal Year 2004-05 All Funds spending was attributable primarily to a reduction of the Federal TANF for Child Care and Title XX program support ($150 million), partially offset by growth in State child welfare costs for preventive services, child protective services, and adoption subsidies supported by the General Fund ($48 million) and other State support ($14 million). In the General Fund, the impact of the reduced TANF to Title XX transfer produces increased child welfare spending by $58 million.

Mental Hygiene. Fiscal 2004-05 disbursements were forecasted to be approximately $10.4 billion, with an additional $2.5 billion in Federal funds. The State mental health agencies collectively provide a wide array of services to special needs populations. Services are administered to individuals with mental illnesses, developmental disabilities and/or chemical dependencies through institutional and community-based settings. Many of these services are partially financed with State and Federal Medicaid dollars. Estimated annual General Fund growth of $299 million was attributable primarily to increased State Operations costs including payment of an "extra" institutional facilities payroll ($95 million), local services and program enhancements and a reduction in available patient care revenues, primarily as a result of nonrecurring debt management actions ($69 million) and the expiration of the temporary 15-month increase in the Federal Medicaid matching rate ($40 million) used to support State Operations costs in the General Fund.

Higher Education. Fiscal Year 2004-05 disbursements were forecasted to be approximately $15.6 billion, with an additional $128 million in Federal funds and approximately

$3.7 billion from other State sources. Higher education includes operational and administrative costs for the State University of New York ("SUNY") and City University of New York ("CUNY") and the Higher Education Services Corporation, which is responsible for administering grant awards to income eligible students. General Fund costs increased by $104 million in Fiscal Year 2004-05 as a result of legislative actions in the 2003-04 Budget that deferred grant award costs into 2004-05. The 2004-05 Budget also provided funding for higher costs at SUNY and CUNY for salaries and fringe benefits, community college enrollment growth, inflationary increases and growth in the number of grant recipients.

Debt Service. Fiscal Year 2004-05 disbursements were forecasted to be approximately $9.7 billion, with an additional $2.1 billion from other State sources. This spending was projected to be $472 million (17.2%) more than the Fiscal Year 2003-04 disbursements. Debt Service Funds are the conduits through which the State pays debt service on all State supported bonds, including general obligation bonds for which the State is constitutionally obligated to pay debt service and bonds issued by State public authorities for which the State is contractually obligated to pay debt service subject to an appropriation. Debt service is paid by transfers from the General Fund, dedicated taxes and fees, and other resources such as patient income revenues.

The growth in the General Fund disbursements was the result of increases in net debt service payments to support capital projects for Corrections ($86 million), SUNY Educational Facilities ($71 million), CUNY ($68 million), the MTA ($41 million) and the Housing Finance Authority ($26 million), offset by modest reductions in other programs. The increase in net debt service costs related to other State-supported funds was also attributable to SUNY dormitory facilities ($32 million), Mental Hygiene facilities ($93 million), transportation ($70 million), economic development ($58 million) and educational capital programs ($38 million).

General State Charges. General State Charges ("GSCs") account for the costs of fringe benefits to State employees and retirees of the Executive, Legislative and Judicial branches, as well as for taxes on public lands and litigation. The General Fund supports approximately 85% of GSCs spending. Fringe benefit payments, many of which are mandated by statute or collective bargaining agreements, include employer contributions for pensions, social security, health insurance, workers' compensation and unemployment insurance. Fiscal Year 2004-05 spending was forecasted to be approximately $12 billion. Baseline projections from the State Comptroller showed an employer pension contribution rate of 12.3% of payroll that produced an annual State pension cost increase of $664 million (136.8%). The 2004-05 Budget contained a series of pension reforms to moderate these costs and produce a total employer pension contribution of $669 million, an annual increase of $184 million (37.9%). Providing health insurance to State employees and retirees is projected to total $2.05 billion in Fiscal Year 2004-05, an increase of $255 million.

Other Expenses. In addition to the programs described above, the Executive Budget included funding for Economic Development, Parks, the Environment, Public Health, Education, Public Protection, General Government, the Judiciary, and various other programs.

All other State Funds spending was projected to increase $685 million over Fiscal Year 2003-04. Growth in other State-supported spending included economic development capital projects ($320 million), capital projects related to the E-911 program ($100 million), increased taxpayer participation and tax levy growth in STAR ($163 million), spending from the Indigent Legal Services Fund ($31 million), and inflationary increases and higher enrollment in the Elderly Pharmaceutical Insurance Coverage (EPIC) program ($73 million).

All Governmental Funds spending for these programs was projected to increase by $1.10 billion from Fiscal Year 2003-04. This increase includes State Funds spending growth of $685 million and higher Federal spending of $416 million for, among other things, transportation-related capital projects ($172 million), implementation of the Help America Vote Act of 2002 ($142 million), and reimbursement for World Trade Center costs ($200 million).

2004-05 Budget Update. DOB projected that the State would end Fiscal Year 2004-05 with a surplus of $170 million in the General Fund, which is primarily the result of the recent positive revenue intake driving the underlying revenue growth forecasted to be approximately 10.2%. General Fund receipts, including fund transfers, were projected at $43.5 billion. Revenues were revised upwards based on collections to date and the strength of key economic indicators. General Fund spending was expected to total approximately $43.4 billion in Fiscal Year 2004-05. State Funds spending was projected to total $64.1 billion in Fiscal Year 2004-05, a decrease of $136 million from the mid-year revised estimates. All Funds spending for Fiscal Year 2004-05 was projected to total $101.6 billion, an increase of $316 million from mid-year estimates.

As of December 31, 2004, General Fund receipts totaled $31.6 billion, a decrease of $48 million from the same period in 2003. This decrease is comprised of the loss of nonrecurring resources related to tobacco securitization proceeds ($3.2 billion) and Federal grants ($645 million) offset by sales and personal income tax increases. As of December 31, 2004, General Fund disbursements were $30.1 billion, an increase of $690 million from the same period in 2003. After adjusting for the deferral of $1.9 billion in securitization payments scheduled in Fiscal Year 2002-03, but made in Fiscal Year 2003-04, total disbursements increased $2.6 billion. This increase is primarily attributable to higher Medicaid costs ($711 million), pension and health insurance costs ($420 million), debt service ($265 million), State operations ($137 million), school aid ($158 million) and welfare ($127 million). The closing balance in the General Fund on December 31, 2004 was $2.5 billion, a decrease of $476 million from the previous fiscal year. This decrease is primarily due to lower receipts ($48 million) and higher disbursements ($690 million), offset by an increase in the opening fund balance of $262 million.

2005-06 Enacted Budget Financial Plan

2005-06 Executive Budget. The proposed 2005-06 Executive Budget (the "2005-06 Executive Budget") recommended closing the $4.2 billion budget gap primarily through permanent spending restraint, supplemented with limited levels of revenue enhancements and nonrecurring resources. DOB projected that the 2005-06 Executive Budget recommendations would produce net recurring savings of roughly $3 billion annually, reducing the Fiscal Year 2006-07 and 2007-08 budget gaps to approximately $2.7 billion. The most significant recommendations include: (i) $2.8 billion in net initiatives to restrain spending; (ii) $533 million in net revenue actions; and (iii) $856 million in nonrecurring actions.

The 2005-06 Executive Budget proposed holding annual spending growth in the General Fund and in the other funds to below the rate of inflation. In response to certain litigation involving the City schools, the 2005-06 Executive Budget recommended a $526 million school aid increase, with funding for SBE grants to grow to over $2 billion annually in the next five years. The 2005-06 Executive Budget also contains certain initiatives to assist localities reduce local property taxes, including capping annual growth in Medicaid costs, accelerating State takeover of Family Health Plus costs from local governments and increasing municipal aid to over $650 million. DOB projected that the State will end Fiscal Year 2005-06 in balance on a cash basis in the General Fund if the recommendations in the 2005-06 Executive Budget were enacted in their entirety.

General Fund spending is projected to total $45.1 billion in Fiscal Year 2005-06, an increase of $1.2 billion (2.6%) over the adjusted current year forecast. State Funds spending is projected to increase by $3.5 billion (5.4%) and total $69.1 billion in Fiscal Year 2005-06. All Funds spending, the broadest measure of State spending, is projected to total $105.5 billion in Fiscal Year 2005-06, an increase of $2.5 billion (2.4%).

Sources of the 2005-06 Budget Gap. DOB projects General Fund budget gaps of $4.2 billion, $5 billion and $6 billion in Fiscal Years 2005-06, 2006-07 and 2007-08, respectively, prior to projected savings from the 2005-06 Executive Budget. The Fiscal Year 2005-06 gap results from anticipated spending increases to support current service levels and the loss of nonrecurring resources used to balance the budget for the prior fiscal year. Based on revised DOB forecasts that predict sustained State economic growth in 2005, revenues are expected to grow by $3.1 billion in Fiscal Year 2005-06 (6.5%), following projected growth of 10.2% in the prior fiscal year. However, this growth is nearly completely absorbed by the loss of the nonrecurring revenues, a phase out of the personal income tax surcharge and the ¼¢ sales tax increase, and other one-time revenues.

2005-06 Gap-Closing Plan. The 2005-06 Financial Plan is balanced on a cash basis in the General Fund, resulting in the projected $4.2 billion budget gap. Recommendations to restrain General Fund spending total $3.1 billion, and include a combination of cost containment, program restructuring and the use of alternative funding sources. Key areas of focus include containing Medicaid and mental hygiene costs, reducing the rate of growth in debt service through the use of swaps and variable rate debt instruments, reductions in State operations costs through agency harmonization and consolidation, restructuring social services to maximize Federal aid, and other spending actions.

General Fund revenue enhancements are expected to raise $779 million in Fiscal Year 2005-06. Significant proposals include the authorization of sales tax-free weeks (purchases under $250), eliminating double benefits for certain individual and corporate taxpayers and increases in other taxes, including excise taxes. One-time actions, totaling $856 million, include discretionary funding revisions to reduce annual pension costs to the State and using the current year's budget surplus. Spending initiatives in the General Fund total approximately $300 million and focus primarily on Medicaid and other State physical and mental health programs and local assistance.

Receipts Outlook. All Funds receipts are projected to total $105.5 billion, an increase of $4.4 billion (4.3%) over Fiscal Year 2004-05 projections. These receipts are comprised of tax receipts ($50.7 billion), Federal grants ($36.6 billion) and miscellaneous receipts ($18.3 billion). All Funds tax receipts are projected to be almost $51 billion in Fiscal Year 2005-06, an increase of $2.6 billion (5.4%) over the prior fiscal year.

Personal Income Tax. Net receipts for Fiscal Year 2005-06 are projected to reach $29.6 billion, an increase of $1.5 billion (5.3%) from Fiscal Year 2004-05 due largely to an increase in underlying liability growth associated with improved economic conditions and the temporary three-year tax increase enacted in 2003. Personal income tax General Fund receipts (net of the Refund Reserve transaction) are projected to increase by $1.3 billion from Fiscal Year 2004-05 General Fund receipts, totaling approximately $19.7 billion.

User Taxes and Fees. All Funds user taxes and fees net receipts for Fiscal Year 2005-06 are projected to reach $13.6 billion, an increase of $636 million (4.9%) from Fiscal Year 2004-05. The sales and use tax is projected to reach $11 billion, due largely to increases in employment, income and overall consumption. The other user taxes and fees are projected to increase $609 million (3.06%). General Fund user taxes and fees receipts for Fiscal Year 2005-06 are projected to reach $8.6 billion, a decrease of $130 million (1.5%) from the prior fiscal year, and the sales and use tax is projected to decrease by $146 million (1.8%). The other user taxes and fees are projected to increase $16 million (2.4%).

Business Taxes. All Funds business tax receipts in Fiscal Year 2005-06 are expected to be $5.9 billion, or $413 million (7.5%) above Fiscal Year 2004-05. This is due primarily to strong growth in corporate and bank tax collections. General Fund business tax receipts are projected to be $4.1 billion, or $302 million (8%) over Fiscal Year 2004-05.

Other Taxes. All Funds other taxes in Fiscal Year 2005-06 are expected to be $1.5 billion, which is $52 million (3.6%) above Fiscal Year 2004-05 estimates. The increase is a result of a projected increase in real estate transfer tax receipts of $52 million. The estimate for General Fund other taxes is $778 million, which is $48 million (6.6%) above the prior fiscal year.

Miscellaneous Receipts. General Fund miscellaneous receipts for Fiscal Year 2005-06 are projected to total $2.5 billion, an increase of $158 million (6.9%) from Fiscal Year 2004-05. Miscellaneous receipts in State Funds are projected at $18.2 billion, an increase of $2.7 billion (17.4%) from the current year.

Federal Grants. Federal grants for Fiscal Year 2005-06 are projected to total $36.6 billion, a decrease of $860 million from Fiscal Year 2004-05. Major program areas projected to decline significantly from current year levels include World Trade Center ($1.6 billion), Children and Families ($195 million) and Medicaid ($145 million). These declines are partially offset by growth in welfare ($374 million), school aid ($210 million), homeland security ($96 million) and transportation and environmental protection ($50 million).

Disbursements Outlook. General Fund spending is projected to total $45.1 billion in Fiscal Year 2005-06, an increase of $1.2 billion (2.6%) over the current forecasts for Fiscal Year

2004-05. State Funds spending is projected to increase by $3.5 billion (5.4%) to total approximately $69.1 billion. All Funds spending is projected to total $105.5 billion, an increase of $2.5 billion (2.4%) over the current fiscal year.

Medicaid. The 2005-06 Executive Budget recommends capping Medicaid costs at current spending levels, with adjustments for inflation, which would result in State payment for local costs above the cap of $121 million in Fiscal Year 2005-06, but growing to $1.3 billion over the next three years. The 2005-06 Executive Budget proposes General Fund spending for Medicaid of $7.3 billion, with All Funds spending of approximately $30 billion.

School Aid. On a school year basis (July 1 through June 30), support for general school aid is recommended at $15.9 billion, an increase of $526 million (3.4%) over the current school year. This increase is comprised of $201 million in traditional school aid and $345 million in new SBE funding from VLT revenues. All Funds spending for school aid in Fiscal Year 2005-06 is estimated to be $18.3 billion, an increase of $668 million over the prior fiscal year. The increase includes $212 million for the balance of the prior school year increase, $369 million to cover costs associated with the new recommendations under the 2005-06 Executive Budget and $210 million in Federal funds, partially offset by a loss in capital funds spending of $123 million.

Welfare. All Funds spending for welfare is projected to total $3.7 billion in Fiscal Year 2005-06, consisting of $1.4 billion from the General Fund and $2.3 billion in Federal support. Welfare caseload is projected to total approximately 655,900 recipients in Fiscal Year 2005-06, an increase of 14,200 over current fiscal year estimates.

Office of Children and Family Services. Total State spending for OCFS is expected to total $3.1 billion in Fiscal Year 2005-06, consisting of $1.5 billion in General Fund spending, $29 million from other State sources and $1.6 billion in Federal spending. Spending supports child welfare ($1.8 billion), child care ($727 million) and juvenile justice services ($272 million).

Mental Hygiene. All Funds spending is expected to total $5.6 billion in Fiscal Year 2005-06, with $2.5 billion in General Fund spending, $451 million from other State sources and $2.7 billion in Federal funding. The State share of Medicaid spending budgeted for mental health agencies is projected to total $1.4 billion.

Higher Education. All Funds spending is expected to total $7.3 billion in Fiscal Year 2005-06, and be comprised of $3 billion in General Fund spending, $4.1 billion in other State support and $193 million in Federal funding.

Debt Service. All Funds spending on debt service is projected to total $3.9 billion in Fiscal Year 2005-06, of which $1.7 billion is paid from General Fund spending and $2.2 billion in other State funding. Spending reflects debt service due on revenue credits supported by dedicated taxes and other fees.

General State Charges. All Funds spending on GSCs is expected to total $4.7 billion in Fiscal Year 2005-06, and be comprised of $3.9 billion in General Fund spending, $558 million from other State sources and $226 million from Federal funds. Major components of All Funds spending include health insurance ($2.2 billion), pensions ($935 million) and social security ($804 million).

Enacted Fiscal 2005-06 Budget. The Legislature completed action on the 2005-06 Executive Budget on March 31, 2005, and the State's official budget was enacted by April 12, 2005 (the "2005-06 Budget"). In the 2005-06 Budget Financial Plan, DOB projected a balanced General Fund Financial Plan for Fiscal Year 2005-06, and potential operating gaps in the range of $3.2 billion in Fiscal Year 2006-07 and $4.1 billion in Fiscal Year 2007-08. DOB currently is projecting slightly improved operations for Fiscal Year 2005-06, with gaps declining to $2.9 billion and $3.9 billion in Fiscal Years 2006-07 and 2007-08, respectively.

General Fund spending, including all transfers, is projected to total $46.4 billion, an increase of $242 million over the 2005-06 Budget estimate. State Funds spending, which includes spending financed from other State revenue sources as well as the General Fund, is projected at $70.5 billion, an increase of $179 million since the 2005-06 Budget was enacted. All Funds spending, which includes Federal grants, is estimated to total $106.7 billion in Fiscal Year 2005-06, up $148 million from the 2005-06 Budget forecast. The 2005-06 Budget includes a fiscal stability reserve of $601 million. The State's general reserves are projected to total $1.5 billion in Fiscal Year 2005-06, which is equivalent to roughly 3.2% of General Fund spending.

The General Fund ended the first quarter of Fiscal Year 2005-06 with a balance of $4 billion, $356 million below the 2005-06 Budget estimate. A combination of $148 million in lower receipts and $338 million in higher spending in comparison to the 2005-06 Budget forecast produced the lower balance. DOB believes these variances are due to timing-related factors, and that underlying trends indicate the State will end Fiscal Year 2005-06 with slightly improved results compared to the 2005-06 Budget.

In summary, the 2005-06 Budget authorized approximately $1.8 billion of the $2.8 billion in spending restraints contained in the 2005-06 Executive Budget, including: (i) roughly one-half of the $1.1 billion in proposed Medicaid cost containment and all $800 million in related savings; (ii) debt management initiatives to reduce servicing costs by $150 million; and (iii) mental hygiene savings of $250 million. Revenue actions net of tax cuts total $605 million, which is $72 million about the cuts in the 2005-06 Executive Budget. Finally, $889 million in one-time actions are authorized in the 2005-06 Budget, an increase of $33 million above the 2005-06 Executive Budget.

Disbursement Outlook. DOB projects General Fund disbursements will total $46.45 billion in Fiscal Year 2005-06. State Funds and All Funds disbursements are projected to reach $70.45 billion and $106.65 billion, respectively, in Fiscal Year 2005-06. The largest All Funds spending increases from the 2005-06 Budget projections are for Medicaid ($186 million increase), State Police ($109 million increase), and Mental Hygiene ($10 million increase). Through June 2005, General Fund disbursements, including transfers to other funds, totaled $11.8 billion, approximately $388 million higher than the 2005-06 Budget projection. Higher spending for Local Assistance ($281 million), State Operations ($63 million), and General State Charges ($95 million) was partially offset by lower debt service spending ($79 million).

Revenue Outlook. General Fund receipts, including transfers from other funds, are now projected to total $46.3 billion in Fiscal Year 2005-06, an increase of $321 million from the 2005-06 Budget estimate. The upward revision is primarily due to increases in personal income tax collections. Downward revisions to the estimates for sales and the corporation and utilities taxes, based on collections to date, partially offset the income tax increase. All Funds tax receipts are projected to total nearly $52 billion in the current year, an increase of $194 million from 2005-06 Budget estimates.

DOB believes the revisions to the receipts forecast are conservative given positive results to date and, as a result, the potential exists for future positive changes to the revenue forecast. However, much of the increase in collections through June 2005 was in taxes that historically have been highly volatile, especially the real estate transfer tax, estate tax, the corporate franchise tax and bank tax.

Through June 2005, General Fund receipts, including transfers from other funds, totaled $13.2 billion, which was $148 below the Enacted Budget forecast. This variance is primarily attributable to a somewhat weaker than expected personal income tax settlement for 2004 liabilities ($258 million), partially offset by higher receipts from business taxes ($60 million) and real estate transfer taxes ($35 million).

General Fund Outyear Projections

At the beginning of Fiscal Year 2005-06, the State faced potential General Fund budget gaps of $5.8 billion and $5.6 billion in Fiscal Years 2006-07 and 2007-08, respectively. The recurring savings proposed in the 2005-06 Executive Budget reduced the gaps to $2.5 billion for both years, but increased under the 2005-06 Budget and are now estimated at $3.2 billion and $4.1 billion in Fiscal Years 2006-07 and 2007-08, respectively. The projected gaps are primarily the result of anticipated spending increases that exceed the growth in revenue collections, as well as the loss of nonrecurring resources used to help balance the budget.

Outyear Receipts. Receipts in Fiscal Year 2006-07 are projected to increase $1.5 billion from the current fiscal year. Underlying revenue growth of $3.1 billion (6.1%) in Fiscal Year 2006-07 is offset by the loss of several one-time revenues ($531 million), the phase-out of the personal income tax surcharge and a one-quarter percent increase in sales tax ($1 billion), lower transfers from other funds due to increasing debt servicing costs ($180 million), and higher transfers to finance the STAR program ($188 million).

Outyear Disbursements. Spending is projected to increase by $4.7 billion in Fiscal Year 2006-07. Medicaid growth of $2.7 billion in Fiscal Year 2006-07 is primarily attributable to the increasing cost of providing health care services, as well as the rising number of recipients. In addition, the growth related to the State takeover of local healthcare provider costs are estimated to rise by $235 million, and the loss of certain proceeds after this fiscal year, are no longer available in Fiscal Year 2006-07. School aid spending is projected to grow by $461 million in Fiscal Year 2006-07, assuming growth in expense-based programs and other selected aid categories. State operations spending is projected to increase by $592 million in Fiscal Year 2006-07 with general State charges expected to increase by an additional $375 million, primarily due to higher pension and health insurance costs for State employees.

State Indebtedness

General. Financing activities of the State include general obligation debt and State-guaranteed debt, to which the full faith and credit of the State has been pledged, as well as lease-purchase and contractual-obligation financing, moral obligation and other financing through public authorities and municipalities, where the State's legal obligation to make payments to those public authorities and municipalities for their debt service is subject to annual appropriation by the Legislature. The State has never defaulted on any of its general obligation indebtedness or its obligations under lease-purchase or contractual-obligation financing arrangements and has never been called upon to make any direct payments pursuant to its guarantees.

Limitations on State-Supported Debt.

Debt Reform Act of 2000. The Debt Reform Act of 2000 (the "Act") is intended to improve the State's borrowing practices, and it applies to all new State-supported debt issued on and after April 1, 2000. It also imposes phased-in caps on new debt outstanding and new debt service costs. The Act also limited the use of debt to capital projects and established a maximum term of 30 years on such debt. The cap on new State-supported debt outstanding began at 0.75% of personal income in 2000-01, and will gradually increase until it is fully phased-in at 4.0% in 2010-11. Similarly, the cap on covered debt service costs began at 0.75% of total State funds receipts in 2000-01, and will gradually increase to 5.0% in 2013-14.

As of the most recent calculations in October 2004, the State reported that it was in compliance with both debt caps, with debt issued after March 31, 2000 and then outstanding at 1.55% of personal income and debt service on such debt at 0.84% of total State receipts, compared to the caps of 1.98% each. DOB expects that debt outstanding and debt service costs for Fiscal Year 2004-05 and the entire forecast period through Fiscal Year 2009-10 will also be within the statutory caps.

Variable Rate Obligations and Related Agreements. State statutory law authorizes issuers of State-supported debt to issue a limited amount of variable rate obligations and, subject to various statutory restrictions, enter into a limited amount of interest rate exchange agreements. State law limits the use of debt instruments which result in a variable rate exposure to no more than 15% of total outstanding State-supported debt, and limits the use of interest rate exchange agreements to a total notional amount of no more than 15% of total State-supported outstanding debt. As of March 31, 2005, State-supported debt in the amount of $40.7 billion was outstanding, resulting in a variable rate exposure cap and interest rate exchange agreement cap of approximately $6.1 billion. As of March 31, 2005, both amounts are less than the statutorily cap of 15%. DOB expects that the amount of interest rate exchange agreements and net variable rate obligations will remain within the statutorily imposed limits.

As of March 31, 2005, the State had approximately $2.1 billion of outstanding variable rate instruments, or 5.1% of total debt outstanding, that are subject to the net variable rate exposure cap. That amount includes $1.9 billion of unhedged variable rate obligations and $157 million of synthetic variable rate obligations. In addition to these variable rate obligations, as of

March 31, 2005, about $2.4 billion in State-supported convertible rate bonds are currently outstanding.

State-Supported Debt. The State's debt affordability measures through the first quarter of the 2005-06 Fiscal Year compare favorably to the forecasts contained in the State's Capital Program and Financing Plan. Issuances of State-supported debt obligations have been generally consistent with the expected sale schedule for the current year, with marginal revisions reflecting certain economic development bonding that occurred earlier in the year than originally anticipated.

General Obligation Bond Programs. General obligation debt is currently authorized by the State for transportation, environment and housing purposes. The amount of general obligation bonds issued in Fiscal Year 2003-04 (excluding refunding bonds) was $177 million. Transportation-related bonds are issued for State highway and bridge improvements, aviation, highway and mass transportation projects and purposes, and rapid transport, rail, canal, port and waterway programs and projects. Environmental bonds are issued to fund environmentally sensitive land acquisitions, air and water quality improvements, municipal non-hazardous waste landfill closures and hazardous waste site cleanup projects. As of March 31, 2005, the total amount of general obligation debt authorized was $14.535 billion, of which approximately $3.7 billion was outstanding.

The 2005-06 Budget authorized $2.9 billion in transportation bonds to be submitted to the voters in November 2005. Proceeds from the bonds, if approved by voters, will be divided equally between the DOT and the MTA capital programs and will be used to partially finance the new DOT and MTA five-year capital plans of $17.9 billion for each plan. Approximately $279 million in transportation bonds, if approved, are planned to be issued in Fiscal Year 2005-06.

Lease-Purchase and Contractual-Obligation Financing Programs. Lease-purchase and contractual-obligation financing arrangements with public authorities and municipalities has been used primarily by the State to finance the State's bridge and highway programs, SUNY and CUNY buildings, health and mental hygiene facilities, prison construction and rehabilitation and various other State capital projects. As of March 31, 2004, the State had authorized over $50 billion in total financing arrangements, of which approximately $40.3 billion was outstanding.

Debt Servicing. The Debt Reduction Reserve Fund (the "DRRF") was created in 1998 to set aside resources that could be used to reduce State-supported indebtedness either through the use of the DRRF as a pay-as-you-go financing source, reduce debt service costs or defease outstanding debt. In 1998-99, $50 million was initially deposited in the DRRF. Additional deposits to the DRRF included $250 million in 1999-2000, $500 million in 2000-01, $250 million in 2001-02 and $53 million in Fiscal Year 2003-04. The State does not expect to make additional deposits to the DRRF in the current fiscal year.

Litigation

General. The legal proceedings listed below involve State finances and programs and miscellaneous civil rights, real property, contract and other tort claims in which the State is a defendant and the potential monetary claims against the State are deemed to be material, generally in excess of $100 million. These proceedings could adversely affect the State's finances in the current fiscal year or thereafter.

Adverse developments in the proceedings could affect the ability of the State to maintain a balanced budget. The State believes that any budget will include sufficient reserves to offset the costs associated with the payment of judgments that may be required during the current fiscal year. There can be no assurance, however, that adverse decisions in legal proceedings against the State would not exceed the amount of all potential budget resources available for the payment of judgments.

State Finance Policies. In *Consumers Union of U.S., Inc. v. State*, plaintiffs challenge the constitutionality of State law which relate to the authorization of the conversion of Empire Health Choice, d/b/a Empire Blue Cross and Blue Shield, from a not-for-profit corporation to a for-profit corporation. The State and private defendants have separately moved to dismiss the complaint. By decision dated November 26, 2002, the trial court granted the defendants' motions to dismiss. In its decision, the court also granted plaintiffs leave to amend their complaint to assert a new cause of action and deferred decision on plaintiffs' motion for a preliminary injunction. The plaintiffs and defendants have appealed from that decision. Plaintiffs served an amended complaint on April 1, 2003, which the defendants moved to have dismissed. In May 2004, the Appellate Division denied the defendants' motion, and the defendants have appealed to the Court of Appeals. The plaintiffs also have leave to appeal the dismissal of their original complaint. By decision dated June 20, 2005, the Court of Appeals dismissed all of plaintiffs' claims. As a result, the State Comptroller has transferred the escrowed Empire conversion proceeds ($754 million) received to date to the HCRA Resource Fund. HCRA expects another $1.1 billion in conversion proceeds during the current fiscal year.

Gaming. In *Dalton, et al. v. Pataki, et al.* and *Karr, et al. v. Pataki, et al.*, plaintiffs seek a judgment declaring as unconstitutional, under provisions of both the State and Federal constitutions, certain provisions of State law that authorize (1) the Governor to enter into tribal-State compacts for the operation by Indian tribes of gambling casinos in certain areas of the State, (2) the Division of the Lottery (the "DOL") to license the operation of VLTs at certain race tracks in the State, and (3) the DOL to enter into a joint, multi-jurisdictional and out-of-state lottery. Plaintiffs also seek to enjoin defendants from taking any action to implement the challenged statutory provisions. On July 7, 2004, the Appellate Division upheld the constitutionality of all State actions, except the VLT licensing. All parties appealed the order, and on May 3, 2005, the State Court of Appeals modified the appellate court's order and declared the entirety of the law constitutional. On July 6, 2005, the Court of Appeals denied the plaintiffs' motions for reargument in both cases.

Real Property Claims. In March 1985, in *Oneida Indian Nation of New York, et al. v. County of Oneida*, the Supreme Court affirmed a judgment holding that the Oneida Indians had a common-law right of action against Madison and Oneida counties for wrongful possession of 872 acres of land illegally sold to the State in 1795. The Supreme Court also held that a third-party claim by the counties against the State for indemnification was not properly before the Federal courts. The case was remanded for an assessment of damages, which action is still pending. The counties may still seek indemnification in the State courts.

In 1998, the U.S. intervened in the case, and in December 1998 both the U.S. and the tribal plaintiffs moved for leave to amend their complaints to assert claims for 250,000 acres, including both monetary damages and ejectment, to add the State as a defendant and to seek class certification for all individuals who currently purport to hold title within the disputed land area. On September 25, 2002, the court granted the motions to amend the complaints to add the State as a defendant and to assert monetary damages, but denied the motions to seek class certification and the remedy of ejectment. On March 29, 2002, the court granted, in part, plaintiffs' motion to strike the State's defenses and counterclaims as to liability, but such defenses may still be asserted with respect to monetary damages. The court also denied the State's motion to dismiss for failure to join indispensable parties.

On December 7, 2004, the State and certain Indian tribes entered into settlement agreements requiring the enactment of State and Federal legislation by September 1, 2005, or as otherwise extended by the parties. The agreements extinguish all Oneida and other Indian claims at issue in the *Oneida* litigation. Although the agreements provide for monetary payment, transfers of lands and other consideration to non-signatory tribal plaintiffs, the agreements have not yet been signed by the relevant parties. On April 15, 2005, the Governor withdrew legislation previously proposed to approve this and other Indian land claims and settlement agreements.

Other Indian land claims include *Cayuga Indian Nation of New York v. Cuomo, et al.* and *Canadian St. Regis Band of Mohawk Indians, et al., v. State of New York, et al.,* both in the United States District Court for the Northern District of New York, *Seneca Nation of Indians, et al v. State of New York, et al.,* in the United States District Court for the Western District of New York and *Onondaga Nation v. State of New York, et al.*

In the *Cayuga Indian Nation of New York* case, plaintiffs see monetary damages for their claim that approximately 64,000 acres in Seneca and Cayuga Counties were illegally purchased by the State in 1795. Prior to trial, the court held that plaintiffs were not entitled to seek the remedy of ejectment. In October 1999, the District Court granted the federal government's motion to have the State held liable for any damages owed to the plaintiffs. In February 2000, at the conclusion of the damages phase of the trial of this case, a jury verdict of $35 million in damages plus $1.9 million representing the fair rental value of the tract at issue was rendered against the defendants. By decision and judgment dated October 2, 2001, the District Court also granted plaintiffs $211 million in prejudgment interest. The State has appealed from the judgment to the United States Court of Appeals. On October 1, 2004, the State filed an action in Federal district court seeking contribution from the Federal government towards the $248 million in judgment and post-judgment interest. On June 28, 2005, the Second Circuit held that plaintiffs' possessory land claim was barred, reversed the judgment of the District Court and entered judgment for the State.

Settlements were signed by the Governor with the Seneca-Cayuga Tribe of Oklahoma on November 12, 2004, and with the Cayuga Tribe of New York on November 17, 2004, which in part require enactment of certain State and Federal legislation by September 1, 2005, unless the parties agree to an extension of time. The agreements provide for differential payments to be made to the Indian tribes, based upon the outcome of the appeal now pending in the Second Circuit. On April 15, 2005, the Governor withdrew the proposed State legislation.

In the *Canadian St. Regis Bank of Mohawk Indians* case, plaintiffs seek ejectment and monetary damages with respect to their claim that approximately 15,000 acres in Franklin and St. Lawrence counties were illegally transferred from their predecessors-in-interest. On July 28, 2003, the court granted, in most respects, the plaintiffs' motion to strike defenses and dismiss counterclaims. On October 20, 2003, the court denied the State's motion for a reconsideration of the July 28th decision regarding the State's counterclaims for contribution. On November 29, 2004, the plaintiff tribes, with one exception, approved a settlement with the State. The excepting tribe subsequently approved the proposed settlement. On April 15, 2005, the Governor withdrew the proposed State legislation, but has indicated that he will submit a new bill that would implement the terms of the Haudenosaunee-Mohawk settlement agreement.

In the *Seneca Nation of Indians* case, plaintiffs seek monetary damages and ejectment with regard to their ownership claim of certain islands in the Niagara River and the New York State Thruway right of way where it crosses the Cattaraugus reservation in Erie and Chatauqua counties. On November 17, 1999, the court granted the State's motion to dismiss the portion of the action relating to the right of way and denied the State's motion to dismiss the Federal government's damage claims. On June 21, 2002, the court granted summary judgment on the remaining portion of the action related to the Niagara River, and judgment was entered dismissing all aspects of the action. Plaintiffs appealed the judgment, which was affirmed by the Second Circuit Court on September 9, 2004. Plaintiffs have petitioned for a rehearing *en banc*. On July 8, 2005, the Second Circuit denied the United States' motion for rehearing *en banc*.

In *Onondaga Nation v. State of New York, et al.*, plaintiff seeks a judgment declaring that certain lands within the State are the property of the Onodaga Nation and the Haudenosaunee, and that conveyances of that land pursuant to treaties during the period from 1788-1822 are null and void.

School Aid. In *Campaign for Fiscal Equity, Inc. et al. v. State, et al.,* plaintiffs challenge the State's method of providing funding for New York City public schools. Plaintiffs seek a declaratory judgment that the State's public school financing system violates the State Constitution and the Federal Civil Rights Act of 1964 and injunctive relief that would require the State to satisfy State Constitutional standards. This action was commenced in 1993. In 1995, the Court of Appeals affirmed the dismissal of claims under the equal protection clauses of the federal and State Constitutions and the federal Civil Rights Act. It reversed dismissal of the claims under the State Constitution and implementing regulations of The Civil Rights Act, and remanded these claims for trial.

By decision dated January 9, 2001, following trial, the trial court held that the State's education funding mechanism does not provide New York City students with a "sound basic education" as required by the State Constitution, and that it has a disparate impact on plaintiffs in violation of regulations enacted by the U.S. Department of Education pursuant to the Civil Rights Act. The court ordered that defendants put in place reforms of school financing and governance designed to redress those constitutional and regulatory violations, but did not specify the manner in which defendants were to implement these reforms. The State appealed, and the trial court's decision was stayed pending resolution of the appeal. By decision and order entered June 25, 2002, the Appellate Division, First Department, reversed the January 9, 2001 decision and dismissed the claim in its entirety. On July 22, 2002, the plaintiffs filed a notice of appeal to the decision and order to the Court of Appeals.

On June 26, 2003, the Court of Appeals reversed that portion of the June 25th decision of the appeals court relating to the constitutionality claim. The Court held that the weight of credible evidence supported the trial court's conclusion that City schoolchildren were not receiving the Constitutionally mandated opportunity for a sound basic education, and further held that the plaintiffs had established a causal link between the present education funding system and the failure to provide such sound basic education. The Court remitted the case to the trial court for further proceedings in accordance with its decision. On August 3, 2004, the trial court referred the case to a recommendation panel for guidance on the best manner to implement the Court of Appeals mandate. On November 30, 2004, the panel issued a report recommending the Stated be directed to pay a total of $14.08 billion to City schools over the next four years in additional operations funding and $9.2 billion over the next five years for capital improvements. On March 15, 2005, the district court issued an order confirming the panel's report and recommendations and directed the State to take all steps necessary to provide additional funding for New York City schools as proposed by the panel. The State has appealed the district court's order, which was then stayed pending a decision from the appeals court. On May 3, 2005, the appellate court denied the plaintiff's motion to lift the automatic stay.

Medicaid. Numerous cases challenge provisions of State law which alter the nursing home Medicaid reimbursement methodology on and after April 1, 1995. Included are *New York State Health Facilities Association, et al., v. DeBuono, et al., St. Luke's Nursing Center, et al. v. DeBuono, et al., New York Association of Homes and Services for the Aging v. DeBuono, et al. (six cases),* and *Matter of Nazareth Home of the Franciscan Sisters, et al. v. Novello* . Plaintiffs allege that the changes in methodology have been adopted in violation of procedural and substantive requirements of State and Federal law.

In *New York Association of Homes and Services for the Aging v. DeBuono, et al.*, the U.S. District Court dismissed plaintiff's complaint on May 19, 2004. Plaintiffs appealed. Several related State court cases involving the same parties and issues have been held in abeyance pending the result of this litigation.

In *Matter of Nazareth Home of the Franciscan Sisters, et al. v. Novello*, the trial court dismissed the plaintiffs' petition on December 22, 2004. Plaintiffs have appealed.

Tobacco Master Settlement Agreement. In *Freedom Holdings Inc. et al. v. Spitzer et al.*, two cigarette importers brought an action in 2002 challenging portions of laws enacted by the State under the MSA that New York and many other states entered into with major tobacco manufacturers. The action alleged violations of the Commerce Clause, anti-trust violations and equal protection violations relating to the selective enforcement of State law on Native American reservations. The trial court granted the State's motion to dismiss for failure to state a cause of action. Plaintiffs appealed, and on January 6, 2004 the appellate court affirmed the dismissal of the Commerce Clause claim, reversed the dismissal of the anti-trust claim, and remanded the selective enforcement claim to the trial court for further proceedings. Plaintiffs filed an amended complaint challenging the validity of the MSA itself and seeking preliminary injunctive relief. On September 14, 2004, the district court denied the plaintiffs' motion, except the portion that prevented the tobacco manufacturers from obtaining certain funds from escrow. Plaintiffs have appealed the court's order. In May 2005, the Second Circuit affirmed the denial of the preliminary injunction.

Rating Categories

Description of certain ratings assigned by S&P, Moody's and Fitch:

S&P

<u>Long-term</u>

AAA
An obligation rated 'AAA' has the highest rating assigned by S&P. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA
An obligation rated 'AA' differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A
An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB
An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB, B, CCC, CC, and C
Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB
An obligation rated 'BB' is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B
An obligation rated 'B' is more vulnerable to nonpayment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC

An obligation rated 'CCC' is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC

An obligation rated 'CC' is currently highly vulnerable to nonpayment.

C

A subordinated debt or preferred stock obligation rated 'C' is currently highly vulnerable to nonpayment. The 'C' rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A 'C' also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.

D

An obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

r

The symbol 'r' is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are not addressed in the credit rating. Examples include: obligations linked or indexed to equities, currencies, or commodities; obligations exposed to severe prepayment risk—such as interest-only or principal-only mortgage securities; and obligations with unusually risky interest terms, such as inverse floaters.

N.R.

The designation 'N.R.' indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that S&P does not rate a particular obligation as a matter of policy.

Note: The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign designation to show relative standing within the major rating categories.

Short-term

SP-1

Strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus sign (+) designation.

SP-2

Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

SP-3
Speculative capacity to pay principal and interest.

Commercial paper

A-1
This designation indicates that the degree of safety regarding timely payment is strong. Those issues determined to possess extremely strong safety characteristics are denoted with a plus sign (+) designation.

Moody's

Long-term

Aaa
Bonds rated 'Aaa' are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa
Bonds rated 'Aa' are judged to be of high quality by all standards. Together with the 'Aaa' group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in 'Aaa' securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the 'Aaa' securities.

A
Bonds rated 'A' possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa
Bonds rated 'Baa' are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba
Bonds rated 'Ba' are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and

thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B
Bonds rated 'B' generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa
Bonds rated 'Caa' are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca
Bonds rated 'Ca' represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C
Bonds rated 'C' are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from 'Aa' through 'Caa'. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Prime rating system (short-term)

Issuers rated **Prime-1** (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics:

> Leading market positions in well-established industries.

> High rates of return on funds employed.

> Conservative capitalization structure with moderate reliance on debt and ample asset protection.

> Broad margins in earnings coverage of fixed financial charges and high internal cash generation.

> Well-established access to a range of financial markets and assured sources of alternate liquidity.

MIG/VMIG—U.S. short-term

Municipal debt issuance ratings are designated as Moody's Investment Grade (MIG) and are divided into three levels—MIG 1 through MIG 3.

The short-term rating assigned to the demand feature of variable rate demand obligations (VRDOs) is designated as VMIG. When either the long- or short-term aspect of a VRDO is not rated, that piece is designated NR, e.g., Aaa/NR or NR/VMIG 1.

MIG 1/VMIG1
This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

MIG 2/VMIG 2
This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.

MIG 3/VMIG 3
This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.

SG
This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.

Fitch

Long-term investment grade

AAA
Highest credit quality. 'AAA' ratings denote the lowest expectation of credit risk. They are assigned only in case of exceptionally strong capacity for timely payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA
Very high credit quality. 'AA' ratings denote a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A
High credit quality. 'A' ratings denote a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

BBB
Good credit quality. 'BBB' ratings indicate that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity. This is the lowest investment-grade category.

<u>Long-term speculative grade</u>

BB
Speculative. 'BB' ratings indicate that there is a possibility of credit risk developing, particularly as the result of adverse economic change over time; however, business or financial alternatives may be available to allow financial commitments to be met. Securities rated in this category are not investment grade.

B
Highly speculative. 'B' ratings indicate that significant credit risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is contingent upon a sustained, favorable business and economic environment.

CCC, CC, C
High default risk. Default is a real possibility. Capacity for meeting financial commitments is solely reliant upon sustained, favorable business or economic developments. 'CC' ratings indicate that default of some kind appears probable. 'C' ratings signal imminent default.

DDD, DD, D
Default. The ratings of obligations in this category are based on their prospects for achieving partial or full recovery in a reorganization or liquidation of the obligor. While expected recovery values are highly speculative and cannot be estimated with any precision, the following serve as general guidelines. 'DDD' obligations have the highest potential for recovery, around 90% - 100% of outstanding amounts and accrued interest. 'DD' ratings indicate potential recoveries in the range of 50% - 90% and 'D' the lowest recovery potential, i.e., below 50%.

Entities rated in this category have defaulted on some or all of their obligations. Entities rated 'DDD' have the highest prospect for resumption of performance or continued operation with or without a formal reorganization process. Entities rated 'DD' and 'D' are generally undergoing a formal reorganization or liquidation process; those rated 'DD' are likely to satisfy a higher portion of their outstanding obligations, while entities rated 'D' have a poor prospect of repaying all obligations.

<u>Short-term</u>

A short-term rating has a time horizon of less than 12 months for most obligations, or up to three years for U.S. public finance securities, and thus places greater emphasis on the liquidity necessary to meet financial commitments in a timely manner.

F1
Highest credit quality. Indicates the strongest capacity for timely payment of financial commitments; may have an added "+" to denote any exceptionally strong credit feature.

'NR' indicates that Fitch does not rate the issuer or issue in question.

Notes to long-term and short-term ratings: A plus (+) or minus (-) sign designation may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the 'AAA' long-term rating category, to categories below 'CCC', or to short-term ratings other than 'F1.'